PEPSICO

Notice of 2018 Annual Meeting of Shareholders and Proxy Statement


LIFE WTR
OVERNIGHT OATS
Lipton
pepsi
Smartfood delight
AQUAFINA
MASTER BREW KOMBUCHA
Doritos
LEMON LEMON
Sabra
PURE LEAF
Tostitos
sun CHIPS
pepsi
>>>>>
QUAKER OATS
Tropicana
BAKED
Fritos
Cheetos
COFFEE
Naked
Stacy's
KICKSTART
Lay's
1893



Performance with Purpose is our
vision to deliver top-tier financial
performance over the long term by
integrating sustainability into
our business strategy, leaving a
positive imprint on society and
the environment

Dear Fellow PepsiCo Shareholders:



"In the 21st century, being a great company means being a good company. At PepsiCo, we are focused not only on the coming quarters, but the coming years, considering not only the level, but the duration of returns, while being responsive to the needs of the world around us."

INDRA K. NOOYI
Chairman of the Board of Directors
and Chief Executive Officer

I am pleased to invite you to attend our 2018 Annual Meeting of Shareholders on Wednesday, May 2, 2018 at 9:00 a.m. Eastern Daylight Time. The Meeting will be held at the New Bern Riverfront Convention Center in New Bern, North Carolina, the "birthplace" of Pepsi. We hope you will attend, but for those who cannot, we will offer a live webcast of our Annual Meeting on our website at *www.pepsico.com* under *"Investors"* — *"Events and Presentations."*

Our strategy has enabled us to deliver strong performance in the short term and invest in the long term

Our results in 2017 build on our strong track record over the past five years. We are proud of what we have accomplished, particularly in light of challenges posed by global megatrends impacting the food and beverage industry – from macroeconomic and political volatility and the continued rebalancing of the economic world; to shifting consumer preferences and increasing demand for more nutritious foods and beverages; to the disruption of the retail landscape; to the emergence of niche brands; to the pace of digital innovation.

We believe the steps we have taken over the past year have helped address these key challenges and position us to emerge even stronger from this period of change, by continuing to focus on:

- expanding our product portfolio and leveraging the strength of our distribution system to offer consumers more nutritious foods and beverages and a wide array of choices;
- strengthening our retail and foodservice relationships;
- minimizing our environmental footprint;
- building on our capabilities in design, e-Commerce and digital solutions to meet changing consumer consumption patterns and capture cost savings while streamlining our operations; and
- investing in our associates so that we have the talent base to position us for continued growth.

By focusing on these areas, we are building a business that balances top-line growth and productivity, while reinvesting savings back into the business towards capabilities and technologies that we believe will enable us to adapt and

thrive in this dynamic environment and deliver value to our shareholders over the long term. This approach has enabled us to increase our annualized dividend per share for the 46th consecutive year, including the 15 percent increase that will take effect with the June 2018 dividend payment, and has allowed us to return a total of $38 billion in cash to shareholders through dividends and share repurchases over the past five years alone.

Our strategy continues to be guided by our steadfast focus on managing the business responsibly and sustainably through Performance with Purpose

We delivered strong performance in 2017 by embracing an approach that has guided our strategy over the past decade and has enabled us to transform our business in a way that is sustainable and consistent with our values. Our vision – what we call Performance with Purpose – is to deliver top-tier financial performance over the long term by integrating sustainability into our business strategy, leaving a positive imprint on society and the environment. Our Performance with Purpose 2025 goals are designed to build on our progress and broaden our efforts across not only our Company, but our value chain, our industry and the world in a way that will enable us to further respond to changing consumer and societal needs in the face of new and increasing opportunities, challenges and uncertainties.

Our Board is actively engaged in the Company's strategy

As stewards of our Company, our Board plays an essential role in determining PepsiCo's overall long-term strategy. Our Board has deep experience and expertise in the area of strategy development and insights into the most important



issues facing the Company. Our entire Board acts as a strategy committee and discusses the Company's key priorities annually in an extensive review of the Company's plans and throughout the year at almost every Board meeting, including during executive session without Company management present.

As we believe our performance is inextricably linked to the sustainability of the world in which we operate, sustainability topics are integral to our business strategy. As a result, the full Board considers sustainability issues as a vital element of its business oversight. To align with the new Performance with Purpose 2025 goals, our Board refined the roles of its Committees by creating a new Public Policy and Sustainability Committee in 2017. This Committee, which is comprised entirely of independent directors, assists the Board in providing more focused oversight of the Company's policies, programs and related risks that concern key public policy and sustainability matters.

We value the diversity of thought, experience and background in our Boardroom

As our Company's long-term strategy evolves, so do the skills, qualifications and experience that the Board seeks in its director nominees. The Board has a robust succession planning process designed to regularly review the mix of skills, qualifications and experience of the directors currently on the Board and needed in the future, as well as to identify individuals whose skills, qualifications and experience will enable them to meaningfully contribute to shaping our long-term business strategy.

We are extremely proud of the ongoing evolution of our Board and its track record on refreshment. We strive to maintain an appropriate balance of tenure, diversity, skills, qualifications and experience on the Board. Six members of the current Board have joined since 2014 and each brings new perspectives and ideas to the Board. At the same time, the Board believes it is equally important to benefit from the valuable experience and continuity that longer-serving directors bring to the Board. Twelve of the thirteen director nominees are independent and the average tenure of our independent director nominees is approximately six years. Nearly forty percent of our director nominees are women or ethnically diverse individuals and the three women on our Board all hold Board leadership positions. Six director nominees are citizens of countries other than the United States, providing management with a broad array of opinions and perspectives that are reflective of our global businesses.

Underpinning our performance is our enduring commitment to ethical business practices and strong corporate governance and tone at the top

At PepsiCo, we believe acting ethically and responsibly is not only the right thing to do, but also the right thing for our business. The Board has consistently demonstrated an enduring commitment to strong corporate governance

practices and setting a strong tone at the top of the Company. We have adopted comprehensive corporate standards and policies to govern our operations and facilitate accountability for our actions.

We believe strong corporate governance and an ethical culture are the foundation for financial integrity, investor confidence and sustainable performance. We are focused on advancing our vision with honesty, fairness and integrity. PepsiCo is honored to have been named among Ethisphere's World's Most Ethical Companies for the twelfth consecutive year.

We value your views

The feedback we receive from our shareholders and other stakeholders is a cornerstone of our corporate governance practices. We believe that regular, transparent communication is essential to PepsiCo's long-term success, and we have a longstanding practice of regularly engaging with our shareholders and other stakeholders – such as customers, consumers, suppliers, associates, advocacy groups, governments and communities – on all aspects of our business. These important external viewpoints inform our decisions and our strategy. Through our ongoing dialogue with you, we seek to ensure that corporate governance at PepsiCo is a dynamic framework that can both accommodate the demands of a rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

Your vote is important

Whether or not you plan to attend the Annual Meeting in person, we encourage you to vote promptly. You may vote by telephone or over the Internet, or by completing, signing, dating and returning the enclosed proxy card or voting instruction form if you requested to receive printed proxy materials.

On behalf of our Board of Directors and all of our PepsiCo associates, thank you for being a PepsiCo shareholder and for your continued support of PepsiCo.

Sincerely,



Indra K. Nooyi
Chairman of the Board of Directors and
Chief Executive Officer
March 16, 2018

Notice of 2018 Annual Meeting of Shareholders

Date and Time

Wednesday, May 2, 2018
9:00 a.m. Eastern Daylight Time

Place

The New Bern Riverfront Convention Center
203 South Front Street
New Bern, North Carolina 28560

Items to be Voted On

1 Elect as directors the 13 nominees named in the attached Proxy Statement.

2 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2018.

3 Provide advisory approval of executive compensation.

4 Act upon one shareholder proposal described in the attached Proxy Statement, if properly presented.

Record Date

Holders of record of our Common Stock as of the close of business on March 1, 2018 will be entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,



David Yawman
Corporate Secretary
March 16, 2018

Live Webcast

The Annual Meeting will be webcast live on our website at *www.pepsico.com* under *"Investors"—"Events and Presentations"* beginning at 9:00 a.m. Eastern Daylight Time on May 2, 2018.

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting in person, please promptly vote by telephone or over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the Annual Meeting.

Advance Voting Methods

 **Telephone**

 **Internet**

 **Mail**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 2, 2018.

Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended December 30, 2017 are available at *www.pepsico.com/proxy18*.

We are making the Proxy Statement and the form of proxy first available on or about March 16, 2018.

Table of Contents

This Proxy Statement of PepsiCo, Inc. ("PepsiCo," the "Company," "we," "us" or "our") contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. Forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. Such risks and uncertainties include, but are not limited to: changes in demand for PepsiCo's products, as a result of changes in consumer preferences or otherwise; changes in or failure to comply with, applicable laws and regulations; imposition or proposed imposition of new or increased taxes aimed at PepsiCo's products; imposition of labeling or warning requirements on PepsiCo's products; changes in laws related to packaging and disposal of PepsiCo's products; PepsiCo's ability to compete effectively; political conditions, civil unrest or other developments and risks in the markets where PepsiCo's products are made, manufactured, distributed or sold; the ability to protect information systems against, or effectively respond to, a cybersecurity incident or other disruption; damage to PepsiCo's reputation or brand image; loss of any key customer or disruption to the retail landscape, including rapid growth in hard discounters and the e-Commerce channel; and the other factors discussed in the risk factors section of PepsiCo's most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Proxy Statement Summary

We provide below highlights of certain information in this Proxy Statement. As this is only a summary, please refer to the complete Proxy Statement and 2017 Annual Report before you vote.

Proposal 1 Election of 13 Director Nominees	✓ **The Board recommends a vote FOR all Director Nominees** Our Nominating and Corporate Governance Committee and our Board have determined that each of the nominees possesses the right skills, qualifications and experience to effectively oversee PepsiCo's long-term business strategy. → See "Election of Directors (Proxy Item No. 1)" beginning on page 11 of this Proxy Statement.

Director Nominees

Name	Primary Occupation	Director Since	Age*	Independent	AC	CC	NCG	PPS
Shona L. Brown	Independent Advisor; Former Senior Advisor, Google Inc.	2009	52	●				●
George W. Buckley	Former Chairman, President and Chief Executive Officer, 3M Company	2012	71	●	*E*			
Cesar Conde	Chairman, NBCUniversal International Group and NBCUniversal Telemundo Enterprises	2016	44	●	●			
Ian M. Cook **(Presiding Director)**	Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	2008	65	●			●	
Dina Dublon	Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.	2005	64	●		●		
Richard W. Fisher	Former President and Chief Executive Officer, Federal Reserve Bank of Dallas	2015	68	●	*E*			
William R. Johnson	Operating Partner, Global Retail and Consumer, Advent International Corporation; Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	2015	69	●	*E*			
Indra K. Nooyi	Chairman of the Board and Chief Executive Officer, PepsiCo	2001	62					
David C. Page, MD	Director and President, Whitehead Institute for Biomedical Research; Professor, Massachusetts Institute of Technology	2014	61	●		●		●
Robert C. Pohlad	President, Dakota Holdings, LLC	2015	63	●			●	
Daniel Vasella, MD	Former Chairman and Chief Executive Officer, Novartis AG	2002	64	●		●	● (Chair)	
Darren Walker	President, Ford Foundation	2016	58	●			●	●
Alberto Weisser	Former Chairman and Chief Executive Officer, Bunge Limited	2011	62	●	● (Chair) *E*			

* Ages are as of March 16, 2018.

👤 = Committee Chair
E = Financial Expert

AC = Audit Committee
CC = Compensation Committee
NCG = Nominating and Corporate Governance Committee
PPS = Public Policy and Sustainability Committee



Director Nominee Highlights

Director succession planning is a robust, ongoing process at PepsiCo. Our Board regularly evaluates desired attributes in light of the Company's strategy and evolving needs. We believe our director nominees bring a well-rounded variety of skills, qualifications, experience and diversity, and represent an effective mix of deep company knowledge and fresh perspectives.



Diversity

Nearly **40%** female or ethnically diverse directors

African American

Hispanic/Latino

Asian

3 women all 3 female directors hold Board leadership positions (including our Chairman/CEO)

6 citizens of countries other than the United States

Independent Director Tenure*

0-3

4-6

7-10

10+

Average Tenure: 6.3 years

Age*

40-45

46-59

60-65

66+

Average Age: 61.8

>69% younger than 65

* Age and tenure are as of March 16, 2018.

Expertise and Independence

4 of 5
Audit Committee members are financial experts



12 of 13
Director nominees are independent



Balanced Mix of Skills, Qualifications and Experience



Public Company CEO	7
Financial Expertise/Financial Community	9
Consumer Products	6
Risk Management	3
Public Policy	3
Science/Medical/Research/Innovation	4
Technology/Data Analytics/e-Commerce/ Digital Marketing/Cyber	4
Diversity	5
Developing and Emerging Markets/ International Residence	12

12 of 13
Director nominees have significant global experience





Corporate Governance Highlights

Our Corporate Governance Policies Reflect Best Practices

Many of our corporate governance practices are a result of valuable feedback and collaboration with our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy.

For example, in 2018, the Board amended our Corporate Governance Guidelines to underscore:

- the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which Board nominees are chosen; and
- the Board's involvement in human capital management and talent development, by adding those attributes to the list of experiences sought for individual directors.

The Board also established a new Public Policy and Sustainability Committee in 2017 to assist the Board in providing more focused oversight over PepsiCo's policies, programs and related risks that concern key public policy and sustainability matters.

Independent Oversight	• 12 of 13 director nominees are independent • Independent Presiding Director with clearly defined and robust responsibilities • Regular executive sessions of independent directors at Board meetings (chaired by independent Presiding Director) and Committee meetings (chaired by independent Committee Chairs) • 100% independent Board Committees • Active Board oversight of the Company's strategy and risk management
Board Refreshment	• Comprehensive, ongoing Board succession planning process • Focus on diversity (nearly 40% of directors are women or ethnically diverse) • Regular Board refreshment and mix of tenure of directors • Annual Board and Committee self-evaluations • Mandatory retirement age of 72 • Ongoing director education
Shareholder Rights	• Annual election of all directors • Proxy access right for shareholders (3% ownership threshold continuously for 3 years / 2 director nominees or 20% of the Board / 20 shareholder aggregation limit) • Majority-vote and director resignation policy for directors in uncontested elections • Shareholder right to call special meeting for stockholders owning at least 20% of outstanding shares • One class of shares with each share entitled to one vote
Good Governance Practices	• Prohibition on hedging or pledging Company stock • Comprehensive clawback policy applicable to directors and executives • Rigorous director and executive stock ownership requirements • > 97% average attendance of incumbent directors at Board and Committee meetings • Active shareholder engagement program • Global Code of Conduct applicable to directors and all employees with annual compliance certification • Robust sustainability initiatives and political activities disclosures on our website

Proposal 2 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2018	✓ **The Board recommends a vote FOR this proposal** Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2018. → See "Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)" beginning on page 40 of this Proxy Statement.



Proposal 3 Advisory Approval of Executive Compensation	 **The Board recommends a vote FOR this proposal** Our Board recommends that shareholders vote "FOR" the advisory approval of the compensation of our named executive officers ("**NEOs**" or "**Named Executive Officers**") for the 2017 performance year.
	 See "Advisory Approval of Executive Compensation (Proxy Item No. 3)" on page 43 of this Proxy Statement and "Compensation Discussion and Analysis" beginning on page 44 of this Proxy Statement.

Executive Compensation At-a-Glance

2017 PepsiCo Performance Highlights

PepsiCo delivered another year of strong operating performance in 2017. In the midst of a dynamic retail environment and rapidly shifting consumer landscape, we met or exceeded most of the financial goals we set for the year. The following non-GAAP measures were used in our executive incentive pay programs.[1]



Organic Revenue Growth[1]

2.3%

Goal: at least 3% ▼

Core Constant Currency Earnings Per Share ("EPS") Growth[1]

8.8%

Goal: 8% ▲

Free Cash Flow Excluding Certain Items[1]

$7.3B

Goal: Approximately $7.0B ▲

Core Net Return on Invested Capital ("ROIC")[1]

22.9%

Goal: 22% ▲

Our total shareholder return ("TSR") reflects our strong 2017 results. We delivered 17.8% TSR, outperforming the median of our proxy peer group.

We also made significant progress against our strategic priorities to sustain shareholder value creation over the long-term.

 **Innovation:** 2017 marked the 5th consecutive year that innovation sales comprised at least 8% of net revenue. Our focus on innovation is enabling us to meet the evolving tastes of consumers.

 **Brand Building:** Spending on advertising and marketing stands at 6.4% of net revenue, delivering market share improvements in many key markets.

 **Execution:** Reflecting our relentless focus on execution, PepsiCo was again ranked as the number-one, best-in-class manufacturer in the latest Kantar Retail annual U.S. PoweRanking® study.

 **Productivity:** We delivered over $1 billion of productivity savings that is enabling us to sustainably reinvest in the business.

 **Performance with Purpose:** We continued to advance our global sustainability agenda that is transforming our product portfolio, minimizing our environmental footprint, and making local communities more prosperous.

 **Cash Return to Shareholders:** We again increased our annualized dividend and met our goal of returning $6.5 billion in cash to shareholders through dividends and share repurchases.

---

[1] For further information on these financial measures, which are used as compensation performance measures and are not in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**"), please refer to the "2017 PepsiCo Performance Highlights" section of the Compensation Discussion and Analysis on page 44 of this Proxy Statement and Exhibit A to this Proxy Statement.

 

The Principles of Our Executive Compensation Program

Our executive compensation program is designed to align the interests of PepsiCo's executive officers with those of our shareholders. The Compensation Committee oversees and evaluates the program against competitive practices, regulatory developments and corporate governance trends.

 The Compensation Committee has incorporated market-leading governance features into our programs that include **a comprehensive clawback policy, rigorous stock ownership guidelines and challenging targets for incentive awards aligned to financial goals communicated to shareholders.**

 Our executive compensation program avoids shareholder-unfriendly features. For our executive officers, **we don't have employment agreements, supplemental retirement plans or excessive perks and we don't allow hedging or pledging of Company stock.**

Compensation Highlights

Reflecting our pay-for-performance compensation program, the strong results delivered for shareholders translated into above-target payouts of incentive awards.



Annual Incentive | **2017** **1-year performance period**

2017 Annual Incentive
PepsiCo achieved strong operating performance as we met or exceeded most of the financial goals we set for the year.

Payout (% above target)
+13% Average for all NEOs



Long-Term Incentives | **2015** **2016** **2017** **3-year performance period**



PepsiCo Equity Performance Units

3-Yr Absolute Stock Price Compound Annual Growth Rate ("CAGR")

Threshold	Target	Max
	6.3% CAGR	
-3%	5%	14%

+

3-Yr Relative TSR vs. S&P 500

Threshold	Target	Max
	55th %ile	
25th %ile	50th %ile	75th %ile

=

Payout (% above target) **+16%**

Long-Term Cash Awards

3-Yr Average Core Constant Currency EPS Growth[2]

Threshold	Target	Max
		10.3%
5.5%	7.0%	9.0%

+

3-Yr Core Net ROIC Improvement[2]

Threshold	Target	Max
		+540 bps
+90 bps	+150 bps	+230 bps

=

Payout (% above target) **+75%**

---

[2] For further information on these non-GAAP financial measures, which are used as compensation performance measures, please refer to the "2017 PepsiCo Performance Highlights" section of the Compensation Discussion and Analysis on page 44 of this Proxy Statement and Exhibit A to this Proxy Statement. For 2016, Core Constant Currency EPS Growth excluded the impact of the Venezuela deconsolidation that occurred in 2015.



Proposal 4 Shareholder proposal	 The Board recommends a vote AGAINST this shareholder proposal
	 See the Board's statement in opposition of this shareholder proposal beginning on page 72 of this Proxy Statement.

Proposal	Proponent	What the proposal asks for	Why the Board recommends a vote AGAINST the proposal
Proposal 4 – Special Shareowner Meeting Improvement See page 72	John Chevedden, on behalf of Kenneth Steiner	Reduce stock ownership threshold to call a special meeting from 20% to 10% of PepsiCo's outstanding common stock	The Board believes the action requested by the proposal is neither necessary nor in the best interests of PepsiCo or its shareholders because: • PepsiCo already permits shareholders holding in the aggregate 20% or more of our outstanding shares to call a special meeting • The current ownership threshold prevents potential unnecessary waste of corporate resources and disruption by a much smaller minority of shareholders calling a special meeting on frivolous grounds • Shareholders have significant opportunities to engage with management and the Board throughout the year • PepsiCo has strong corporate governance policies and practices in place that protect shareholder rights

 

Election of Directors (Proxy Item No. 1)

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the 13 directors identified on the following pages for election at the 2018 Annual Meeting. If elected, the directors will hold office from election until the next Annual Meeting of Shareholders and until their successors are elected and qualified or until their death, resignation or removal.

All of the nominees are currently PepsiCo directors who were elected by shareholders at the 2017 Annual Meeting. Our Board has a comprehensive, ongoing director succession planning process designed to provide for a highly independent, well-qualified Board, with the diversity, experience and background to be effective and to provide strong oversight. Our Board regularly evaluates the needs of the Company and adds new skills, qualifications and experience to the Board as necessary to best position the Company to navigate through a constantly changing global landscape.

Our Nominating and Corporate Governance Committee and our Board have determined that each of the nominees possesses the right skills, qualifications and experience to effectively oversee PepsiCo's long-term business strategy. Biographical information about each nominee, as well as highlights of certain notable skills, qualifications and experience that contributed to the nominee's selection as a member of our Board of Directors and nomination for re-election at our 2018 Annual Meeting, are included on the following pages.

The chart below summarizes the notable skills, qualifications and experience of each director nominee and highlights the balanced mix of skills, qualifications and experience of the Board as a whole. These are the same attributes that the Board considers as part of its ongoing director succession planning process and aligns with the needs of PepsiCo's long-term business strategy. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board.

Skills/Qualifications/Experience	Shona Brown	George Buckley	Cesar Conde	Ian Cook	Dina Dublon	Richard Fisher	William Johnson	Indra Nooyi	David Page	Robert Pohlad	Daniel Vasella	Darren Walker	Alberto Weisser
Public Company CEO		●		●			●	●		●	●		●
Financial Expertise/Financial Community		●		●	●	●	●	●		●		●	●
Consumer Products		●		●			●	●		●	●		
Risk Management					●	●							●
Public Policy						●			●			●	
Science/Medical Research/Innovation	●	●							●		●		
Technology/Data Analytics/e-Commerce/Digital Marketing/Cyber	●	●	●			●							
Developing and Emerging Markets/International Residence	●	●	●	●	●	●	●	●		●	●	●	●
Diversity	●		●		●			●				●	

Our Nominating and Corporate Governance Committee and our Board are also keenly focused on ensuring that a wide range of backgrounds and experience are represented on our Board.



Diversity

Nearly **40%** female or ethnically diverse directors

● African American
● ● Hispanic/Latino
● Asian

3 women — all 3 female directors hold Board leadership positions (including our Chairman/CEO)

6 — citizens of countries other than the United States



Independent Director Tenure*

0-3 ● ● ● ● ● ●
4-6 ● ●
7-10 ● ●
10+ ● ●

Average Tenure: 6.3 years



Age*

40-45 ●
46-59 ● ●
60-65 ● ● ● ● ● ● ●
66+ ● ● ●

Average Age: 61.8
>69% younger than 65

* Age and tenure are as of March 16, 2018.



Additionally, all directors are expected to possess personal traits such as candor, integrity and professionalism and must be able to commit significant time to the Company's oversight. For additional information on the Board selection process, including the Board's consideration of diversity, see "Board Composition and Refreshment" on pages 21-24 of this Proxy Statement.

Although our Board does not anticipate that any of the nominees will be unable to stand for election as a director at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be designated by our Nominating and Corporate Governance Committee and our Board.

Director Nominees

 **Our Board of Directors recommends that shareholders vote "FOR" the election of each of the following director nominees:**

Shona L. Brown



Director Since: 2009

Age: 52

Independent Committee Memberships:

- Compensation `CHAIR`
- Public Policy and Sustainability

Shona L. Brown served as a Senior Advisor to Google Inc., an Internet search and advertising technologies corporation, from 2013 to 2015. Dr. Brown served as Senior Vice President of Google.org, Google Inc.'s philanthropic arm, from 2011 to 2012. Dr. Brown served as Google Inc.'s Senior Vice President, Business Operations from 2006 to 2011 and Vice President, Business Operations from 2003 through 2006, leading internal business operations and people operations in both roles. Previously, Dr. Brown was a partner at McKinsey & Company, a management consulting firm. Dr. Brown also currently serves on the boards of several private companies and several non-profit organizations (including The Nature Conservancy, Code for America, the Gladstone Foundation, and the Center for Advanced Study in the Behavioral Sciences at Stanford University).

Other Public Company Directorships:
- *Current:* Atlassian Corporation plc
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Dr. Brown brings to our Board of Directors broad knowledge of information technology and social media and a critical perspective regarding the rapidly changing digital landscape gained from her extensive experience at a world-recognized global technology leader, Google. Dr. Brown also provides PepsiCo with the unique perspective of building innovation into business and people operations (including sustainability operations) at Google. In addition, through her business experience at Google and McKinsey & Company, she brings a deep expertise in building organizations optimized for adaptability, growth and innovation, which benefits PepsiCo as we address similar issues in an environment of evolving consumer preferences and regulatory initiatives. Her perspective on public policy and sustainability-related matters and the role of business in society gained from her experience working with non-profit organizations are valuable as the Company continues to focus on its Performance with Purpose goals and pursue strategies to drive sustainable long-term growth.

 

George W. Buckley



Director Since: 2012

Age: 71

Independent Committee Memberships:

• Audit

George W. Buckley served as Chairman, President and Chief Executive Officer of 3M Company, a diversified, global technology company, from 2005 to 2012. Previously, from 1997 to 2005, Dr. Buckley held several senior management roles, including Chairman and Chief Executive Officer, at Brunswick Corporation, a boat and recreational product manufacturer. Dr. Buckley currently serves on the boards of several public and private companies.

Other Public Company Directorships:
• *Current:* Smiths Group plc (Chairman); Stanley Black & Decker, Inc. (Chairman); Hitachi Ltd.
• *Previous (During Past 5 Years):* Archer-Daniels-Midland Company (until 2013)

Skills and Qualifications

Through his leadership of the diversified, global technology company 3M, Dr. Buckley brings to our Board of Directors his expertise in integrating research and development into business operations to create incremental value through both line extensions and breakthrough innovation. In addition to contributing great insight to PepsiCo's innovation strategy through his experience as chief executive officer of public companies and on public and private company boards, as well as through his educational background, which includes a doctorate degree in engineering, Dr. Buckley also brings to the Board experience managing large global corporations across multiple industries and markets; skills in operations, strategic planning, information technology and financial matters; and valuable consumer products insights.

Cesar Conde



Director Since: 2016

Age: 44

Independent Committee Memberships:

• Audit

Cesar Conde has served since 2015 as Chairman of NBCUniversal International Group and NBCUniversal Telemundo Enterprises, part of a global media and entertainment company. From 2013 to 2015, he served as Executive Vice President at NBCUniversal, where he oversaw NBCUniversal International and NBCUniversal Digital Enterprises. From 2009 to 2013, Mr. Conde served as President of Univision Networks, a leading American media company with a portfolio of Spanish language television networks, radio stations and digital platforms. From 2003 to 2009, Mr. Conde served in a variety of senior executive capacities at Univision Networks and is credited with transforming it into a leading global, multi-platform media brand. Prior to Univision, Mr. Conde served as the White House Fellow for Secretary of State Colin L. Powell from 2002 to 2003. Mr. Conde also currently serves on the boards of several non-profit organizations, including the Paley Center for Media, The Aspen Institute and the Foundation for Excellence in Education.

Other Public Company Directorships:
• *Current:* Owens Corning
• *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Conde is an experienced global executive with a strong track record in business, finance and media. He provides the Board with diverse and actionable perspectives on today's consumer and media landscapes, and his unique insights are particularly valuable as PepsiCo continues to build new digital marketing capabilities and adapt to changing demographics around the world. Mr. Conde also brings his market and consumer insights developed through his experience at national and global media companies and his leadership of social and corporate responsibility initiatives worldwide.



Ian M. Cook

PRESIDING DIRECTOR

Director Since: 2008

Age: 65

Independent Committee Memberships:

• Nominating and Corporate Governance



Ian M. Cook has served as Chief Executive Officer and a director of Colgate-Palmolive Company, a multinational consumer products company, since 2007 and became Chairman of its board in 2009. He has also served as President of Colgate-Palmolive since 2005. Mr. Cook joined Colgate-Palmolive in the United Kingdom in 1976 and progressed through a series of senior management roles. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa, and in 2005, he became responsible for all Colgate-Palmolive operations worldwide. Mr. Cook also serves on the boards of several non-profit organizations, including the Consumer Goods Forum, Catalyst, Memorial Sloan Kettering Cancer Center and New Visions for Public Schools.

Other Public Company Directorships:
• *Current:* Colgate-Palmolive Company
• *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Cook brings to our Board of Directors deep knowledge of the consumer products industry and operational leadership experience gained through his many years leading a global consumer products company, Colgate-Palmolive. He also contributes a broad understanding of industry trends and his extensive global leadership experience gained from holding a variety of senior management roles at Colgate-Palmolive in numerous countries throughout the world. Mr. Cook's qualifications also include expertise in finance, brand-building, corporate governance, human capital management and talent development and succession planning.

Dina Dublon

Director Since: 2005

Age: 64

Independent Committee Memberships:

• Compensation
• Public Policy and Sustainability CHAIR



Dina Dublon served as Executive Vice President and Chief Financial Officer at JPMorgan Chase & Co., a leading global financial services company, from 1998 until her retirement in 2004. In this role, she was responsible for financial management, corporate treasury and investor relations. Ms. Dublon previously held numerous positions at JPMorgan Chase & Co. and its predecessor companies, including corporate treasurer, managing director of the Financial Institutions Division and head of asset liability management. Ms. Dublon also previously served on the faculty of Harvard Business School and on the boards of several non-profit organizations, including the Women's Refugee Commission and Global Fund for Women.

Other Public Company Directorships:
• *Current:* Deutsche Bank AG (supervisory board)
• *Previous (During Past 5 Years):* Accenture plc (until 2017); Microsoft Corporation (until 2014)

Skills and Qualifications

Ms. Dublon brings to our Board of Directors deep expertise in financial, accounting, strategic and banking matters and capital markets operations gained from her distinguished career in the financial services industry, particularly through her role as Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. She also contributes valuable risk management insights obtained through her experience at JPMorgan Chase & Co., as well as from her service on the boards of several other public companies, including as the Chair of Deutsche Bank AG's risk committee of the supervisory board. In addition, Ms. Dublon offers unique perspectives on emerging markets, public policy and sustainability-related matters gained while working with global non-profit organizations focusing on women's issues and initiatives.

Richard W. Fisher



Director Since: 2015

Age: 68

Independent Committee Memberships:

• Audit

Richard W. Fisher served as President and Chief Executive Officer of the Federal Reserve Bank of Dallas from 2005 to 2015. Previously, from 2001 to 2005, Mr. Fisher was Vice Chairman and Managing Partner of Kissinger McLarty Associates, a strategic advisory firm. From 1997 to 2001, Mr. Fisher served as Deputy U.S. Trade Representative with the rank of Ambassador, during which he oversaw the implementation of the North American Free Trade Agreement, the Bilateral Trade Agreement with Vietnam and other trade agreements. During his tenure, Mr. Fisher was also instrumental in China and Taiwan joining the World Trade Organization. Mr. Fisher's experience also includes serving as Managing Partner of Fisher Capital Management, an SEC-registered investment advisory firm, and Senior Manager of Brown Brothers Harriman & Co., a private banking firm. He has also served, since 2015, as a Senior Advisor for Barclays PLC, a financial services provider.

Other Public Company Directorships:
• *Current:* AT&T Inc.; Tenet Healthcare Corporation
• *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Fisher brings to our Board of Directors deep knowledge of financial matters and financial expertise gained from extensive experience that includes serving as President and Chief Executive Officer of the Federal Reserve Bank of Dallas, Managing Partner of Fisher Capital Management and Senior Manager of Brown Brothers Harriman. Mr. Fisher also contributes his strategy, leadership and management skills, and experience gained from chairing for five years a Federal Reserve committee on information technology architecture and cybersecurity risks and from his public company director experience. In addition, his global experience and expertise in international trade and regulatory matters, including from his roles as Deputy U.S. Trade Representative and Vice Chairman and Managing Partner of Kissinger McLarty Associates, are particularly valuable to PepsiCo.

William R. Johnson



Director Since: 2015

Age: 69

Independent Committee Memberships:

• Audit

William R. Johnson has served as Operating Partner, Global Retail and Consumer, of Advent International Corporation, a global private equity firm, since 2014. Previously, Mr. Johnson served as Chairman, President and Chief Executive Officer of the H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He joined Heinz in 1982 and held various positions within the company before becoming President and Chief Operating Officer in 1996, then assuming the position of President and Chief Executive Officer in 1998. Mr. Johnson also served as an Advisory Partner of Trian Fund Management, L.P., an investment management firm, from 2015 to 2017.

Other Public Company Directorships:
• *Current:* United Parcel Service, Inc.
• *Previous (During Past 5 Years):* Emerson Electric Company (until 2017); Education Management Corporation (until 2014); H.J. Heinz Company (until 2013)

Skills and Qualifications

Mr. Johnson brings to our Board of Directors extensive leadership skills and consumer packaged goods expertise gained from serving as the Chairman, President and Chief Executive Officer of Heinz. Through his leadership of Heinz and his service on several private and public company boards, he offers deep experience in strategic planning, operations, marketing, brand development, logistics and financial expertise. Mr. Johnson's experience leading a global business with a large, labor-intensive workforce is of particular value to the Board.





Indra K. Nooyi

Director Since: 2001

Age: 62

Indra K. Nooyi has been PepsiCo's Chief Executive Officer ("**CEO**") since 2006 and assumed the role of Chairman of our Board of Directors in 2007. She was elected to our Board and became President and Chief Financial Officer in 2001, after serving as Senior Vice President and Chief Financial Officer since 2000. Ms. Nooyi also served as PepsiCo's Senior Vice President, Corporate Strategy and Development from 1996 until 2000, and as PepsiCo's Senior Vice President, Strategic Planning from 1994 until 1996. Prior to joining PepsiCo, Ms. Nooyi spent four years as Senior Vice President of Strategy, Planning and Strategic Marketing for Asea Brown Boveri, Inc. She was also Vice President and Director of Corporate Strategy and Planning at Motorola, Inc. Ms. Nooyi also currently serves on the boards of the International Cricket Council and several non-profit organizations, including the U.S.-India Business Council, the Consumer Goods Forum, Catalyst, Lincoln Center for the Performing Arts, Tsinghua University School of Economics and Management, the World Economic Forum and the Asia Society. She also serves on the Americas Advisory Panel of Temasek International Pte. Ltd., a Singapore-based investment company.

Other Public Company Directorships:
- *Current:* Schlumberger Limited
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Ms. Nooyi brings to our Board of Directors strong leadership skills, extensive strategic planning, business and financial experience and broad strategic vision for our Company. Her more than 20 years with PepsiCo have provided her with extensive knowledge of the global food and beverage industry. Ms. Nooyi also contributes invaluable perspectives on the global marketplace gained from her senior management positions at PepsiCo and her memberships on global business councils and forums. Her role as Chairman and CEO of PepsiCo creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business.

 

David C. Page, MD

Director Since: 2014

Age: 61

Independent Committee Memberships:
• Compensation
• Public Policy and Sustainability



David C. Page, MD, has served since 2005 as Director and President of the Whitehead Institute for Biomedical Research, an independent non-profit research and educational institute affiliated with Massachusetts Institute of Technology ("MIT"). In this role, he leads a group of scientists focused on cancer research, genetics, genomics, developmental biology, stem cell research, regenerative medicine, parasitic disease and plant biology. Dr. Page's own research focuses on the genetic and genomic differences between males and females, and the roles that these differences play in health and disease. His honors include a MacArthur Prize Fellowship, Science magazine's Top Ten Scientific Advances of the Year (in 1992 and again in 2003) and the 2011 March of Dimes Prize in Developmental Biology. He is a member of the National Academy of Sciences, the National Academy of Medicine and the American Academy of Arts and Sciences. Dr. Page also serves as a professor of biology at MIT and as an investigator at the Howard Hughes Medical Institute. He also serves on the board of the Society for Women's Health Research.

Other Public Company Directorships:
• *Current:* None
• *Previous (During Past 5 Years):* None

Skills and Qualifications

Dr. Page brings to our Board of Directors his scientific and medical expertise, gained from over 30 years of experience in those fields, and unique perspective on the intersection of academic and commercial scientific research of interest to companies in the food and beverage industry. His perspectives are particularly valuable in light of the Company's strategic focus on the areas of nutrition, as well as health and wellness. Dr. Page's experience with producing significant scientific discoveries and innovative breakthroughs is highly relevant to the Company's research and development initiatives, innovation pipeline and sustainability goals in an environment of shifting consumer preferences and regulatory initiatives.

Robert C. Pohlad



Director Since: 2015

Age: 63

Independent Committee Memberships:

• Nominating and Corporate Governance

Robert C. Pohlad has served as President of Dakota Holdings, LLC (and its predecessors), which operates multiple businesses across a number of industries, including commercial real estate, automotive sales automation and robotic engineering, and sports and entertainment, since 1987. From 2002 until its acquisition by PepsiCo in 2010, Mr. Pohlad was Chairman and Chief Executive Officer of PepsiAmericas, Inc., an independent publicly traded company. PepsiAmericas, Inc. was formed from several independent bottlers in 1998, and, under Mr. Pohlad's tenure, it grew to become the second-largest bottler of PepsiCo products at the time of its acquisition. Previously, Mr. Pohlad held several other executive positions at bottling companies. Mr. Pohlad is a member and chair of the Board of Trustees of the University of Puget Sound, as well as a former member and chair of the Board of Visitors of the University of Minnesota Medical School.

Other Public Company Directorships:
• *Current:* None
• *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Pohlad brings to our Board of Directors extensive beverage and finance experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiAmericas, Inc. and its predecessors. Mr. Pohlad has a deep understanding of leveraging large-scale distribution systems and global brands, specifically with respect to beverage and bottling operations, which is invaluable to PepsiCo. In addition, through his experience operating businesses and investments in myriad fields, Mr. Pohlad has gained expertise leading and developing strong management teams, creating and implementing effective strategic plans, addressing succession planning needs and brand-building.

Daniel Vasella, MD



Director Since: 2002

Age: 64

Independent Committee Memberships:

• Compensation
• Nominating and Corporate Governance **CHAIR**

Daniel Vasella, MD, served as Chairman of Novartis AG, a global innovative healthcare solutions company, from 1999 to 2013 and as Chief Executive Officer of Novartis AG from 1996 to January 2010. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is currently working as a coach to senior executives. He is also a member of several non-profit boards including the Carnegie Endowment for International Peace.

Other Public Company Directorships:
• *Current:* American Express Company
• *Previous (During Past 5 Years):* XBiotech Inc. (until January 2018); Novartis AG (until 2013)

Skills and Qualifications

Dr. Vasella brings to our Board of Directors his expertise in the areas of nutrition and health and wellness, topics of critical importance to PepsiCo, as well as his leadership experience and global perspectives, which he obtained through his former role as Chairman and Chief Executive Officer of Novartis. Through his leadership of Novartis and his public company director experience, he also offers to PepsiCo extensive business, corporate governance, operations, management and marketing skills, human capital management and talent development, succession planning and experience developing corporate strategy. In addition, he contributes his knowledge of and experience with regulatory matters developed through his role leading a highly regulated, global business in rapidly changing markets.

Darren Walker



Director Since: 2016

Age: 58

Independent Committee Memberships:
- Nominating and Corporate Governance
- Public Policy and Sustainability

Darren Walker has served since 2013 as President of the Ford Foundation, a philanthropic organization, and as its Vice President for Education, Creativity and Free Expression from 2010 to 2013. Prior to the Ford Foundation, Mr. Walker joined the Rockefeller Foundation, a philanthropic organization, in 2002 and served as a Vice President responsible for foundation initiatives from 2005 to 2010. From 1995 to 2002, he was the Chief Operating Officer of Abyssinian Development Corporation, a community development organization in Harlem in New York City. Prior to that, Mr. Walker held various positions in finance and banking at UBS AG. Mr. Walker currently serves on the boards of several non-profit organizations, including Arcus Foundation, Friends of the High Line and Carnegie Hall, and as Vice President of Foundation for Art and Preservation in Embassies. Mr. Walker also currently chairs the U.S. Impact Investing Alliance Advisory Board and is a member of the Council on Foreign Relations and the American Academy of Arts and Sciences.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Walker brings to our Board of Directors his insight into the role of business in society gained through his role as President of the Ford Foundation and his leadership at other non-profit and philanthropic organizations. Through his experience with various social and community initiatives, he provides the Board with unique perspectives on human capital management and talent development and insights on public policy and sustainability-related matters that are particularly valuable as the Company continues to focus on its Performance with Purpose goals and pursue strategies to drive sustainable long-term growth. In addition, he offers a unique understanding of emerging markets and communities gained through his experience and oversight of the Ford Foundation's operations.



Alberto Weisser

Director Since: 2011

Age: 62

Independent Committee Memberships:

• Audit **CHAIR**

Alberto Weisser served as Chairman and Chief Executive Officer of Bunge Limited, a global food, commodity and agribusiness company, from 1999 until June 2013 and as Executive Chairman until December 2013. Mr. Weisser previously served as Bunge's Chief Financial Officer from 1993 to 1999. Previously, Mr. Weisser worked at BASF Group, a chemical company, in various finance-related positions. He has served since 2015 as a Senior Advisor at Lazard Ltd, a financial advisory and asset management firm, where he advises Lazard as a consultant regarding global agribusiness and related sectors. Mr. Weisser also serves on the Americas Advisory Panel of Temasek International Pte. Ltd., a Singapore-based investment company, and is a board member of the Council of the Americas.

Other Public Company Directorships:
• *Current:* None
• *Previous (During Past 5 Years):* Bunge Limited (until 2013)

Skills and Qualifications

Mr. Weisser brings to our Board of Directors his extensive experience with and keen understanding of commodities, gained from his role as Chairman and Chief Executive Officer of Bunge Limited. These skills are particularly valuable to PepsiCo in today's volatile economic environment. Mr. Weisser has deep knowledge of the strategic, financial, risk and compliance issues facing a large, diversified, publicly traded company, and significant global experience, particularly with respect to emerging markets. Mr. Weisser also contributes strong financial acumen and expertise resulting from his six years of experience serving as Bunge Limited's Chief Financial Officer and other senior finance-related positions.

Director Election Requirements and Majority-Vote Policy

All members of the Board are elected annually by our shareholders by a majority of the votes cast in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected), meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director in order to elect the director to the Board. In a contested election, where the number of director nominees exceeds the number of directors to be elected, directors will be elected by a plurality vote. Under our Director Resignation Policy set forth in our Corporate Governance Guidelines, if a director nominee in an uncontested election receives more votes "against" than votes "for" his or her election, he or she must offer to resign from the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on the resignation offer. Within 90 days following certification of the shareholder vote, the independent directors will determine, considering the best interests of the Company and its shareholders, whether to accept the director's resignation, and the Company will promptly publicly disclose such determination. A director who offers to resign pursuant to this Policy may not be present during the deliberations or voting by the Nominating and Corporate Governance Committee or the Board as to whether to accept the resignation offer.

 

Board Composition and Refreshment

We believe the Board benefits from a mix of new directors who bring fresh perspectives and longer-serving directors who bring valuable experience, continuity and a deep understanding of the Company. The Board strives to maintain an appropriate balance of tenure, turnover, diversity, skills and experience. To promote thoughtful Board refreshment, we have:

- adopted a policy in which no director may stand for election to the Board after reaching the age of 72;
- developed a comprehensive, ongoing Board succession planning process; and
- implemented an annual Board and Committee self-assessment process.

Six members of our current Board have joined since the beginning of 2014. The average age of our director nominees is 61.8 years. The average tenure of our independent director nominees and all our director nominees is 6.3 years and 7.1 years, respectively.

Comprehensive, Ongoing Process for Board Succession Planning and Selection and Nomination of Directors

The Board regularly evaluates its composition, assessing individual director's skills, qualifications and experience to ensure the overall Board composition is aligned with the needs of PepsiCo's long-term business strategy. Each year, the Board assesses the directors to be nominated at the annual meeting. The Board reviews potential director vacancies in light of its ongoing self-evaluation and maintains an "evergreen" compilation of potential candidates that it regularly reviews at Board meetings. The Nominating and Corporate Governance Committee assists this process by considering prospective candidates and identifying appropriate individuals for the Board's further consideration. From time to time, the Nominating and Corporate Governance Committee engages independent third-party consulting firms to perform searches for director candidates who meet the current needs of the Board.

The Nominating and Corporate Governance Committee also assists the Board in considering succession planning for Board positions such as the Presiding Director and chairs of the committees.

- The independent director who is designated as the Presiding Director is expected to serve in that role for a three-year term. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. Based on the recommendation of the Nominating and Corporate Governance Committee, the independent members of the Board re-elected Ian M. Cook as the Presiding Director of the Board in 2016 for another three-year term.
- Except as the Board may otherwise determine, the Chair of each Committee is appointed for a term of three years and no more than three consecutive three-year terms. The Board elected a new chair of our Nominating and Corporate Governance Committee in 2015, a new chair of our Audit Committee in 2016, and new chairs of our Compensation Committee and Public Policy and Sustainability Committee in 2017.



Directors' Skills, Qualifications and Experience

The Board looks for its current and potential directors to have a broad range of skills, education, experience and qualifications that can be leveraged in order to benefit PepsiCo and its shareholders and align with the evolving needs of PepsiCo's long-term business strategy. Currently, the Board is particularly interested in maintaining a mix of skills, qualifications and experience that include the following:

- **Public Company CEO** including deep operational, CEO experience at a large global public company
- **Financial Expertise / Financial Community** including senior financial leadership experience at a large global public company or financial institution
- **Consumer Products** including senior leadership experience with respect to a large consumer products business
- **Risk Management** including experience handling major risk-related challenges
- **Public Policy** including senior governmental, regulatory, philanthropic or public policy leadership experience, or policy-making role in areas relevant to our business
- **Science / Medical Research / Innovation** including senior leadership experience or scientific/research role driving technical, engineering, medical or other research innovation

- **Technology / Data Analytics / e-Commerce / Digital Marketing / Cyber** including senior leadership experience at a digital company or expertise in areas including data analytics, cloud engineered systems, digital marketing or cybersecurity
- **Developing and Emerging Markets / International Residence** including global business experience with a focus on developing and emerging markets, or residence or extensive time spent living outside of the United States
- **Diversity** including understanding the importance of diversity to a global enterprise with a diverse consumer base, informed by experience of gender, race, ethnicity and/or nationality

Attributes of Individual Nominees

All directors are also expected to possess certain personal traits and, in fulfilling its responsibility to identify qualified candidates for membership on the Board, the Nominating and Corporate Governance Committee considers the following attributes of candidates:

- Relevant knowledge, diversity of background and experience in areas including business, finance, accounting, technology, marketing, international business, government, human capital management and talent development;
- Personal qualities of leadership, character, judgment and whether the candidate possesses a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards;
- Roles and contributions valuable to the business community; and
- Whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings.

Consideration of Board Diversity



Nearly 40% The Nominating and Corporate Governance Committee and the Board are keenly focused on ensuring that a wide range of backgrounds and experience are represented on our Board. Nearly 40% of our director nominees are women or ethnically diverse individuals.

Throughout the director selection and nomination process, the Nominating and Corporate Governance Committee seeks to achieve diversity within the Board with diverse opinions and perspectives that are representative of our global business. The Nominating and Corporate Governance Committee adheres to the Company's philosophy of maintaining an environment free from discrimination on the basis of race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability, veteran status or any other protected category under applicable law. This process is designed to provide that the Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the business of the Company.

While not a formal policy, PepsiCo's director nomination processes call for the consideration of a range of types of diversity, including race, gender, ethnicity, culture, nationality and geography. In fact, diversity is one of the enumerated criteria that the Board has identified as critical in maintaining among its current and potential directors. Accordingly,

the Nominating and Corporate Governance Committee is committed to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experience, to include in the pool from which Board nominees are chosen. The Board also annually assesses the diversity of its members as part of its self-assessment process.

Director Orientation and Continuing Education

We have a comprehensive orientation program for all new directors with respect to their role as directors and as members of the particular Board committees on which they will serve. This orientation program includes one-on-one meetings with senior management, visits to PepsiCo's operations and extensive written materials to familiarize new directors with PepsiCo's business, financial performance, strategic plans, executive compensation program, and corporate governance policies and practices. Additional training is also provided when a director assumes a leadership role, such as becoming a Committee Chair.

We also have continuing education programs to assist directors in enhancing their skills and knowledge to better perform their duties and to recognize, and deal appropriately with, issues that may arise. These programs may be part of regular Board and Committee meetings or provided by qualified third-parties on various topics. The directors also periodically visit PepsiCo's operations, which provide the directors with an opportunity to see firsthand the execution and impact of the Company's strategy and engage with senior leaders and associates in our divisions to deepen their understanding of PepsiCo's business, competitive environment and corporate culture. In addition, the Company pays for all reasonable expenses for any director who wishes to attend an external director continuing education program.

Board and Committee Self-Assessments

Our Board continually seeks to improve its performance. Pursuant to PepsiCo's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees conduct a self-evaluation at least annually. Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials;
- Board/Committee meeting mechanics and structure;
- Board/Committee composition (including diversity and mix of skills, qualifications and experience);
- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, senior management development and succession planning, corporate governance and sustainability);
- Board meeting conduct and content; and
- Overall performance of Board members.

To promote effectiveness of the Board and each Committee, the self-assessment results are reviewed and addressed by the Nominating and Corporate Governance Committee, the members of each Committee and the independent directors both alone in an executive session led by the Presiding Director and with members of management.

This process of actively engaging in thoughtful discussions, including on topics ranging from Board and Committee composition to overall performance of Board members, has had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of this self-assessment process, since 2014 the Board has added six new directors of our current Board and since 2016 appointed three new Board Committee chairs, two of whom are women. This refreshment demonstrates the Board's focus on ensuring that each member of the Board brings the necessary skills and areas of expertise to contribute to discussions around PepsiCo's strategic initiatives and to oversee the risks that face our business and as they evolve.

The Nominating and Corporate Governance Committee annually reviews the format of the evaluation process and periodically considers whether individual director interviews and/or third-party assessments should be conducted to supplement the Board and Committee self-assessment process. As a result of the evaluation process, which helps identify opportunities to continue to enhance the performance of the Board and the Committees, the Board and Committees consider implementing practices and procedures as appropriate. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance of the Board, each of its Committees and the Presiding Director.



While this formal self-evaluation is conducted on an annual basis, directors share perspectives, feedback and suggestions year-round, both inside and outside of the Boardroom. Our Board is dynamic and engaged. Directors are expected to prepare for Board meetings and contribute meaningfully to the dialogue.

Shareholder Recommendations and Nominations of Director Candidates

The Nominating and Corporate Governance Committee will consider recommendations for director nominees made by shareholders and evaluate them using the same criteria as for other candidates. Recommendations received from shareholders are reviewed by the Chair of the Nominating and Corporate Governance Committee to determine whether each candidate meets the minimum criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any shareholder recommendation must be sent to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577, and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria.

Our By-Laws permit proxy access for shareholders. Shareholders who wish to nominate directors for inclusion in our Proxy Statement or directly at an Annual Meeting in accordance with the procedures in our By-Laws should see "2019 Shareholder Proposals and Director Nominations" on page 80 of this Proxy Statement for further information.

 

Corporate Governance at PepsiCo

Our Governance Philosophy

> We believe strong corporate governance and an ethical culture are the foundation for financial integrity, investor confidence and sustainable performance.

Strong corporate governance and a steadfast commitment to doing business the right way are and have been long-standing priorities at PepsiCo. Our strong tone at the top begins with our Board of Directors, which has demonstrated its focus on advancing openness, honesty, fairness and integrity in the Boardroom and across the Company through such actions as:

- Adopting Corporate Governance Guidelines for the Company that establish a common set of expectations to assist the Board and its Committees in performing their duties, reviewing these Guidelines at least annually, and updating the Guidelines as appropriate to reflect changing regulatory requirements, evolving best practices and input from our shareholders and other stakeholders;
- Adopting the Company's Global Code of Conduct and overseeing compliance, including ensuring corporate culture is on the Board agenda;
- Holding executive sessions between the Audit Committee and our Global Chief Compliance & Ethics Officer at each regularly scheduled meeting;
- Establishing a means for employees to raise issues to the Board and encouraging a culture of trust so that employees at every level feel comfortable speaking up about concerns; and
- Fostering a corporate culture of integrity and risk awareness through the Board's oversight over PepsiCo's integrated risk management framework, which includes the Board's review of specific high-priority risks on a regular basis throughout the year.

Key Corporate Governance Documents. The following key corporate documents are available at *www.pepsico.com*[3] under *"About"* and are also available in print upon written request to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577: Corporate Governance Guidelines; the Global Code of Conduct; and the Charters of our Audit, Compensation, Nominating and Corporate Governance, and Public Policy and Sustainability Committees of the Board.

Our Global Code of Conduct

> PepsiCo is proud of its commitment to deliver sustained growth through empowered people acting with responsibility and building trust.

This commitment is evidenced in part by our robust Global Code of Conduct, which is designed to provide our directors and employees with guidance on how to act legally and ethically while performing work for PepsiCo. PepsiCo works hard to communicate its values clearly and regularly throughout its operations, including by conducting an annual Global Code of Conduct training program for employees. Annually, all of PepsiCo's directors and executives, including all of our executive officers, certify their compliance with our Global Code of Conduct. Through these efforts, we are focused on developing a culture of empowering people across the Company to act with responsibility and to build trust by embracing the principles of our Global Code of Conduct and our core values: showing respect in the workplace; acting with integrity in the marketplace; ensuring ethics in our business activities; and performing work responsibly for our shareholders.

Our Board of Directors

Our Board of Directors, of which all of the members are elected annually, represents the interests of our shareholders and oversees the Company's business and affairs pursuant to the North Carolina Business Corporation Act and our governing documents. Members of the Board oversee the Company's business and affairs by, among other things, participating in Board and Committee meetings, reviewing materials provided to them, engaging with the Chairman and CEO and with key members of management and associates, visiting PepsiCo's operations, bringing in outside experts, and discussing feedback from shareholders and other stakeholders.

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[3]   The information on our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "**SEC**").



Outstanding Board Member Attendance. Regular attendance at Board meetings and the Annual Meeting of Shareholders is expected of each director. In fiscal year 2017, our Board of Directors held seven meetings and our Committees held 20 meetings in the aggregate. In fiscal year 2017, no incumbent director attended fewer than 75% of the total number of Board and applicable Committee meetings (held during the period that such director served) and average attendance of our incumbent directors at Board and applicable Committee meetings (held during the period that such director served) was over 97%. Thirteen of the fourteen directors then serving attended the 2017 Annual Meeting of Shareholders.

Board Leadership Structure

PepsiCo's governing documents enable the Board to determine the appropriate Board leadership structure for the Company and allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board flexibility to determine whether the two roles should be separate or combined based upon the Company's needs and the Board's assessment of the Company's leadership from time to time. Although our Board regularly considers and is open to different structures as circumstances may warrant, the Board believes that the current arrangement of having a strong independent Presiding Director combined with the leadership of our Chairman and CEO is in the best interests of PepsiCo and its shareholders at this time.

As part of its most recent Board leadership assessment, the Board gave thorough consideration to several factors, including: the strategic goals of the Company, the unique opportunities and challenges PepsiCo is facing, the breadth and complexity of PepsiCo's business and global footprint, the various capabilities of our directors, the dynamics of our Board, best practices in the market, PepsiCo's shareholder base and investor feedback, the current industry environment and the status of PepsiCo's progress with respect to key strategic initiatives. The Board also reflected upon the Company's strong, independent oversight function exercised by our Board, which consists entirely of independent directors other than our Chairman and CEO, as well as the independent leadership provided by our independent Presiding Director and each of the four standing Board Committees, which consist solely of, and are chaired by, independent directors. Based on all of these factors, the Board determined that our current leadership structure continues to strike the right balance between effective independent oversight of PepsiCo's business and Board activities, and strong consistent corporate leadership.

The independent directors believe that our current Chairman of the Board and CEO, Indra K. Nooyi, an experienced leader with extensive knowledge of the Company and the food and beverage industry, serves as a highly effective bridge between the Board and management and provides the vision and leadership to execute on the Company's strategy and create shareholder value. In her role as Chairman and CEO, Ms. Nooyi is in the best position to be aware of key issues facing the Company and to effectively communicate with the various internal and external constituencies. As the Company continues to implement its ongoing business transformation, the independent directors believe that the Company is best served by having the architect and leader of that strategy as Chairman of the Board.

Role of Presiding Director. Our Corporate Governance Guidelines provide that if the Chairman of the Board is not an independent director, an independent director shall be designated as the Presiding Director by the independent members of the Board based on the recommendation of the Nominating and Corporate Governance Committee. The independent director who is designated as the Presiding Director is expected to serve in that role for a three-year term. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. The duties of our Presiding Director are consistent with the responsibilities generally held by "lead directors" at other public companies.

Presiding Director Duties:

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors
- Serves as a liaison between the Chairman of the Board and the independent directors
- Has authority to approve information sent to the Board
- Approves meeting agendas for the Board
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items
- Has the authority to call meetings of the independent directors
- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

In recognition of his skills in overseeing the Company's strong corporate governance and his overall leadership and communication abilities, the independent members of the Board of Directors re-elected Ian M. Cook as the Presiding Director of the Board in 2016 for another three-year term. Mr. Cook is an engaged and active director who, as a current

chief executive officer of a multinational consumer products company, is uniquely positioned to work collaboratively with our Chairman and CEO, while providing strong independent oversight. In addition to the above responsibilities and assisting the Board in the fulfillment of its responsibilities in general, Mr. Cook, as the Presiding Director, has over the past few years performed additional duties including:

• meeting with the Chairman and CEO after the executive sessions of independent directors held at each regularly scheduled Board meeting to provide feedback on the independent directors' deliberations;

• regularly speaking with the Chairman and CEO between Board meetings to discuss any matters of concern, often following consultation with other independent directors;

• meeting regularly with members of senior management other than the Chairman and CEO; and

• meeting with shareholders.

Director Independence

Independence Determination

The Company's Corporate Governance Guidelines provide that an independent director is a director who meets the Nasdaq definition of independence, as determined by the Board. This definition is included in the Corporate Governance Guidelines, which are available at *www.pepsico.com* under *"About"* – *"Corporate Governance."* In making a determination of whether a director has any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, the Board of Directors considers all relevant facts and circumstances, including but not limited to the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Consistent with these considerations, the Board of Directors has affirmatively determined that all of our non-employee director nominees, who are listed below, are independent within the meaning of the SEC and Nasdaq rules. The Board had also previously determined that all of our non-employee directors, including Lloyd G. Trotter and Rona A. Fairhead, who served on the Board during a portion of 2017, were independent under the New York Stock Exchange rules, which applied to PepsiCo prior to December 19, 2017.

Independent Director Nominees

Shona L. Brown	Dina Dublon	Robert C. Pohlad
George W. Buckley	Richard W. Fisher	Daniel Vasella
Cesar Conde	William R. Johnson	Darren Walker
Ian M. Cook	David C. Page	Alberto Weisser

In arriving at the foregoing independence determination, the Board of Directors thoroughly considered the relationships described under "Transactions with Related Persons" on page 28 of this Proxy Statement and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its Committees without Company management present. These executive sessions are chaired by the independent Presiding Director (at Board meetings) or by the independent Committee Chairs (at Committee meetings). The independent directors met in executive session at all of the regularly scheduled Board and Committee meetings held in 2017.

Related Person Transactions

The Board of Directors has adopted written Related Person Transaction Policies and Procedures that generally apply to any transaction or series of transactions:

• in which the Company or a subsidiary was or is a participant;

• where the amount involved exceeds or is expected to exceed $120,000 since the beginning of the Company's last completed fiscal year; and

• in which the related person (i.e., a director, director nominee, executive officer, greater than five percent beneficial owner of the Company's Common Stock, or any immediate family member of any of the foregoing) has or will have a direct or indirect material interest.

The transactions described above are submitted to the Audit Committee for review and approval or ratification.



Review and Approval of Transactions with Related Persons

In determining whether to approve, ratify or disapprove of the entry into a related person transaction, the Audit Committee considers all relevant facts and circumstances and takes into account, among other factors:

- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- whether the transaction would impair the independence of an outside director; and
- whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

The Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. The Company's General Counsel maintains a list of transactions deemed pre-approved under the policy for review by any Board member.

Transactions with Related Persons

The Board thoroughly considered the following relationships and determined that they do not impair Robert C. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director of the Company:

- Mr. Pohlad indirectly owns one-third of the voting interests in the Minnesota Twins, a Major League Baseball team, and the remaining voting interests are indirectly owned by his brothers, William Pohlad and James Pohlad. The majority of the non-voting interests in the Minnesota Twins are owned indirectly by Mr. Pohlad and members of his immediate family and through trusts for the benefit of Mr. Pohlad's descendants and descendants of members of his immediate family. Members of Mr. Pohlad's immediate family are employed by the Minnesota Twins, including James Pohlad, who serves as Executive Chair and Chairman of the Board. In fiscal year 2017, PepsiCo made payments to the Minnesota Twins of approximately $730,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $796,000 from the Minnesota Twins and an independent third party in connection with the sale of PepsiCo products at the Minnesota Twins' stadium. Transactions between the Minnesota Twins and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of the Minnesota Twins and PepsiCo in each fiscal year 2017, 2016 and 2015. The sponsorship agreement and sale of PepsiCo products are ongoing, and Mr. Pohlad is not involved in negotiating these arm's-length transactions.
- Mr. Pohlad's wife, Rebecca Pohlad, and their children are beneficiaries of irrevocable trusts that own Christen Group, LLC ("**Christen Group**") and Mr. Pohlad's father-in-law, Paul Christen, is an executive officer of Christen Group. In fiscal year 2017, PepsiCo made payments of approximately $128,000 to Christen Group in connection with the leasing of a distribution center owned by Christen Group. PepsiCo entered into the lease in August 2013, prior to Christen Group's acquisition of the distribution center in December 2013, and the terms of this leasing transaction remained unchanged from prior years. Transactions between Christen Group and PepsiCo, individually and in the aggregate, were not material to PepsiCo, Mr. Pohlad, any of Mr. Pohlad's family members, or Christen Group, and Christen Group has since sold the distribution center during 2017.

In addition, the following family members of our executive officers were employed by PepsiCo during 2017, and their compensation was established in accordance with PepsiCo's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions:

- Jennifer Carey, daughter-in-law of Albert P. Carey, PepsiCo's CEO, North America, is a Director of Retail Sales at PepsiCo. Ms. Carey received total compensation of approximately $158,000 in fiscal year 2017, and participates in the general welfare and benefit plans of PepsiCo. Mr. Carey does not have a material interest in his daughter-in-law's employment, nor does he share a household with her.
- David James Glotfelty, son of Ruth Fattori, Executive Vice President, Human Resources and Chief Human Resources Officer of PepsiCo, is a Financial Business Development Manager at PepsiCo. Mr. Glotfelty received total compensation of approximately $146,000 in fiscal year 2017, and participates in the general welfare and benefit plans of PepsiCo. Ms. Fattori does not have a material interest in her son's employment, nor does she share a household with him.

 

Committees of the Board of Directors

The Board of Directors has four standing Committees: Audit, Compensation, Nominating and Corporate Governance, and Public Policy and Sustainability. The table below indicates the members of each Board Committee:

	Audit	Compensation	Nominating and Corporate Governance	Public Policy and Sustainability
Shona L. Brown		👤		●
George W. Buckley	*E*			
Cesar Conde	●			
Ian M. Cook **(Presiding Director)**			●	
Dina Dublon		●		👤
Richard W. Fisher	*E*			
William R. Johnson	*E*			
Indra K. Nooyi				
David C. Page		●		●
Robert C. Pohlad			●	
Daniel Vasella		●	👤	
Darren Walker			●	●
Alberto Weisser	👤 *E*			

👤 = Committee Chair

E = Financial Expert

Audit Committee

Met eight times in 2017

Current Committee Members

Alberto Weisser `CHAIR`
George W. Buckley
Cesar Conde
Richard W. Fisher
William R. Johnson

Primary Responsibilities

- Engaging and overseeing the Company's independent registered public accounting firm (taking into account the vote on shareholder ratification) and considering the independence, qualifications and performance of the independent registered public accounting firm

- Approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm

- Reviewing and evaluating the performance of the lead audit partner of the independent registered public accounting firm and periodically considering whether there should be a rotation of the independent registered public accounting firm

- Overseeing the quality and integrity of PepsiCo's financial statements and its related accounting and financial reporting processes and internal control over financial reporting, and the audits of PepsiCo's financial statements, including reviewing with management and the independent registered public accounting firm PepsiCo's annual audited and quarterly financial statements and other financial disclosures, including earnings releases

- Reviewing and approving the internal audit department's audit plan, staffing, budget and responsibilities

- Reviewing PepsiCo's compliance with legal and regulatory requirements, by reviewing and discussing the implementation and effectiveness of PepsiCo's compliance program

- Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding (a) accounting, internal accounting controls or auditing matters and other federal securities law matters and (b) confidential, anonymous submissions by employees of concerns regarding accounting or auditing matters or other federal securities law matters

- Reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of PepsiCo's financial, compliance and employee safety risks

- Reviewing and providing oversight of all related person transactions

Financial Expertise and Independence

The Board of Directors has determined that George W. Buckley, Richard W. Fisher, William R. Johnson and Alberto Weisser satisfy the criteria adopted by the SEC to serve as "audit committee financial experts" and that all of the members of the Committee are independent directors pursuant to the applicable requirements under the SEC and Nasdaq rules.

No Audit Committee member concurrently serves on the audit committee of more than two other public companies.

Report

The Audit Committee Report is set forth beginning on page 40 of this Proxy Statement.

 

Compensation Committee

Met five times in 2017

Current Committee Members

Shona L. Brown **CHAIR**
Dina Dublon
David C. Page
Daniel Vasella

Primary Responsibilities

- Overseeing policies relating to compensation of the Company's executives and making recommendations to the Board with respect to such policies

- Overseeing engagement with shareholders on executive compensation matters

- Overseeing the design of all material employee benefit plans and programs of the Company, its subsidiaries and divisions

- Meeting at least annually with the CEO to discuss the CEO's self-assessment in achieving individual and corporate performance goals and objectives

- Evaluating and discussing with the independent directors the performance of the CEO and recommending the CEO's compensation to the independent directors based on the CEO's performance

- Overseeing the evaluation of the executive officers and other key executives deemed to be under the Compensation Committee's purview and evaluating and determining the individual elements of total compensation for such officers

- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any compensation consultant, legal counsel or other advisors

- Reviewing and reporting to the Board with respect to director compensation and stock ownership guidelines

Additional information on the roles and responsibilities of the Compensation Committee is provided in the Compensation Discussion and Analysis beginning on page 44 of this Proxy Statement.

Independence

The Compensation Committee is comprised entirely of directors who are independent under the SEC and Nasdaq rules for directors and compensation committee members, and who are also "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended ("**Exchange Act**").

Report

The Compensation Committee Report is set forth on page 69 of this Proxy Statement.

Compensation Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor. The Compensation Committee reviewed its relationship with FW Cook, considered FW Cook's independence and the existence of potential conflicts of interest, and determined that the engagement of FW Cook did not raise any conflict of interest or other issues that would adversely impact FW Cook's independence. In reaching this conclusion, the Compensation Committee considered various factors, including the six factors set forth in the SEC and Nasdaq rules regarding compensation advisor conflicts of interest and independence.

Compensation Committee Interlocks and Insider Participation

Shona L. Brown, Dina Dublon, Rona A. Fairhead, David C. Page, Lloyd G. Trotter and Daniel Vasella served on the Company's Compensation Committee during all or a portion of fiscal year 2017. No member of the Compensation Committee is now, or was during 2017, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2017 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons. None of the executive officers of the Company currently serves or served during 2017 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on PepsiCo's Board of Directors or Compensation Committee.



Nominating and Corporate Governance Committee

Met four times in 2017

Current Committee Members

Daniel Vasella CHAIR
Ian M. Cook
Robert C. Pohlad
Darren Walker

Primary Responsibilities

- Developing criteria and qualifications, including criteria to assess independence, for selecting director candidates and identifying qualified candidates for membership on the Board and its Committees
- Developing and recommending to the Board corporate governance guidelines and other corporate policies and otherwise performing a leadership role in shaping the Company's corporate governance policies and practices
- Reviewing Board succession plans and overseeing the development of the process and protocols regarding succession plans for the Company's CEO
- Making recommendations to the Board concerning the composition, size, structure and activities of the Board and its Committees
- Overseeing the process for evaluating the Board and its Committees, including assessing and reporting to the Board on the performance of the Board and its Committees

Independence

The Nominating and Corporate Governance Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

Public Policy and Sustainability Committee

Met three times in 2017

Current Committee Members

Dina Dublon CHAIR
Shona L. Brown
David C. Page
Darren Walker

Primary Responsibilities

- Reviewing and monitoring key public policy trends, issues and regulatory matters and the Company's engagement in the public policy process
- Overseeing the Company's Political Contributions Policy and reviewing the Company's political activities and expenditures
- Reviewing the Company's sustainability initiatives and engagement
- Assisting in the Board's oversight of risks related to matters overseen by the Committee

Independence

The Public Policy and Sustainability Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

The Board's Role in Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy, and the Board has deep experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. Our entire Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration and adjusting the Company's long-term strategy with global economic, consumer and other significant trends, as well as changes in the food and beverage industries and regulatory initiatives.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plans, its annual operating plan and capital structure.
- Throughout the year and at almost every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our divisions, and the competitive environment.
- PepsiCo's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.
- The Board also regularly discusses and reviews feedback on strategy from our shareholders and stakeholders.
- These discussions are also enhanced with experiences periodically held outside the Boardroom, such as market visits, which provide the directors with an opportunity to see firsthand the execution and impact of the Company's strategy and to engage with senior leaders and associates in our divisions to deepen their understanding of PepsiCo's business, competitive environment and corporate culture.

The Board's Oversight of Risk Management

The Board recognizes that the achievement of our strategic and operating objectives involves taking risks and that those risks may evolve over time. The Board has oversight responsibility for PepsiCo's integrated risk management framework, which is designed to identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations, and foster a corporate culture of integrity and risk awareness. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation of the Company's top risks.

In addition, the Board has tasked designated Committees of the Board to assist with the oversight of certain categories of risk management, and the Committees report to the Board regularly on these matters.

- The Audit Committee reviews and assesses the guidelines and policies governing the Company's risk management and oversight processes, and assists with the Board's oversight of financial, compliance and employee safety risks facing the Company;
- The Compensation Committee reviews the Company's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior;
- The Nominating and Corporate Governance Committee assists the Board in its oversight of the Company's governance structure and other corporate governance matters, including succession planning; and
- The Public Policy and Sustainability Committee assists the Board in its oversight of the Company's policies, programs and related risks that concern key public policy and sustainability matters.

Throughout the year, the Board and the relevant Committees also receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail, including risks related to cybersecurity.

The Company's integrated risk management framework also includes both division-level and key country risk committees that are comprised of cross-functional senior management teams and that work together to identify, assess, prioritize and address division- and country-specific business risks. The Company's senior management engages with and reports to PepsiCo's Board of Directors and the relevant Committees on a regular basis to address high-priority risks.

At its February 2018 meeting, the Compensation Committee reviewed the results of the 2017 annual compensation risk assessment and concluded that the risks arising from the Company's overall compensation programs are not reasonably likely to have a material adverse effect on the Company.

The Company believes that the Board's leadership structure, discussed in detail under "Board Leadership Structure" on pages 26-27 of this Proxy Statement, supports the risk oversight function of the Board by providing for open communication between management and the Board. In addition, strong independent directors chair the various Committees, which assist with risk oversight of certain categories, and all directors are involved in the risk oversight function.

The Board's Role in Human Capital Management and Talent Development

The Board believes that human capital management and talent development, including diversity and inclusion initiatives and succession planning, are vital to PepsiCo's continued success. Our Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for succession planning for the CEO and oversight of other executive officer positions. The Nominating and Corporate Governance Committee oversees the development of the process and protocols regarding succession plans for the CEO, and annually reviews and updates these protocols to reflect input from Board members. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and their potential to succeed to the position of CEO, developed in consultation with the Presiding Director and the Chair of the Nominating and Corporate Governance Committee. The Board meets regularly with high-potential executives, both in small group and one-on-one settings.

Shareholder Engagement

> We believe that regular, transparent communication with our shareholders and other stakeholders is essential to PepsiCo's long-term success.

We value the views of our shareholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices. Through these engagements, we seek to ensure that corporate governance at PepsiCo is a dynamic framework that can both accommodate the demands of a rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

Throughout 2017, members of our management team met with a significant number of our shareholders and other stakeholders to discuss our portfolio strategy, financial and operating performance, capital allocation, sustainability strategy and initiatives, human capital management, Company culture, corporate governance and executive compensation practices and to solicit feedback on these and a variety of other topics. At least quarterly, the Board receives a report on shareholder engagement and is provided with the opportunity to discuss and ask questions about investor feedback. In the two-month period before the 2017 Annual Meeting of Shareholders, we contacted our 75 largest shareholders, representing over 45% of our outstanding shares of Common Stock, offering to discuss a broad range of topics. Subsequent to the 2017 Annual Meeting, we continued our outreach efforts to develop a better understanding of the feedback received from shareholders. As reflected in our Corporate Governance Guidelines, our Presiding Director is available for consultation and direct communication, if requested by major shareholders. Our engagement program also involves directors, as well as senior executives and associates from many different parts of the Company, including from PepsiCo's communications, investor relations, executive compensation, compliance and ethics, legal, public policy and government affairs, and sustainability teams.

In addition, we have had an ongoing dialogue with various other shareholders and stakeholders and regularly meet with diverse stakeholders often in collaboration with leading non-profit groups that bring together investors, non-governmental organizations and businesses in support of sustainability. During these meetings, our shareholders and other stakeholders engage with us on such topics as climate change, water scarcity, nutrition, public health, diversity, gender pay parity, human rights and environmental matters related to PepsiCo's supply chain, sustainable agriculture, sustainability reporting, and various other issues. We are also engaged with other key stakeholders through our active participation in prestigious corporate governance organizations, such as the Harvard Law School Program on Corporate Governance, Council of Institutional Investors, and Berkeley Sustainable Business and Investment Forum.

Our engagement activities have resulted in our receiving valuable feedback from our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy. For example, as a result of collaboration with our shareholders and other stakeholders in recent years:

- The Board amended our Corporate Governance Guidelines to:
  - highlight the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which Board nominees are chosen;
  - underscore the Board's involvement in human capital management and talent development, by adding those experiences to the list of attributes sought for individual directors; and
  - specify the Board's oversight role with respect to sustainability, an integral part of the Company's business strategy.
- The Board also refined the roles of its Committees by establishing a new Public Policy and Sustainability Committee in 2017 to assist the Board in providing more focused oversight over PepsiCo's policies, programs and related risks that concern key public policy and sustainability matters.
- We announced our 2025 Performance with Purpose sustainability goals that are designed to build on our progress and broaden our efforts in a way that responds to changing consumer and societal needs. We also enhanced our disclosure of the Company's sustainability progress by issuing our annual Sustainability Report and replacing a separate annual Global Reporting Initiative Report with a web-based, interactive environmental, social and governance ("**ESG**") reporting platform, which we plan to periodically update with information about PepsiCo's policies, programs, governance and performance against the 2025 goals.
- The Board implemented a proxy access right for shareholders.
- Taking into account the strong support demonstrated by our shareholders and feedback during individual meetings with shareholders, the Compensation Committee implemented several changes to the long-term incentive program in 2016, while determining to maintain the core structure of our overall executive compensation program.

Our Commitment to Sustainable Business Practices

> PepsiCo is guided by Performance with Purpose – our vision to deliver top-tier financial performance over the long term by integrating sustainability into our business strategy, leaving a positive imprint on society and the environment.

We believe that continuously improving the products we sell, operating responsibly to protect our planet and empowering people around the world is what will enable PepsiCo to run a successful global company that creates long-term value for society and our shareholders. Since PepsiCo first articulated the concept in 2006, Performance with Purpose has been woven into all aspects of our business.

PepsiCo is pleased to share the progress we are making in our Performance with Purpose journey, and in October 2016, we announced our Performance with Purpose goals for the next ten years. These goals broaden our efforts in a way that responds to changing consumer and societal needs and focus on building a healthier future for all of our stakeholders. Our annual Sustainability Report and web-based interactive ESG reporting platform on the Company's website at *www.pepsico.com* under *"Sustainability"* presents our sustainability goals and provides data, as well as examples of our efforts to achieve these goals.

To assist our Board in its oversight and to align with our new Performance with Purpose 2025 agenda, the Board also refined the roles of its Committees by establishing a new Public Policy and Sustainability Committee in 2017. This Committee, which is comprised entirely of independent directors, assists the Board in providing more focused oversight over the Company's policies, programs and related risks that concern key public policy and sustainability matters.

Political Contributions Policy

In 2005, the Board of Directors adopted a Political Contributions Policy for the Company, which is amended from time to time. The Political Contributions Policy, together with other policies and procedures of the Company, guide PepsiCo's approach to political contributions. As specified in its Charter, the Public Policy and Sustainability Committee oversees this policy and is responsible for reviewing the Company's key public policy trends, issues and regulatory matters, its engagement in the public policy process and the Company's political activities and expenditures. In addition, our Board receives information regarding the Company's public policy initiatives and developments at every regularly scheduled Board meeting.

> In keeping with our goal of transparency, our Political Contributions Policy and our annual U.S. political contributions are posted at *www.pepsico.com* under *"Sustainability"—"A-Z Topics"—"Political Activities, Political Contributions & Issue Advocacy."* Additionally, over the years, we have significantly enhanced our website disclosure of political spending and lobbying activities by including the following information:
>
> - a link to PepsiCo's quarterly federal lobbying reports;
> - the total annual amount of PepsiCo's federal lobbying-related expenditures in the United States;
> - information about our key lobbying priorities and our Board's oversight of political spending and lobbying activities;
> - a list of U.S. trade associations and policy groups that lobby on behalf of PepsiCo to which PepsiCo contributes over $25,000 annually; and
> - the names of the lobbyists with which we directly contract.

Communications with the Board

The PepsiCo Corporate Law Department reviews all communications sent to the Board of Directors and regularly provides to the Board a summary of communications that relate to the functions of the Board or a Board Committee or that otherwise warrant Board attention. Copies of such communications are also made available to the Board. Directors may at any time discuss the Board communications received by the Company. In addition, the Corporate Law Department may forward certain communications only to the Presiding Director, the Chair of the relevant Committee or the individual Board member to whom a communication is directed. Concerns relating to PepsiCo's accounting, internal



accounting controls or auditing matters will be referred directly to members of the Audit Committee. Those items that are unrelated to the duties and responsibilities of the Board or its Committees may not be provided to the Board by the Corporate Law Department, including, without limitation, business solicitations, advertisements and surveys; requests for donations and sponsorships; job referral materials such as resumes; product-related communications; unsolicited ideas and business proposals; and material that is determined to be illegal or otherwise inappropriate.

Shareholders and other interested parties may send communications directed to the Board, a Committee of the Board, Presiding Director, independent directors as a group or an individual director by any of the following means:

By Phone



1-866-626-0633

By Mail



PepsiCo Board of Directors
ATTN: Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

Online



Submit a communication through our website *www.pepsico.com* under *"About" — "Corporate Governance"—"Contact the Board"*

 

2017 Director Compensation

Non-employee directors are compensated for their service on the Board as described below. Directors who are employees of the Company receive no additional compensation for serving as directors.

Annual Compensation

Annually, our Board of Directors reviews the competitiveness of our compensation program for non-employee directors. Based on the results of a competitive analysis, supported by the Board's independent compensation consultant, FW Cook, and upon the recommendation of the Compensation Committee, the Board decided to maintain the current annual cash retainer of $110,000 and approved an increase in the annual equity retainer from $165,000 to $180,000 effective October 1, 2017. As the last increase in director compensation was in 2014, this adjustment was made to maintain the competitiveness of our director compensation program relative to PepsiCo's peer group and to further align the directors' interests with our shareholders.

Annual Director Compensation



Annual Equity Retainer **$180,000**

Annual Cash Retainer **$110,000**

Additional Compensation

An additional $30,000 annual cash retainer

- Nominating and Corporate Governance Committee Chair
- Public Policy and Sustainability Committee Chair

An additional $40,000 annual cash retainer

- Audit Committee Chair
- Compensation Committee Chair

An additional $50,000 annual cash retainer

- Presiding Director

The $180,000 annual equity retainer is provided in phantom units of PepsiCo Common Stock that are immediately vested and are payable on the first day of the calendar quarter following the first anniversary of the director's retirement or resignation from PepsiCo's Board of Directors. The number of phantom units of PepsiCo Common Stock granted to each director on October 1, 2017 was determined by dividing the $180,000 equity retainer value by the closing price of PepsiCo Common Stock on the next business day following the grant date, which was $109.12. As such, each director was granted 1,649 phantom units, each representing the right to receive one share of PepsiCo Common Stock and dividend equivalents. Dividend equivalents are reinvested in additional phantom units. Directors may also elect to defer their cash compensation into phantom units payable at the end of the deferral period selected by the directors.

Directors are reimbursed for expenses incurred to attend Board and Committee meetings and receive business travel and accident insurance coverage. Directors do not receive any meeting fees and do not have a retirement plan or receive any benefits such as life or medical insurance. Directors are eligible for matching of charitable contributions through the PepsiCo Foundation, which is generally available to all PepsiCo employees.

Initial Share Grant

Each newly appointed non-employee director receives a one-time grant of 1,000 shares of PepsiCo Common Stock when he or she joins the Board. These shares are immediately vested, but must be held until the director leaves the Board.

Governance Features

Our compensation program for non-employee directors operates with the following market-leading governance features:

Shareholder-Approved Cap on Pay. In 2016, our shareholders approved a cap on non-employee director pay as part of the renewal of the PepsiCo, Inc. Long-Term Incentive Plan ("**LTI Plan**"). The cap imposes a limit on the awards that may be granted to any non-employee director in a single calendar year in the following amounts: $500,000 for annual equity awards, $500,000 for annual cash retainers, and $250,000 for one-time initial awards to any newly appointed or elected non-employee director. Our current compensation program for non-employee directors is well within these limits.

Stock Ownership Requirements. To reinforce our ownership philosophy, non-employee directors are required to own shares of PepsiCo Common Stock equal to at least $550,000 (five times the annual cash retainer). Shares or phantom units of PepsiCo Common Stock held either directly by the non-employee director (or immediate family members), in the director's deferred compensation account, or in a trust for the benefit of immediate family members, count towards satisfying the requirement.

Non-employee directors have five years from their appointment to meet their stock ownership requirement. All of our non-employee directors have met or are on track to meet their objectives within the five-year period.

Clawback Provision. Under the terms of our long-term incentive plans, non-employee directors who violate PepsiCo's Global Code of Conduct, who violate applicable non-compete provisions, or who engage in gross misconduct may be subject to financial consequences. Our long-term incentive plans permit PepsiCo to cancel a non-employee director's outstanding equity awards if PepsiCo determines that the non-employee director has committed any such violation. The long-term incentive plans also permit PepsiCo to claw back all gains from exercised stock options received within the 12 months preceding the violation.

Prohibition on Hedging and Pledging. Our insider trading policy prohibits all directors (including non-employee directors) from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, directors may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows. Our directors (including non-employee directors) can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

2017 Non-Employee Director Compensation

The following table summarizes the compensation of the non-employee directors for the fiscal year ended December 30, 2017.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Shona L. Brown[4]	133,333	180,000	—	313,333
George W. Buckley	110,000	180,000	—	290,000
Cesar Conde	110,000	180,000	—	290,000
Ian M. Cook	160,000	180,000	—	340,000
Dina Dublon[5]	135,000	180,000	10,000	325,000
Rona A. Fairhead[6]	91,667	—	—	91,667
Richard W. Fisher	110,000	180,000	10,000	300,000
William R. Johnson	110,000	180,000	—	290,000
David C. Page	110,000	180,000	20,000	310,000
Robert C. Pohlad	110,000	180,000	—	290,000
Lloyd G. Trotter[7]	62,500	—	—	62,500
Daniel Vasella	140,000	180,000	10,000	330,000
Darren Walker	110,000	180,000	—	290,000
Alberto Weisser	150,000	180,000	—	330,000

(1) The retainer fee reflects a payment of $55,000 made in arrears in June 2017 for service during the period December 1, 2016 through May 31, 2017 and a payment of $55,000 made in arrears in December 2017 for service during the period June 1, 2017 through November 30, 2017. The following directors elected to defer their 2016-2017 cash compensation into PepsiCo's director deferral program: Dr. Buckley deferred his $110,000 retainer fees into 940 phantom stock units; Mr. Trotter deferred his $62,500 retainer fees into 533 phantom stock units; Dr. Vasella deferred his $140,000 retainer fees into 1,196 phantom stock units. The number of phantom units of PepsiCo Common Stock each director deferred on June 1, 2017 and December 1, 2017 was determined by dividing their deferred cash compensation by the closing price of PepsiCo Common Stock on the grant date, which was $117.23 and $116.78, respectively.

 

(2) The amounts reported for stock awards represent the full grant date fair value of the phantom stock units granted in 2017 calculated in accordance with the accounting guidance on share-based payments.

(3) The amounts reported in this column represent PepsiCo Foundation matching gifts and other charitable contributions or commitments. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations, with PepsiCo Foundation annual contributions capped at $10,000. If an eligible individual is a member of a qualified board of a tax-exempt organization and makes a financial contribution to such organization, such individual is eligible for a double-match, increasing the annual cap to $20,000.

(4) Ms. Brown became Chair of the Compensation Committee effective May 3, 2017; therefore, her retainer fee includes a pro-rata amount of $23,333 for service from May 3, 2017 to November 30, 2017.

(5) Ms. Dublon became Chair of the Public Policy and Sustainability Committee effective February 2, 2017; therefore, her retainer fee includes a pro-rata amount of $25,000 for service from February 2, 2017 to November 30, 2017.

(6) Ms. Fairhead resigned from the Board effective September 29, 2017; therefore, her retainer fee includes a pro-rata amount of $91,667 for service from December 1, 2016 to September 29, 2017.

(7) Mr. Trotter retired from the Board effective May 3, 2017; therefore, his retainer fee includes a pro-rata amount of $62,500 for service from December 1, 2016 to May 3, 2017.



Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (taking into account the vote on shareholder ratification). The Audit Committee has appointed KPMG LLP ("**KPMG**") as PepsiCo's independent registered public accounting firm for fiscal year 2018. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. While we are not required by our By-Laws or otherwise to seek shareholder ratification of the appointment of KPMG as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will take the vote into consideration when determining whether or not to retain KPMG. The Audit Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interests of our shareholders. Even if the selection of KPMG is ratified by shareholders, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present and available to answer appropriate questions at the 2018 Annual Meeting and will have an opportunity to make statements during the meeting if they desire to do so.

 Our Board of Directors recommends that shareholders vote "**FOR**" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2018.

Audit Committee Report

PepsiCo's Audit Committee reports to, and acts on behalf of, the Board. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements of Nasdaq and applicable securities laws. A majority of the members of the Audit Committee are "audit committee financial experts" as defined by SEC rules and regulations.

The Audit Committee's purpose and responsibilities are set forth in its charter, which is approved and adopted by the Board and is available on PepsiCo's website at *www.pepsico.com* under *"About"—"Corporate Governance."* The Audit Committee's Charter is reviewed at least annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

During 2017, the Audit Committee met eight times and fulfilled each of its duties and responsibilities as outlined in its charter, including reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, overseeing PepsiCo's compliance with legal and regulatory requirements (including meeting with the Global Chief Compliance & Ethics Officer to discuss PepsiCo's compliance program), receiving an update on PepsiCo's Law Department's compliance with Part 205 of Section 307 of the Sarbanes-Oxley Act of 2002 regarding standards of professional conduct for attorneys and regularly meeting separately with PepsiCo's General Counsel, Global Chief Compliance & Ethics Officer, General Auditor and Chief Financial Officer (see page 30 of this Proxy Statement for additional information regarding the Audit Committee's responsibilities).

Selection and Oversight of the Independent Registered Public Accounting Firm. The Audit Committee assists the Board with its oversight of PepsiCo's independent registered public accounting firm's qualifications and independence. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of PepsiCo's independent registered public accounting firm, including reviewing and evaluating the performance of the lead audit partner. The Audit Committee oversaw the required rotation of KPMG's lead audit partner and, through the Audit Committee Chair as its representative, reviewed and considered the selection of the lead audit partner. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. KPMG's lead audit partner rotated after completion of the 2017 audit and the current lead audit partner is required to rotate after completion of the fiscal year 2022 audit.

 

The Audit Committee recognizes the importance of maintaining the independence of PepsiCo's auditor, both in fact and in appearance. In 2017, the Audit Committee received and reviewed the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG the firm's independence from PepsiCo and management. These discussions included, among other things, a review of the nature of, and fees paid to, KPMG for non-audit services and the compatibility of such services with maintaining KPMG's independence (see page 42 of this Proxy Statement for additional information). The Audit Committee concurred with KPMG's conclusion that they are independent from PepsiCo and its management.

The Audit Committee also periodically considers whether there should be a rotation of PepsiCo's independent registered public accounting firm. In addition to KPMG's independence from PepsiCo and management, the Audit Committee also considers several other factors in deciding whether to re-engage KPMG, including: the quality of KPMG's staff, work and quality control; KPMG's policies related to independence; KPMG's global reach; and KPMG's capability and expertise to perform an audit of PepsiCo's financial statements and internal control over financial reporting, given the breadth and complexity of PepsiCo's business and global footprint. The Audit Committee also reviewed with KPMG the status or results of the PCAOB's reports on its inspections of KPMG and discussed with KPMG certain legal and regulatory proceedings pending against KPMG.

Based on the foregoing, the Audit Committee has retained KPMG as PepsiCo's independent registered public accounting firm for the fiscal year 2018 and recommends that shareholders ratify this appointment (see page 40 of this Proxy Statement for additional information regarding the shareholder vote).

Review and Recommendation Regarding Financial Statements. PepsiCo's management is responsible for preparing PepsiCo's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. KPMG is responsible for expressing an opinion on PepsiCo's financial statements and an opinion on PepsiCo's internal control over financial reporting based on its audits. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of PepsiCo's financial statements.

In the performance of its oversight function, the Audit Committee met with management and KPMG to review and discuss PepsiCo's audited financial statements and internal control over financial reporting, asked management and KPMG questions relating to such matters and discussed with KPMG the matters required to be discussed by applicable PCAOB auditing standards. These meetings and discussions included a review of the critical accounting policies applied by PepsiCo in the preparation of its financial statements and the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting estimates and judgments, and the disclosures in PepsiCo's consolidated financial statements. Based on the reviews and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 30, 2017, for filing with the SEC.

The Audit Committee

Alberto Weisser, Chair   Richard W. Fisher

George W. Buckley   William R. Johnson

Cesar Conde

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act except to the extent the Company specifically incorporates such report by reference.

Audit and Other Fees

The following table presents fees incurred for professional audit services rendered by KPMG, the Company's independent registered public accounting firm, for the audit of the Company's annual consolidated financial statements for fiscal years 2017 and 2016, and fees billed for other services rendered by KPMG in fiscal years 2017 and 2016. The Audit Committee has pre-approved all fees paid to KPMG in accordance with the Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services, as discussed below.

	2017	2016
Audit fees[1]	$24,090,000	$21,209,000
Audit-related fees[2]	$ 1,359,000	$ 2,390,000
Tax fees[3]	$ 616,000	$ 910,000
All other fees[4]	$ —	$ —

(1) Audit fees for fiscal years 2017 and 2016 consisted of fees for the audits of the Company's annual consolidated financial statements, and the audit of the effectiveness of the Company's internal control over financial reporting, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services related to statutory filings or engagements.

(2) Audit-related fees for fiscal years 2017 and 2016 consisted primarily of audits of certain employee benefit plans, the issuance of comfort letters, agreed upon procedures reports, due diligence reviews and other procedures performed in connection with business transactions, and other attestation reports.

(3) Tax fees for fiscal years 2017 and 2016 consisted primarily of international tax compliance services.

(4) KPMG was not engaged in fiscal years 2017 or 2016 for any services other than those described above.

Pre-Approval Policy and Procedures

We understand the need for the independent registered public accounting firm to maintain its objectivity and independence, both in appearance and in fact, in its audit of PepsiCo's consolidated financial statements. Accordingly, the Audit Committee has adopted the PepsiCo Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services. The policy provides that the Audit Committee will engage the independent registered public accounting firm for the audit of PepsiCo's consolidated financial statements and audit-related, tax and other non-audit services in accordance with the terms of the policy. The policy provides that on an annual basis the independent registered public accounting firm's global lead audit partner will review with the Audit Committee the services the independent registered public accounting firm expects to provide in the coming year and the related fee estimates, and that the Audit Committee will consider for pre-approval a schedule of such services. The policy further provides that the Audit Committee will specifically pre-approve engagements of the independent registered public accounting firm for services that are not pre-approved through the annual process. The Audit Committee Chair is authorized under the policy to pre-approve any audit, audit-related, tax or other non-audit services between Audit Committee meetings, provided such interim pre-approvals are reviewed with the full Audit Committee at its next meeting. In addition, PepsiCo provides the Audit Committee with a status report at each of its regularly scheduled meetings regarding audit, audit-related, tax and other non-audit services that the independent registered public accounting firm has been pre-approved to perform, has been asked to provide or may be expected to provide during the balance of the year.

 

Advisory Approval of Executive Compensation (Proxy Item No. 3)

Pursuant to Section 14A of the Exchange Act, the Company asks shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers disclosed in the "Executive Compensation" section beginning on page 44 of this Proxy Statement. While this vote is non-binding, PepsiCo values the opinions of its shareholders and, consistent with our record of shareholder engagement, will consider the outcome of the vote when making future compensation decisions.

In considering your vote, we invite you to review the Compensation Discussion and Analysis beginning on page 44 of this Proxy Statement. As described in the Compensation Discussion and Analysis, we believe that PepsiCo's executive compensation programs effectively align the interests of our executive officers with those of our shareholders by linking a significant portion of their compensation to PepsiCo's performance and by providing a competitive level of compensation designed to recruit, retain and motivate talented executives critical to PepsiCo's long-term success.

We are asking our shareholders to vote FOR, in an advisory vote, the following resolution:

"Resolved, the shareholders of PepsiCo approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2017 Summary Compensation Table, the other compensation tables and the related notes and narratives on pages 60-71 of this Proxy Statement for the 2018 Annual Meeting of Shareholders."

The Board has adopted a policy of providing annual advisory approvals of the compensation of our NEOs. The next advisory approval of executive compensation will occur at the 2019 Annual Meeting of Shareholders.

 **Our Board of Directors recommends that shareholders vote "FOR" the compensation of our Named Executive Officers.**

Executive Compensation

Compensation Discussion and Analysis

2017 PepsiCo Performance Highlights

PepsiCo delivered another year of strong operating performance in 2017. In the midst of a dynamic retail environment and rapidly shifting consumer landscape, we met or exceeded most of the financial goals we set for the year. The following non-GAAP measures were used in our executive incentive pay programs.[4]



Organic Revenue Growth[4]	Core Constant Currency EPS Growth[4]	Free Cash Flow Excluding Certain Items[4]	Core Net ROIC[4]
2.3%	**8.8%**	**$7.3B**	**22.9%**
Goal: at least 3% ▼	Goal: 8% ▲	Goal: Approximately $7.0B ▲	Goal: 22% ▲

Our TSR reflects our strong 2017 results. We delivered 17.8% TSR, outperforming the median of our proxy peer group.

We also made significant progress against our strategic priorities to sustain shareholder value creation over the long-term.

 **Innovation:** 2017 marked the 5th consecutive year that innovation sales comprised at least 8% of net revenue. Our focus on innovation is enabling us to meet the evolving tastes of consumers.

 **Brand Building:** Spending on advertising and marketing stands at 6.4% of net revenue, delivering market share improvements in many key markets.

 **Execution:** Reflecting our relentless focus on execution, PepsiCo was again ranked as the number-one, best-in-class manufacturer in the latest Kantar Retail annual U.S. PoweRanking® study.

 **Productivity:** We delivered over $1 billion of productivity savings that is enabling us to sustainably reinvest in the business.

 **Performance with Purpose:** We continued to advance our global sustainability agenda that is transforming our product portfolio, minimizing our environmental footprint, and making local communities more prosperous.

 **Cash Return to Shareholders:** We again increased our annualized dividend and met our goal of returning $6.5 billion in cash to shareholders through dividends and share repurchases.

PepsiCo's executive compensation programs are designed to align the interests of PepsiCo's executive officers with those of our shareholders:

- We provide market-competitive programs that enable PepsiCo to attract and retain highly talented individuals.
- Pay is directly linked to the achievement of performance goals designed to foster the creation of sustainable long-term shareholder value.
- Our pay-for-performance principles dictate that our executive officers should only receive target payouts when PepsiCo achieves its financial goals. For this reason, our Compensation Committee sets financial targets for incentive pay that align with or exceed the external guidance communicated to shareholders.

---

4   To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain business performance metrics that are measured on a non-GAAP basis to both long-term and annual incentive awards. Please refer to Exhibit A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 53-58, 70 and 72 of PepsiCo's 2017 Annual Report on Form 10-K for the fiscal year ended December 30, 2017 for a more detailed description of the items excluded from these measures.

Impact of 2017 PepsiCo Performance on CEO Pay

Chairman and CEO Pay Decisions

The Board of Directors evaluates Ms. Nooyi's performance and makes incentive pay decisions through a holistic assessment of her delivery of PepsiCo's operating results and her progress against PepsiCo's strategic priorities. In 2017, Ms. Nooyi led PepsiCo to meet or exceed most of its financial goals in a difficult operating environment. At the same time, she made significant progress in strengthening PepsiCo for long-term success through her focus on innovation, brand-building, marketplace execution and productivity. Ms. Nooyi's commitment to Performance with Purpose led to meaningful progress towards our sustainability goals.

The Board recognized Ms. Nooyi's 2017 performance by awarding her an annual cash incentive award of $5.25 million and a 2018 Long-Term Incentive ("**LTI**") award with a grant date value of $14.0 million. The actual payout Ms. Nooyi realizes on her 2018 LTI award will depend upon achievement of critical operating and relative stock performance targets established by the Compensation Committee for the 2018-2020 performance period. After reviewing market data and other factors, the Board maintained Ms. Nooyi's annual salary at $1.7 million and her annual incentive target at 225% of base salary for 2018.

Chairman and CEO Pay-For-Performance Alignment



The PepsiCo TSR shown in the table above illustrates the year-to-year return, including stock price appreciation and reinvested dividends, on PepsiCo's Common Stock on a calendar year basis, indexed to a 2013 base year. The table also illustrates PepsiCo's year-to-year Core Constant Currency EPS Growth[2] on a fiscal year basis, indexed to a 2013 base year.

(1) The above chart is different than the 2017 Summary Compensation Table on page 60 of this Proxy Statement. SEC rules require disclosure of stock-settled awards in the year granted and disclosure of cash-settled awards in the year in which the relevant performance criteria are satisfied, whether or not payment is actually made in that year. Consistent with these rules, Ms. Nooyi's 2017 compensation reflected in the 2017 Summary Compensation Table includes the Performance Stock Units ("**PSUs**") granted in 2017 and her Long-Term Cash ("**LTC**") Award granted in 2015, which is based on performance over the 2015-2017 performance period and paid out in March 2018.

(2) Please refer to Exhibit A of this Proxy Statement for a description and reconciliation of this non-GAAP financial measure relative to the reported GAAP financial measure, and to pages 53-58, 70 and 72 of PepsiCo's 2017 Annual Report on Form 10-K for the fiscal year ended December 30, 2017 for a more detailed description of the items excluded from this measure. For 2016, Core Constant Currency EPS Growth excluded the impact of the Venezuela deconsolidation that occurred in 2015.

(3) LTI awards for the 2017 performance year consist of PSUs (66%) and LTC Awards (34%) under our current LTI program design (further described in the "2016, 2017 & 2018 Long-Term Incentive Award Design" section on page 53 of this Proxy Statement) and differ from the value reported in the 2017 Summary Compensation Table under the SEC rules. PSU and LTC Award values for each performance year are approved by the Board and granted the following year. For example, the PSU and LTC Award values for the 2017 performance year were approved by the Board and granted in 2018.



Strong Compensation Governance

The Compensation Committee oversees the executive compensation program and evaluates the program against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee has incorporated the following market-leading governance features into our program.

Comprehensive clawback policy	Under our incentive and deferral programs, PepsiCo has the right to cancel and recoup awards in the event of misconduct.
Double-trigger vesting	LTI awards provide for accelerated vesting only if an executive is involuntarily terminated without cause or resigns for good reason within two years of a change-in-control or if the awards are not assumed by the acquirer.
Responsible share usage	Share utilization is below our peer group median due to our responsible use of shares under the LTI Plan.
Rigorous stock ownership requirements	Executive officers are required to own PepsiCo stock worth two to eight times their base salary (depending on position). The stock ownership requirements continue for 12 months beyond employment.
Rigorous incentive targets	Targets for performance metrics are aligned to the financial goals communicated to shareholders and are not reset once established at the beginning of the performance period.
No employment agreements	None of our executive officers has an employment agreement, separation or change-in-control agreement.
No supplemental executive retirement plans	We do not have any supplemental executive retirement plans. Our NEOs participate in the same retirement programs as other similarly situated employees.
No tax gross-ups	We don't provide tax gross-ups on perks or benefits except in the case of standard relocation and expatriate tax equalization benefits available to all similarly situated employees.
No hedging and pledging	Under our insider trading policy, executive officers are prohibited from hedging and pledging Company stock.
Risk mitigation	Our compensation programs include balanced performance metrics, clawback provisions and an oversight process to identify risk.
No repricing	We do not reprice stock option awards and our plans expressly forbid exchanging underwater options for cash.

Engagement with Our Shareholders

PepsiCo has a longstanding practice of engaging with shareholders on executive compensation matters. In the two-month period before the 2017 Annual Meeting of Shareholders, we contacted our 75 largest shareholders, representing over 45% of our outstanding shares of Common Stock, offering to discuss a broad range of topics, including executive compensation. Subsequent to the 2017 Annual Meeting, we continued our outreach efforts to develop a better understanding of the feedback received from shareholders.

Our Compensation Committee considered shareholder feedback in its annual review of program components, targets and payouts to maintain awareness of emerging executive compensation practices, ensure the continued strength of our pay-for-performance alignment and sustain strong shareholder support.



94%

At our 2017 Annual Meeting, shareholders again showed strong support for our executive compensation programs with 94% of the votes cast approving our advisory resolution.

The Compensation Committee determined to maintain the core structure of our overall executive compensation program for 2018, taking into account:

- the strong support demonstrated by our shareholders on our advisory resolution on executive compensation at the 2017 Annual Meeting,

- feedback during individual meetings with shareholders; and

- the significant changes made to our LTI program in 2016, as described in the "2016, 2017 & 2018 Long-Term Incentive Award Design" section on page 53 of this Proxy Statement.

 

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following NEOs:

Name and Title	
Indra K. Nooyi	Chairman of the Board and CEO, PepsiCo
Hugh F. Johnston	Vice Chairman, Executive Vice President ("**EVP**") and Chief Financial Officer ("**CFO**"), PepsiCo
Albert P. Carey	CEO, North America
Ramon Laguarta	President, PepsiCo[1]
Sanjeev Chadha	CEO, Asia, Middle East and North Africa ("**AMENA**")[2]

(1) Mr. Laguarta was CEO, Europe Sub-Saharan Africa ("**ESSA**") until September 2017 when he was promoted to President, PepsiCo.

(2) Effective January 1, 2018, Mr. Chadha assumed the role of Chairman, AMENA and is expected to retire at the end of the first quarter in 2018.

2017 Target Pay Mix for Named Executive Officers

To align pay levels for NEOs with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives.



Chairman and CEO Target Pay Mix
Performance-Based Compensation 91%

Base Salary **9%**
Annual Incentive **19%**
Long-Term Incentive **72%**

NEO Average Target Pay Mix (Excluding Chairman and CEO)
Performance Based Compensation 85%

Base Salary **15%**
Annual Incentive **21%**
Long-Term Incentive **64%**

Components of Our Executive Compensation Program

The primary components of our executive compensation programs, summarized in the following table, ensure that pay is directly linked to the creation of sustainable long-term shareholder value.

Type	Component	Objective
Fixed Compensation	Base Salary	• Provide market-competitive fixed pay reflective of an executive officer's role, responsibilities and individual performance in order to attract and retain top talent
Performance-Based Compensation	Annual Incentive	• Drive Company and business unit performance, including revenue growth, profitability and free cash flow • Deliver individual performance against specific business imperatives, such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and developing a diverse and talented workforce
	Long-Term Incentive	• Align executive officers' rewards with returns delivered to PepsiCo's shareholders • Incentivize achievement of long-term value creation through stock performance objectives and critical operating performance objectives over a three-year period

Base Salary

The Compensation Committee annually reviews the salaries of our NEOs. Annual salary increases are not automatic or guaranteed. When considering any adjustments, the Compensation Committee takes into account market data, internal pay equity, job responsibilities and individual performance. In September 2017, Mr. Laguarta's annual base salary was increased from $750,000 to $900,000 to reflect his appointment as President, PepsiCo. There were no other changes to the annual base salaries of the NEOs. The base salaries paid to our NEOs in fiscal year 2017 are presented in the 2017 Summary Compensation Table on page 60 of this Proxy Statement.

Name	2016 Annual Base Salary ($000)	2017 Annual Base Salary ($000)	Percentage Increase
Indra K. Nooyi	1,700	1,700	0%
Hugh F. Johnston	950	950	0%
Albert P. Carey	1,000	1,000	0%
Ramon Laguarta	750	900	20%
Sanjeev Chadha	750	750	0%

2017 Annual Incentive Award

We provide annual cash incentive opportunities to our NEOs under the PepsiCo, Inc. Executive Incentive Compensation Plan ("**EICP**"). Awards granted under the EICP are designed to drive Company, business unit and individual performance.

When determining the actual annual incentive award payable to each executive officer, the Compensation Committee considers both business and individual performance. The graphic below illustrates the weighting of performance metrics for each NEO, with the exception of the Chairman and CEO, whose annual cash award is determined by the Compensation Committee and the independent members of the Board based on their assessment of the Company's performance and her leadership.



 

Business Performance Metrics. Our annual incentive program applies metrics that executives directly influence to ensure a link between annual performance and actual incentive payments. The performance measures used in the annual incentive program relate to Company-wide performance or business-unit performance depending on the NEO's position and scope of responsibility. The 2017 performance metrics used by the Compensation Committee for each NEO are listed in the table below:

	Indra K. Nooyi PepsiCo	Hugh F. Johnston PepsiCo	Albert P. Carey North America	Ramon Laguarta PepsiCo[1]	Sanjeev Chadha AMENA
Organic Revenue[5]	●	●	●	●	●
Free Cash Flow Excluding Certain Items[5]	●	●	●	●	●
Core Constant Currency EPS[5]	●				
Core Net ROIC[5]	●				
Core Constant Currency Net Income[5]		●		●	
Core Constant Currency Operating Profit[5]			●	●	●

(1) Effective in September of 2017, Mr. Laguarta was promoted from CEO, ESSA to President, PepsiCo. Therefore, the business performance for Mr. Laguarta's 2017 full-year bonus is measured against both ESSA and PepsiCo results.

As part of PepsiCo's Performance with Purpose 2025 agenda, we announced a 2025 target for the rate of sales growth of what we refer to as our "Everyday Nutrition" products to outpace the rate of sales growth in the balance of our product portfolio. To further align executives with this goal, a modifier based on an annual Everyday Nutrition revenue target was added to the incentive program in 2017. This modifier limits the business performance portion of the bonus payout if the Everyday Nutrition objective is not achieved.

Business Results. In determining annual incentive awards for 2017, the Compensation Committee considered actual Company performance against the pre-established performance targets noted in the table below. Our NEOs' performance targets were set at levels necessary to meet or exceed the financial goals we set for 2017. This ensures that our NEOs are motivated to deliver on our financial goals communicated to shareholders.

Performance Metrics[5]	Financial Goals	Performance Targets	Actual Results
Organic Revenue Growth	At least 3%	3.3%	2.3%
Free Cash Flow Excluding Certain Items	Approximately $7B	$7.2B	$7.3B
Core Constant Currency EPS Growth	8%	8%	8.8%
Core Net ROIC Improvement	+50bps	+50bps	+140bps
Core Constant Currency Net Income Growth	*	7.1%	7.8%

* PepsiCo does not publicly disclose net income goals.

Consistent with our pay-for-performance principles, the payout with respect to the organic revenue goal was below target and the payout with respect to the other metrics was above target as the goals were exceeded. In determining bonus payouts, the Compensation Committee also considered other quantitative and qualitative factors including share of retail sales performance as well as the impact of share repurchases on financial results.

PepsiCo's Everyday Nutrition and business unit performance targets, which were intended to be challenging, are not disclosed because such disclosure would result in competitive harm to PepsiCo. These targets were set at levels necessary to deliver our financial goals communicated to shareholders.

Individual Performance Metrics. The Compensation Committee evaluates individual performance based on metrics related to an individual's contribution to PepsiCo's strategic business imperatives, such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and managing and developing a diverse and talented workforce. The strategic business imperatives are intended to be challenging. They can be both qualitative and quantitative and vary for each executive officer.

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5 Please refer to Exhibit A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 53-58, 70 and 72 of PepsiCo's 2017 Annual Report on Form 10-K for the fiscal year ended December 30, 2017 for a more detailed description of the items excluded from these measures.



Individual Results. In determining annual incentive awards for 2017, the Compensation Committee considered the following individual accomplishments by the NEOs.

	NEO Performance	Compensation Decisions ($000)
Hugh F. Johnston Vice Chairman, EVP and CFO, PepsiCo	During 2017, Mr. Johnston's leadership was critical to PepsiCo's strong bottom-line results. • Mr. Johnston remained focused on delivering our profitability goals and generating cash flow through more efficient working capital management and continued tight controls over capital spending. • This enabled us to meet our goal of returning $6.5 billion in cash to shareholders through dividends and share repurchases and to expand our core operating margin by 45 basis points.[6]	**Percent of Target: 114%** Base Salary $950 — 2017 Annual Incentive Award $1,625 — 2018 LTI Award* $5,469
Albert P. Carey CEO, North America	Under Mr. Carey's leadership, our North America businesses delivered mixed results. • Frito-Lay North America ("**FLNA**") had another very good year in 2017 with strong organic revenue growth[6] and core constant currency operating profit growth.[6] Quaker Foods North America ("**QFNA**") achieved mid-single digit volume growth in hot cereals and gained share in our three key categories of hot cereals, bars, and ready-to-eat cereals. • North America Beverages ("**NAB**") performed below expectations with declines in organic revenue[6] and core constant currency operating profit.[6] Mr. Carey has taken steps to improve performance through robust marketing plans and a strong innovation pipeline, including the successful launch of LIFEWTR in 2017.	**Percent of Target: 84%** Base Salary $1,000 — 2017 Annual Incentive Award $1,257 — 2018 LTI Award* $4,375
Ramon Laguarta President, PepsiCo	Mr. Laguarta's leadership of ESSA through the third quarter resulted in strong results across the sector. • ESSA delivered 6% organic revenue growth[6] and double-digit core constant currency operating profit growth.[6] • As he transitioned to President, PepsiCo in September 2017, Mr. Laguarta assumed responsibility for PepsiCo's worldwide productivity agenda which delivered over $1 billion in annual savings in 2017.	**Percent of Target: 129%** Base Salary $900 — 2017 Annual Incentive Award $1,552 — 2018 LTI Award* $4,688
Sanjeev Chadha CEO, AMENA	Mr. Chadha navigated AMENA through macroeconomic volatility and a difficult regulatory environment in many parts of the region to deliver solid operating performance. • AMENA grew organic revenue by 5%[6] and delivered double-digit core constant currency operating profit growth.[6] • Under Mr. Chadha's leadership, AMENA made solid progress on portfolio transformation and delivered strong productivity savings that were reinvested in new capabilities.	**Percent of Target: 102%** Base Salary $750 — 2017 Annual Incentive Award $1,153 — 2018 LTI Award* $3,594

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* The 2018 Long-Term Incentive award consists of 66% PSUs and 34% LTC. The award payout will depend upon achievement of critical operating and relative stock performance targets established by the Compensation Committee for the 2018-2020 performance period.

[6] Please refer to Exhibit A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 53-58, 70 and 72 of PepsiCo's 2017 Annual Report on Form 10-K for the fiscal year ended December 30, 2017 for a more detailed description of the items excluded from these measures.

Long-Term Incentive Awards

2015 Long-Term Incentive Award Design

PepsiCo's LTI program is 100% performance-based. Awards granted to executive officers in 2015 included two distinct components, PepsiCo Equity Performance Units ("**PEPunits**") and LTC Awards. Each executive's target grant value is based on his or her role. Actual awards can range from 0% to 125% of target grant value based on individual performance. Awards vest after three years if the executive is still employed with us.



60%
PEPunits
Based on absolute stock price performance with adjustment based on TSR relative to the S&P 500

40%
Long-Term Cash
Based on operating metrics: core constant currency EPS growth and core net ROIC improvement

PEPunits

PEPunits strengthen the alignment with long-term shareholder value creation. They provide our executive officers with an opportunity to earn shares of PepsiCo Common Stock based on absolute changes in PepsiCo's stock price, as well as PepsiCo's TSR relative to the S&P 500 over a three-year performance period.

0 - 150%	**Absolute Stock Price Performance** **PEP stock price growth over a 3-year performance period** PepsiCo stock price at end of performance period* ÷ PepsiCo stock price at beginning of performance period* * Stock price is based on average share price for the 90 calendar days prior to the grant date or vesting date, as applicable	*The payout for absolute stock price performance will be 0% if we do not deliver positive 3-year TSR. Also, payout of 100% requires a 5% compound annual growth rate ("CAGR") in stock price over the performance period.*
+		
+ / - 25%	**Relative TSR Performance** **TSR performance relative to other S&P 500 companies over a 3-year performance period** PepsiCo's 3-year TSR ranking: ≤25%ile / Median / ≥75%ile Payout adjustment: -25% / 0% / +25% *Linear interpolation is used when ranking falls between percentages shown.*	
=		
Payout	**0 - 175% of Target**	

Long-Term Cash Award

The LTC Award complements the PEPunits by incentivizing our executive officers to focus on critical operating performance objectives that we believe will translate to sustainable shareholder returns over the long-term. The LTC Award is denominated and paid in cash, reflecting PepsiCo's responsible use of shares under our LTI program.

50% weighting	**Earnings Per Share** **3-year average of annual core constant currency EPS growth rates** A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time, and bottom-line profitability.
+	
50% weighting	**Return on Invested Capital** **3-year cumulative increase in core net ROIC** A key metric that aligns with our financial goals communicated to shareholders to improve both capital spending and working capital management, enabling us to continue to improve the efficiency of our asset base.
=	
Payout	**0 - 175% of Target**



Long-Term Incentive Award Payouts

2015 PEPunit Payout

The 2015 PEPunits paid out at 12% above target in light of the strong absolute and relative stock price performance over the three-year performance period.

3-Year Absolute Stock Price CAGR


Actual Result: 6.3% CAGR
Threshold
-3% CAGR
Target
5% CAGR
Max
14% CAGR
50%
Payout
100%
Payout
150%
Payout

- The absolute stock price adjustment is +7% based on PepsiCo's stock price CAGR of 6.3% over the three-year performance period (March 1, 2015 through March 1, 2018).

3-Year Relative TSR Percentile vs. S&P 500


Actual Result: 55th %ile
Threshold
25th %ile
Target
50th %ile
Max
75th %ile
-25%
Payout
+0%
Payout
+25%
Payout

- The relative TSR adjustment is +5% based on PepsiCo's TSR of 38% for the three-year performance period ending on December 30, 2017, ranking in the 55th percentile relative to the S&P 500.

Name	PEPunits Granted	PEPunits Earned	Payout Above Target
Indra K. Nooyi	90,680	101,562	+12%
Hugh F. Johnston	32,242	36,111	+12%
Albert P. Carey	32,443	36,336	+12%
Ramon Laguarta	16,121	18,056	+12%
Sanjeev Chadha	22,040	24,685	+12%

2015 Long-Term Cash Award Payout

As a result of exceptional three-year core constant currency EPS and core net ROIC performance, the 2015 LTC Award paid out 75% above target.

3-Year Avg. Core Constant Currency EPS Growth[7]


Actual Result: 10.3%
Threshold
5.5%
Target
7.0%
Max
9.0%
40%
Payout
100%
Payout
175%
Payout

- PepsiCo's actual three-year (2015-2017) average core constant currency EPS growth[7] of 10.3% exceeded the target of 7.0% set by the Compensation Committee in March 2015. The impact on EPS from actual share buybacks versus planned buybacks did not result in a change to the final payout.

3-Year Core Net ROIC Improvement[7]


Actual Result: +540 bps
Threshold
+90bps
Target
+150 bps
Max
+230 bps
40%
Payout
100%
Payout
175%
Payout

- PepsiCo's actual three-year (2015-2017) core net ROIC[7] improved from 17.5% to 22.9% over the three-year performance period, a 540bps increase that exceeded the 150bps target set by the Compensation Committee in March 2015.

Name	LTC Granted ($000)	LTC Earned ($000)	Payout Above Target
Indra K. Nooyi	5,400	9,450	+ 75%
Hugh F. Johnston	1,920	3,360	+ 75%
Albert P. Carey	1,932	3,381	+ 75%
Ramon Laguarta	960	1,680	+ 75%
Sanjeev Chadha	1,313	2,297	+ 75%

7 Please refer to Exhibit A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 53-58, 70 and 72 of PepsiCo's 2017 Annual Report on Form 10-K for the fiscal year ended December 30, 2017 for a more detailed description of the items excluded from these measures. For 2016, Core Constant Currency EPS Growth excluded the impact of the Venezuela deconsolidation that occurred in 2015.

2016, 2017 & 2018 Long-Term Incentive Award Design

Beginning with the 2016 LTI award, we made significant changes to our LTI program, intended to simplify the program and better balance our mix of cash- and equity-based incentives. The new design, outlined below, ensures an appropriate level of focus on successfully attaining critical operating goals and sustained appreciation in shareholder value.

PepsiCo's current LTI program for awards granted to executive officers consists of PSUs and LTC Awards. Our LTI design continues to be 100% performance-based, with payouts based on performance against operating and market-focused metrics. Awards vest after three years if the executive is still employed with us.



66%
Performance Stock Units
Based on operating metrics: core constant currency EPS growth and core net ROIC improvement

34%
Long-Term Cash
Based on TSR relative to proxy peer group

Performance Stock Units

The PSUs maintain the operating metrics from the prior LTC Award design. The PSUs will pay out in PepsiCo shares, plus dividends accrued over the vesting period on earned shares.

50% weighting	**Earnings Per Share** **3-year average of annual core constant currency EPS growth rates**
+	
50% weighting	**Return on Invested Capital** **3-year cumulative increase in core net ROIC**
=	
Payout	**0 - 175% of Target**

Long-Term Cash Award

The LTC Award focuses on relative TSR performance. The LTC Award is denominated and will pay out in cash.

	Relative TSR Performance **TSR performance relative to our proxy peer group over a 3-year performance period**
0 - 200%	PepsiCo's 3-year TSR ranking: Threshold 25%ile Target Median Max 100%ile Payout: 50% 100% 200% *Target payout requires us to deliver positive 3-year TSR. Linear interpolation is used when ranking falls between percentages shown.*
Payout	**0 - 200% of Target**

Special PSU Award Grants

The Compensation Committee recognizes that retention of highly qualified leaders is critical to PepsiCo's strong performance and successful succession planning. Each year, the CEO presents an extensive analysis to the Compensation Committee that addresses talent retention considerations, taking into account the demonstrated performance and future potential of each senior officer, as well as the competitive landscape for executive talent and business disruption likely to be caused by unplanned attrition. PepsiCo's senior leaders are often considered for senior roles outside of PepsiCo, due to the breadth and depth of expertise they have gained through their PepsiCo careers.

Taking into account Mr. Laguarta's transition to his new role as President PepsiCo, the Board of Directors granted him a special PSU award on March 1, 2018:

Name	Special PSUs Granted	Vesting Date
Ramon Laguarta	36,782	March 1, 2022

Mr. Laguarta's award will be earned based on the achievement of annual performance targets measuring Everyday Nutrition net revenue growth over a three-year (2018-2020) period. This metric supports PepsiCo's strategic imperative to grow our global nutrition portfolio to adapt to evolving consumer tastes. The payout can range from 0% to 125% of target and requires continued service through March 1, 2022. The award will be forfeited if Mr. Laguarta retires or is terminated before the vesting date.

Special PSU Award Payouts

In February 2018, the Compensation Committee certified the achievement of the three-year performance goals applicable to the special performance-based awards granted to Messrs. Carey and Chadha in November 2014.

In order to sustain PepsiCo's successful "Better Together" strategy, Mr. Carey's award was based on the achievement of pre-established performance targets measuring total North America organic revenue and core constant currency operating profit performance over a three-year (2015-2017) performance period. Payout was also contingent on achieving specific talent development objectives intended to position our North America business for long-term success.

Over the three-year (2015-2017) performance period, total North America organic revenue growth of 2.0%[8] and core constant currency operating profit growth of 4.7%[8] exceeded the threshold but fell below the target level necessary for 100% payout. During the same period, the talent development objectives were successfully completed with the advancement of new leaders at NAB and FLNA. Due to these results, Mr. Carey's PSUs paid out at 67% of target and 13,570 shares were delivered to him in March 2018.

Mr. Chadha's award was based on PepsiCo's TSR performance relative to the S&P 500 over the 2015-2017 performance period with a target payout tied to the 50th percentile. Based on PepsiCo's 55th percentile relative TSR performance, Mr. Chadha's PSUs paid out at 105% of target and 33,054 shares were delivered to him in March 2018.

Retirement Programs

Our NEOs participate in the same retirement programs as other similarly situated employees and receive no enhancements in determining their benefits versus other employees. The Company's retirement programs are designed to facilitate the retirement of employees who have performed at PepsiCo over the long term. The Company maintains defined benefit pension plans for the majority of U.S. salaried employees hired before January 1, 2011 and defined contribution plans for U.S. employees hired in 2011 and later. A separate retirement plan is also maintained for certain employees working outside the U.S. who are unable to participate in their home country retirement plans. The terms of the Company's retirement plans are substantially the same for all participating employees and are described in the "2017 Pension Benefits" section beginning on page 65 of this Proxy Statement.

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[8] These results represent the average growth over the three-year performance period (2015-2017). Please refer to Exhibit A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 53-58, 70 and 72 of PepsiCo's 2017 Annual Report on Form 10-K for the fiscal year ended December 30, 2017 for a more detailed description of the items excluded from these measures.

Due to his relocation to the U.S. in September 2017 as President, PepsiCo, Mr. Laguarta ceased to be eligible for end-of-service benefits under his prior Spanish employment terms. In lieu of the Spanish end-of-service benefits, Mr. Laguarta was credited service under the PepsiCo International Retirement Plan commencing on his hire date.

Our NEOs are also eligible for retiree medical coverage on the same terms as other similarly situated employees. PepsiCo does not provide executive officers any special benefit plans such as executive life insurance, and the Company does not provide any enhanced retirement benefit formulas to our NEOs.

Benefits and Perquisites

Benefits. Executive officers receive the same healthcare benefits as other similarly situated employees. U.S.-based medical benefits are the same for all participants in the Company's healthcare program. However, our executive officers are required to pay two to three times as much as non-executive employees for their coverage. International medical benefit plans vary, but executives typically receive the benefits offered in the relevant broad-based plan.

PepsiCo's global mobility program facilitates the assignment of employees to positions in other countries by minimizing any financial detriment or gain to the employee from the international assignment. In 2017, Mr. Chadha participated in the program while on international assignment in Dubai, United Arab Emirates as CEO of AMENA and Mr. Laguarta participated in the program while on assignment in Geneva, Switzerland as CEO, ESSA. Under the program, Messrs. Chadha and Laguarta's compensation packages were linked to the U.S. compensation structure as a result of being considered global talent with continued PepsiCo assignments outside their home countries. Messrs. Chadha and Laguarta economically paid taxes at a U.S. income tax rate on compensation and received housing and other allowances to reflect the incremental cost of living in their work locations, as compared to the U.S.

In addition, executive officers who relocate at PepsiCo's request are supported under the relocation program available to all PepsiCo salaried employees. The program reimburses the executive officer for relocation expenses, such as household goods shipment, and applicable taxes associated with moving.

Perquisites. Consistent with our pay-for-performance philosophy, we limit executive perquisites to a Company car allowance, an annual physical and limited personal use of Company aircraft and ground transportation.

Based on an independent security study, the Compensation Committee generally requires Ms. Nooyi to use Company aircraft and ground transportation for all travel (personal and business) to enhance her personal safety and to increase her time available for business purposes. However, Ms. Nooyi is permitted to use commercial aviation provided that the PepsiCo Global Security Team has assessed the trip itinerary in advance, determined whether the risk of using commercial aviation is acceptable and established a travel security protocol commensurate with the identified risk.

Executives are fully responsible for personal income tax liability associated with personal use of Company ground transportation and Company aircraft. Executive officers, other than the CEO, must reimburse PepsiCo for the full variable operating cost of personal flights in excess of a limited number of hours per year as established by the Compensation Committee. Personal use of Company ground transportation and Company aircraft for executive officers other than the Chairman and CEO must be approved by the Chairman and CEO on a case-by-case basis.

Executive Deferral

Under the PepsiCo Executive Income Deferral Program (the **"EIDP"**), most U.S.-based executives can elect to defer up to 75% of their base salary and up to 100% of their annual cash incentive awards into phantom investment funds on a tax-deferred basis. Executives may elect to have their deferral accounts notionally invested in market-based funds, including the PepsiCo Common Stock Fund. The EIDP does not guarantee a rate of return, and none of the funds provide "above market" earnings. PepsiCo does not match any executive's deferrals.

The PepsiCo EIDP is a non-qualified and unfunded program in which account balances are unsecured and at risk. The material features of the EIDP are described in the "2017 Non-Qualified Deferred Compensation" section beginning on page 67.



Peer Group

The Compensation Committee utilizes a peer group to evaluate whether executive officer pay levels are aligned with Company performance on a relative basis. The Compensation Committee primarily identifies companies that are of comparable size (based on revenue and market capitalization), maintain strong consumer brands, have an innovative culture, compete with PepsiCo for executive talent and/or possess significant international operations.

PepsiCo 2017 Compensation Peer Group

3M Company	International Business Machines Corp.	Pfizer Inc.
Anheuser-Busch InBev SA/NV	Johnson & Johnson	The Procter & Gamble Company
Apple, Inc.	The Kraft Heinz Company	Starbucks Corporation
The Coca-Cola Company	McDonald's Corporation	Unilever PLC
Colgate-Palmolive Company	Microsoft Corporation	United Parcel Service, Inc.
General Electric Company	Mondelēz International, Inc.	Walmart Inc.
General Mills, Inc.	Nestlé S.A.	The Walt Disney Company
Groupe Danone	Nike, Inc.	

PepsiCo vs. Peer Group



*   Based on the four fiscal quarters ended prior to December 30, 2017 and publicly available as of March 1, 2018 ● = PepsiCo's position
** Based on 2017 year-end

Governance Features of Our Executive Compensation Programs

We believe that PepsiCo's compensation programs should ensure that our executives remain accountable for business results and take responsibility for the assets of the business and its employees. Consistent with this objective, our Board of Directors has incorporated strong governance features into our executive compensation programs.

Risk Mitigation

PepsiCo's executive compensation programs include features intended to discourage employees from taking unnecessary and excessive risks that could threaten the financial health and viability of the Company.

Balanced Performance Metrics	Accountability for Prior Business Unit Results	Emphasis on Long-Term Shareholder Value Creation	Clawback Provisions
The annual incentive program utilizes balanced financial metrics consisting of top-line metrics (such as organic revenue), bottom-line metrics (such as operating profit) and metrics designed to enhance capital management (such as cash flow).	Half of the annual incentive award for any executive officer who assumes a new leadership position in a different business unit is determined based on the prior business unit's results. This encourages the executive officer to remain accountable for the results of the long-term strategies he or she established in the prior business unit.	LTI awards are the most significant element of executive officer pay and focus executives on creating long-term shareholder value, measured in terms of absolute stock price growth, stock price changes relative to a comparator group, and delivering exceptional long-term operating results.	Under PepsiCo's annual incentive, LTI and executive deferral programs, the Company has the right to cancel and recoup awards and gains from an executive in certain circumstances, such as if he or she engages in gross misconduct, violates applicable non-compete provisions, or causes or contributes to the need for an adjustment to the Company's financial results through gross negligence or misconduct.

Stock Ownership Requirements

Under PepsiCo's stock ownership guidelines, executive officers are required to own shares of PepsiCo Common Stock equal in value to a specified multiple of their annual base salary, as set forth below:



CEO — 8x annual salary

CFO, President and Business Unit CEOs — 4x annual salary

All Other Executive Officers — 2x annual salary

44 times
annual salary
The value of shares and share equivalents of PepsiCo's Common Stock held by PepsiCo's Chairman and CEO as of March 1, 2018

Shares of PepsiCo Common Stock or equivalents held by the executive officer (or immediate family members) in the 401(k) plan, in a deferred compensation account, or in a trust for the benefit of immediate family members count towards satisfying the requirement. Unexercised stock options and unvested PSUs, Restricted Stock Units ("**RSUs**") and PEPunits do not count towards satisfying the applicable stock ownership requirement.

Executive officers have five years from the date they first become subject to a particular level of stock ownership to meet the stock ownership requirement. All of our executive officers have met or are on track to meet their ownership requirements within the five-year period.

Executive officers who terminate or retire from PepsiCo are required to continue to hold 100% of the shares needed to meet the applicable level of stock ownership until at least six months after termination or retirement and to continue to hold at least 50% of the shares needed to meet the applicable level of stock ownership until at least twelve months after termination or retirement.

Share Retention Policy

To ensure that our executive officers exhibit a strong commitment to PepsiCo stock ownership, the Board adopted a Share Retention Policy in 2002. The policy limits the proceeds that an executive officer may receive in cash upon exercise of stock options during each calendar year to 20% of the aggregate value of all of the executive officer's in-the-money vested stock options. Any proceeds in excess of this 20% limit must be held in shares of PepsiCo Common Stock for at least one year after the date of exercise. In addition, executive officers are required to hold at least 50% of the shares, net of applicable tax withholding, received upon the vesting and payout of PEPunits and PSUs in furtherance of PepsiCo's stock ownership guidelines.

Executive officers who maintain the required level of stock ownership are exempt from the Share Retention Policy.

No Employment Contracts

None of our NEOs have an employment contract or separation agreement, and we do not maintain formal programs or policies that guarantee cash severance or continued access to health and welfare benefits in the event of an involuntary termination of employment. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Compensation Committee or the Board may agree to provide separation payments and benefits to departing executives upon their termination. Such terminations are addressed on a case-by-case basis, taking into consideration the nature of the termination and a variety of other factors.

Change in Control Provisions

NEOs are not eligible to receive any cash severance, continued health and welfare benefits, pension service credit, tax gross-ups or any other change-in-control benefits other than change-in-control protections under the shareholder-approved LTI Plan.

The LTI Plan provides non-employee directors and all employees, including executive officers, change-in-control protection for their LTI awards. Outstanding unvested awards vest, and performance-based awards are paid at target, even if results are above target, in the event that the participant is terminated without cause or resigns for good reason within two years following a change-in-control of PepsiCo (i.e., "double trigger" vesting) or if the acquiring entity fails to assume the awards. We utilize "double trigger" vesting to ensure management talent will be available to assist in the successful integration following a change-in-control and to align with prevailing governance practices.

Prohibition on Hedging and Pledging

Our insider trading policy prohibits employees, including executive officers, from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, employees, including executive officers, may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows

Executive officers can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

Responsible Equity Grant Practices

PepsiCo's equity grant practices ensure all grants are made on fixed grant dates and at exercise prices or grant prices equal to the "fair market value" of PepsiCo Common Stock on such dates.

- Stock option, PSU and RSU grants are awarded under our shareholder-approved LTI Plan at "fair market value," defined as the average of the high and low stock prices rounded up to the nearest quarter on the date of grant. Further, PEPunit payouts are determined based on the average share price for the 90 days prior to the grant and vesting date. These formulas mitigate the impact of our stock price's intra-day volatility when setting the grant price of equity awards.

- PepsiCo does not backdate, reprice or grant stock options retroactively. Our shareholder-approved LTI Plan prohibits repricing of awards or exchanges of underwater options for cash or other securities without shareholder approval.

- Under our shareholder-approved LTI Plan, stock options, RSUs, PSUs, PEPunits and LTC Awards generally require a three-year minimum vesting period.

- PepsiCo is responsible in the use of shares under our LTI program, with share utilization below our peer group median.

Tax Considerations

Historically, the Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code in establishing compensation for our executive officers. Section 162(m) generally disallowed a tax deduction for compensation over $1 million paid for any fiscal year to the CEO and the three other highest paid executive officers other than the CFO, unless the compensation qualified as performance based.

With the enactment of the Tax Cuts and Jobs Act ("**TCJA**") on December 22, 2017, the Section 162(m) performance-based exception has been repealed and the $1 million deduction limit now applies to the CEO, CFO and the top three other highest compensated executive officers. Once an executive is subject to the $1 million deduction limit, this limit continues to apply to compensation paid to these executive officers at any time, including any termination or retirement payments, and payments occurring after their death. The new TCJA rules generally apply to taxable years beginning after December 31, 2017, but transition relief is provided for compensation provided in a written binding contract in effect on November 2, 2017 that is not materially modified after that date.

The 2015 PEPunits, PSUs and LTC Awards were granted under the shareholder-approved LTI Plan and the 2017 annual incentive awards are paid based on achievement of performance measures under the shareholder-approved EICP. The Compensation Committee set payouts for the 2015-2017 LTI award cycle based on maximum achievement of a core constant currency net income target of $10 billion and for the 2017 EICP based on maximum achievement of a core constant currency net income target of $7.5 billion. Both the LTI and EICP awards are intended to qualify as performance-based compensation deductible under Section 162(m). However, there can be no guarantee that the awards will qualify for transition relief from the TCJA's repeal of the performance-based compensation exception, including as a result of any new guidance that the IRS may provide regarding the TCJA.

Our Decision Making Process

Compensation Committee

> The Compensation Committee oversees and evaluates PepsiCo's executive compensation programs against competitive practices, regulatory developments and corporate governance trends.

- Approves performance goals and other objectives of the Chairman and CEO
- Based on the Committee's assessment of performance, recommends CEO compensation to the independent members of the Board without input from management
- Approves executive officer compensation based on Company performance, market pay data, responsibilities and other factors
- Establishes the peer group companies used to benchmark Company performance and executive officer compensation
- Confirms that total compensation paid to each executive officer is appropriate based on the Company's financial performance relative to the peer group
- Reports to the Board regarding director compensation and stock ownership guidelines
- References tally sheets, which provide the total value that executive officers would receive upon a variety of termination scenarios
- Sets the specific performance targets for executive officer incentive awards
- Reviews and approves executive compensation policies, such as stock ownership and clawback policies

Independent Advisor

> The Compensation Committee has engaged FW Cook as its independent external advisor. The Compensation Committee considers analysis and advice from FW Cook when making compensation decisions.

- Provides recommendations on Chairman and CEO compensation directly to the Compensation Committee, without consulting management
- Periodically reviews the Company's executive compensation programs, in cooperation with management, and advises the Committee of changes that might be made to better reflect evolving best practices and improve effectiveness
- Periodically reviews the Company's compensation philosophy, target peer group and target competitive positioning for reasonableness and appropriateness
- The services performed by FW Cook have been limited to executive and director compensation consulting; FW Cook is prohibited from undertaking any other work with PepsiCo management or employees and has direct access to Compensation Committee members without management involvement

PepsiCo Management

> PepsiCo's Management team is responsible for providing input to the Compensation Committee with respect to compensation decisions for PepsiCo's executive officers (other than the Chairman and CEO) based on market conditions, Company performance, and individual executive officer performance.

- Provides input regarding PepsiCo's business strategy and performance
- The Chairman and CEO provides the Compensation Committee with a self-assessment based on achievement of the agreed-upon objectives and other leadership accomplishments
- The Chairman and CEO provides the Compensation Committee with her performance evaluations and pay recommendations for other executive officers

2017 Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal year ended December 30, 2017 in accordance with SEC rules. We encourage you to also review page 45 for a description of how Chairman and CEO compensation is viewed by PepsiCo's Board.

Name and Principal Position[(1)]	Year	Salary ($)[(1)]	Stock Awards ($)[(2)]	Non-Equity Incentive Plan Compensation ($): Subtotal for Annual Payouts ($)[(3)]	Non-Equity Incentive Plan Compensation ($): Subtotal for Long-Term Payouts ($)[(4)]	Non-Equity Incentive Plan Compensation ($): Total for Annual and Long-Term Payouts ($)[(5)]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[(6)]	All Other Compensation ($)[(7)]	Total ($)
Indra K. Nooyi									
Chairman of the Board and CEO	2017	1,700,000	9,239,962	5,250,000	9,450,000	14,700,000	5,191,437	251,249	31,082,648
	2016	1,725,000	8,910,015	5,250,000	9,100,000	14,350,000	4,614,819	183,582	29,783,416
	2015	1,642,308	6,251,479	5,250,000	8,675,000	13,925,000	4,255,683	370,520	26,444,990
Hugh F. Johnston									
Vice Chairman, EVP and CFO	2017	950,000	3,609,348	1,624,500	3,360,000	4,984,500	2,107,738	64,666	11,716,252
	2016	960,577	3,465,039	1,695,800	2,668,750	4,364,550	1,480,835	35,834	10,306,835
	2015	900,000	2,222,763	1,653,800	2,429,000	4,082,800	1,329,932	25,350	8,560,845
Albert P. Carey									
CEO, North America	2017	1,000,000	3,609,348	1,257,000	3,381,000	4,638,000	851,959	61,003	10,160,310
	2016	984,615	3,326,394	1,719,900	2,616,250	4,336,150	1,372,511	51,629	10,071,299
	2015	860,000	2,236,620	1,896,300	2,255,500	4,151,800	414,680	81,288	7,744,388
Ramon Laguarta									
President, PepsiCo	2017	799,615	2,578,137	1,551,800	1,680,000	3,231,800	2,963,657	584,036	10,157,245
	2016	764,423	2,268,781	1,108,100	962,500	2,070,600	652,377	357,393	6,113,574
	2015	748,846	1,111,382	1,119,400	867,500	1,986,900	487,407	1,320,504	5,655,039
Sanjeev Chadha									
CEO, AMENA	2017	750,000	2,268,752	1,153,100	2,296,875	3,449,975	1,552,173	243,366	8,264,266
	2016	764,423	2,268,781	1,001,300	2,016,000	3,017,300	1,336,704	155,848	7,543,056
	2015	738,461	1,519,438	1,119,400	—	1,119,400	687,539	213,094	4,277,932

(1) In 2016, the salary amounts reflect the actual base salary payments made to the NEOs during the fiscal year, which included a 53rd week.

(2) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, please see Note 6 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the applicable fiscal year.

For 2017, the amounts reported in this column represent the grant date fair value of PSU awards. If PepsiCo were to exceed its performance targets, grant recipients may earn up to 175% of the target number of PSUs granted. The following table reflects the grant date fair value of the PSU awards at below-threshold, target and maximum performance earn-out levels.

Name	Value of 2017 PSU Awards: Below Threshold	Value of 2017 PSU Awards: At Target Level ($)	Value of 2017 PSU Awards: At Maximum 175% Level ($)
Indra K. Nooyi	—	9,239,962	16,169,934
Hugh F. Johnston	—	3,609,348	6,316,359
Albert P. Carey	—	3,609,348	6,316,359
Ramon Laguarta	—	2,578,137	4,511,740
Sanjeev Chadha	—	2,268,752	3,970,316

(3) As described in the "2017 Annual Incentive Award" section of the Compensation Discussion and Analysis on pages 48-50 of this Proxy Statement, the amounts reported reflect compensation earned for performance under the annual incentive compensation program for that year, paid in March of the subsequent year.



(4) As described in the "2015 Long-Term Incentive Award Design" section of the Compensation Discussion and Analysis on page 51 of this Proxy Statement, the Long-Term Payout amounts reported for 2017 reflect compensation earned for performance over a three-year (2015-2017) period under the LTC Award granted in 2015 and paid in March 2018. Mr. Chadha did not receive a LTC Award in 2013.

(5) Represents the total of the Annual Payouts and Long-Term Payouts of Non-Equity Incentive Plan compensation.

(6) The amounts reported reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the defined benefit pension plans in which they participate. The change in pension value reflects changes in age, service and earnings during 2017. In 2017, Mr. Laguarta was credited service under the PepsiCo International Retirement Plan commencing on his hire date in lieu of end-of-service benefits under his prior Spanish employment terms that he ceased to be eligible for upon his relocation to the U.S. During the years presented, PepsiCo did not pay above-market or preferential rates on any non-qualified deferred compensation.

(7) The following table provides the details for the amounts reported for 2017 for each NEO:

Name	Personal Use of Company Aircraft[A] ($)	Personal Use of Ground Transportation[A] ($)	Car Allowance ($)	Global Mobility[B] ($)	Tax Reimbursement[C] ($)	Total All Other Compensation ($)
Indra K. Nooyi	191,780	59,469	—	—	—	251,249
Hugh F. Johnston	39,316	—	25,350	—	—	64,666
Albert P. Carey	35,653	—	25,350	—	—	61,003
Ramon Laguarta[D]	—	—	31,698	390,373	161,966	584,036
Sanjeev Chadha[D]	47,243	—	29,949	166,174	—	243,366

(A) Personal use of Company aircraft and ground transportation is valued based on the aggregate incremental cost to the Company. The aggregate incremental cost is calculated based on the variable operating costs that were incurred as a result of personal use of the aircraft (such as fuel, maintenance, landing fees, crew expenses, catering and en-route charges) or ground transportation (such as fuel and the driver's compensation). Infrequently, an executive's spouse or other family member may fly on the Company aircraft or share ground transportation as an additional passenger. There is no incremental cost associated with such usage. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company aircraft and ground transportation.

(B) The amount reported reflects the expense for benefits provided pursuant to PepsiCo's standard global mobility program as a result of Mr. Laguarta's international assignment in Geneva, Switzerland and Mr. Chadha's international assignment in Dubai, United Arab Emirates. These benefits include housing, cost-of-living and home-leave allowances, and household goods storage. The global mobility program facilitates the assignment of employees to positions outside their home country by minimizing any financial detriment or gain to the employee from the international assignment.

(C) For Messrs. Laguarta and Chadha, this reflects the total net amount of tax equalization designed to cover taxes on their compensation in excess of the taxes they would have incurred in the United States. For Mr. Chadha, the total net tax equalization amount is a negative amount and is, therefore, disclosed as zero.

(D) Mr. Laguarta's car allowance and global mobility benefits were paid in Swiss Francs and converted into U.S. dollars based on an average exchange rate of 1.00 CHF = 1.016 USD for 2017. Mr. Chadha's car allowance and global mobility program benefits were paid in United Arab Emirates Dirham and converted into U.S. dollars based on an average exchange rate of 1.00 AED = 0.272 USD for 2017.



2017 Grants of Plan-Based Awards

The following table summarizes grants of annual incentive awards, LTC Awards and PSUs provided to NEOs in 2017. LTC Awards and PSUs granted in 2017 recognized 2016 performance. The material terms of PepsiCo's annual and LTI programs are described in the Compensation Discussion and Analysis beginning on page 44 of this Proxy Statement.

Name	Grant Date[1]	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards [2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Indra K. Nooyi	—	Annual Incentive[3]	—	3,825,000	7,650,000				
	3/1/2017	Long-Term Cash[4]	—	4,760,000	9,520,000				
	3/1/2017	PSUs[5]				—	84,191	147,334	9,239,962
Hugh F. Johnston	—	Annual Incentive[3]	—	1,425,000	2,785,875				
	3/1/2017	Long-Term Cash[4]	—	1,859,375	3,718,750				
	3/1/2017	PSUs[5]				—	32,887	57,552	3,609,348
Albert P. Carey	—	Annual Incentive[3]	—	1,500,000	2,932,500				
	3/1/2017	Long-Term Cash[4]	—	1,859,375	3,718,750				
	3/1/2017	PSUs[5]				—	32,887	57,552	3,609,348
Ramon Laguarta	—	Annual Incentive[3][6]	—	1,200,000	2,346,000				
	3/1/2017	Long-Term Cash[4]	—	1,328,125	2,656,250				
	3/1/2017	PSUs[5]				—	23,491	41,109	2,578,137
Sanjeev Chadha	—	Annual Incentive[3]	—	1,125,000	2,199,375				
	3/1/2017	Long-Term Cash[4]	—	1,168,750	2,337,500				
	3/1/2017	PSUs[5]				—	20,672	36,176	2,268,752

(1) Consistent with prior years, 2017 PSUs and LTC Awards were approved by the Compensation Committee at its regularly scheduled meeting in February. The approval date for the awards was February 2, 2017 and the grant date was March 1, 2017.

(2) The amounts reported represent the aggregate grant date fair value of all PSUs granted to NEOs in 2017 calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PSUs reported, please see Note 6 to the Company's consolidated financial statements in the Company's 2017 Annual Report on Form 10-K for the fiscal year ended December 30, 2017.

(3) The amounts reported reflect the potential range of 2017 annual cash incentive awards under the shareholder-approved EICP, as described under "2017 Annual Incentive Award" section in the Compensation Discussion and Analysis beginning on page 48 of this Proxy Statement.

(4) The amounts reported reflect the potential range of 2017 LTC Award payouts under the shareholder-approved LTI Plan. The actual LTC Award earned is determined based on the level of achievement attained with respect to the pre-established performance targets based on PepsiCo's TSR relative to the proxy peer group over the three-year performance period and will be paid out on the third anniversary of the grant date.

(5) The actual number of shares of PepsiCo Common Stock that are earned for the 2017 PSUs is determined based on the level of achievement attained with respect to core constant currency EPS growth and cumulative core net ROIC improvement consistent with the pre-established payout scale determined for the three-year performance period. If PepsiCo performs below the pre-established performance targets, the number of PSUs earned will be reduced below the target number. The amounts reported in the "target" column reflect the number of PSUs that may be paid out if the performance targets are achieved at 100%, and the amounts reported in the "maximum" column reflect the maximum number of PSUs that will be paid out if the performance targets are exceeded.

The PSUs earned by NEOs will vest and be paid out in shares of PepsiCo Common Stock on the third anniversary of the grant date subject to pro-rata vesting upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and full vesting upon retirement at age 62 or older with at least 10 years of service, in each case subject to achievement of the applicable performance targets over the full three-year performance period. As of 2017 fiscal year-end, Mr. Johnston and Mr. Chadha are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of the 2017 PSU awards.

(6) Mr. Laguarta's target and maximum annual incentive reflect a pro-rated increase based on his promotion to President, PepsiCo, effective September 2017.

 

2017 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding stock option, PEPunit and PSU awards as of December 30, 2017 for the NEOs. The material terms and conditions of the equity awards reported in this table are described in the "Long-Term Incentive Awards" section of the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement. No LTI award granted to an NEO has been transferred to any other person, trust or entity.

	Option Awards					Stock Awards[1][2]					
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Grant Date	Vesting Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Indra K. Nooyi	392,157	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2017	3/1/2020	—	—	84,191	10,096,185
	360,902	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2016	3/1/2019	—	—	90,228	10,820,142
						3/1/2015	3/1/2018	—	—	90,680	10,874,346
Hugh F. Johnston						3/1/2017	3/1/2020	—	—	32,887	3,943,809
						3/1/2016	3/1/2019	—	—	35,089	4,207,873
						3/1/2015	3/1/2018	—	—	32,242	3,866,461
						7/19/2013	7/19/2018	62,427[4]	7,486,246	—	—
Albert P. Carey	44,863	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2017	3/1/2020	—	—	32,887	3,943,809
	50,827	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2016	3/1/2019	—	—	33,685	4,039,505
						3/1/2015	3/1/2018	—	—	32,443	3,890,565
						11/21/2014	3/1/2017	—	—	20,253[5]	2,428,740
Ramon Laguarta	16,941	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2017	3/1/2020	—	—	23,491	2,817,041
	19,066	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2016	3/1/2019	—	—	22,975	2,755,162
	743	53.00	2/6/2009	2/1/2012	1/31/2019	3/1/2015	3/1/2018	—	—	16,121	1,933,230
Sanjeev Chadha						3/1/2017	3/1/2020	—	—	20,672	2,478,986
						3/1/2016	3/1/2019	—	—	22,975	2,755,162
						3/1/2015	3/1/2018			22,040	2,643,037
						11/21/2014	3/1/2018	—	—	31,480[6]	3,775,082

(1) With the exception of the special awards discussed in footnotes (4), (5) and (6) below, each of the PEPunit and PSU awards listed in the table vests three years after the grant date, subject to continued service with PepsiCo through the vesting date and achievement of applicable performance targets during a three-year performance period. Each of the awards that are not special awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and will vest in full upon retirement at age 62 or older with at least 10 years of service, subject to achievement of applicable performance targets. As of 2017 fiscal year-end, Mr. Johnston and Mr. Chadha are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting.

(2) The market value of unvested PEPunits and PSUs reflected in the table has been calculated by multiplying the number of unvested PEPunits and PSUs by $119.92, PepsiCo's closing stock price on December 29, 2017, the last trading day of the 2017 fiscal year.

(3) The numbers displayed in this column reflect the target number of PEPunits and PSUs awarded. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of these awards.

(4) The reported award reflects a special PSU award granted to Mr. Johnston. In September 2016, the Compensation Committee certified the level of performance achieved with respect to the three-year performance goals for this award. Based on PepsiCo's TSR performance relative to the S&P 500 over the three-year performance period, Mr. Johnston may receive 108% of target for this award. The award remains subject to time-based vesting and is scheduled to vest on July 19, 2018, subject to continued employment through the vesting date. In addition, notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of this award.



(5) The reported award reflects a special PSU award granted to Mr. Carey. In February 2018, the Compensation Committee certified the level of performance achieved with respect to the three-year performance goals for this award. Mr. Carey's award was based on the achievement of pre-established performance targets measuring total North America organic revenue and core constant currency operating profit performance objectives over a three-year (2015-2017) performance period in order to sustain PepsiCo's successful "Better Together" strategy. Payout was also contingent on achieving specific talent development objectives intended to position our North America business for long-term success. Mr. Carey's PSUs paid out at 67% of target and 13,570 shares were delivered to him in March 2018. The award vested March 1, 2017 but remained subject to full 2017 performance.

(6) The reported award reflects a special PSU award granted to Mr. Chadha. In February 2018, the Compensation Committee certified the level of performance achieved with respect to the three-year (2015-2017) performance goals for this award. Based on PepsiCo's TSR performance relative to the S&P 500 over the three-year performance period, Mr. Chadha received 105% of target and 33,054 shares for this award. These shares were delivered to him in March 2018.

2017 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[3]
Indra K. Nooyi	827,729	43,303,463	145,622	15,981,286
Hugh F. Johnston	114,131	4,887,155	42,706	4,686,770
Albert P. Carey	—	—	41,866	4,594,584
Ramon Laguarta	13,585	592,048	57,507	6,477,315
Sanjeev Chadha	—	—	32,261	3,540,483

(1) All stock option exercises during 2017 were executed within the final four years of the option's term and in a manner consistent with PepsiCo's Share Retention Policy, which is described in the "Governance Features of Our Executive Compensation Programs" section of the Compensation Discussion and Analysis beginning on page 56 of this Proxy Statement.

(2) The following table lists PEPunit and RSU awards that vested in 2017 for the NEOs. The PEPunits vested on March 1, 2017 based upon the level of achievement attained with respect to the pre-established absolute and relative stock price performance for the three-year performance period.

Name	Type	Grant Date	Payout Date	Number of Shares Granted (#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Dividend Equivalents Paid ($)
Indra K. Nooyi	PEPunit	3/1/2014	3/1/2017	108,673	145,622	15,981,286	—
Hugh F. Johnston	PEPunit	3/1/2014	3/1/2017	31,870	42,706	4,686,770	—
Albert P. Carey	PEPunit	3/1/2014	3/1/2017	31,243	41,866	4,594,584	—
Ramon Laguarta	PEPunit	3/1/2014	3/1/2017	11,494	15,402	1,690,292	—
Ramon Laguarta	RSU[A]	9/20/2012	9/20/2017	42,105	42,105	4,787,023	563,997
Sanjeev Chadha	PEPunit	3/1/2014	3/1/2017	24,075	32,261	3,540,483	—

(A) This award was a special award granted to Mr. Laguarta in 2012 subject to continued employment through the vesting date. The award vested on September 20, 2017.

(3) The value realized on exercise of stock options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise), minus the exercise price of the stock options, times the number of shares acquired on exercise of the options. The value realized on vesting of stock awards is equal to the average of the high and low market prices of PepsiCo Common Stock on the date of vesting, times the number of shares acquired upon vesting. The number of shares and value realized on vesting include shares that were withheld at the time of vesting to satisfy tax withholding requirements.

 

2017 Pension Benefits

A summary of the pension benefit plans sponsored by PepsiCo that our NEOs participated in during 2017 are described in the table below. Benefits for the NEOs who participate in these plans are determined using the same formula as for other eligible employees. NEOs receive no enhancements that are not available to other eligible employees in each plan.

	PepsiCo Employees Retirement Plan A ("PERP-A")[1]	PepsiCo Pension Equalization Plan ("PEP")	PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")
Eligible NEOs	• Indra K. Nooyi (retirement eligible) • Hugh F. Johnston (early retirement eligible) • Albert P. Carey (retirement eligible) • Ramon Laguarta		• Sanjeev Chadha (early retirement eligible) • Ramon Laguarta (frozen)
Type of Plan	Qualified defined benefit pension plan	Non-qualified defined benefit pension plan	Non-qualified defined benefit pension plan
Eligibility	U.S. salaried employees hired prior to January 1, 2011	Employees eligible to participate in the PERP-A whose benefits under the PERP-A are affected by limitations imposed by the Internal Revenue Code on qualified plan compensation or benefits	Generally covers non-U.S. citizens hired prior to January 1, 2011 who were active participants in a defined benefit retirement plan sponsored by their home country and were unable to remain in that plan during their assignment outside their home country, designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits are payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity	• Benefits accrued and vested prior to December 31, 2004 are generally paid in the same form and at the same time the PERP-A benefits are commenced • Benefits accrued or vested after December 31, 2004 are paid at termination (subject to a six-month delay under Section 409A of the Internal Revenue Code), in the form of a lump sum	Benefits payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity
Benefit Timing	• Normal retirement benefits payable at age 65 with 5 years of service • Unreduced early retirement benefits payable as early as age 62 with 10 years of service • Reduced early retirement benefit payable at age 55 with 10 years of service, determined by reducing the normal retirement benefit by 4% for each year benefits begin prior to age 62		

(1) In 2016, the PepsiCo Salaried Employees Retirement Plan was amended as part of a reorganization of our U.S. qualified defined benefit plans, which became effective January 1, 2017. Active salaried employees who previously participated in the PepsiCo Salaried Employees Retirement Plan now accrue benefits under the PERP-A. Benefits offered to plan participants were unchanged. All provisions described above are in respect of pension benefits designed for salaried employees.



	PepsiCo Employees Retirement Plan A ("**PERP-A**")[(1)]	PepsiCo Pension Equalization Plan ("**PEP**")	PepsiCo International Retirement Plan - Defined Benefit Program ("**PIRP-DB**")
Retirement Benefit Formula	A single life annuity beginning at normal retirement age determined as follows: • 3% for each year of service up to 10 years, plus 1% for each year of service in excess of 10, multiplied by the executive's highest consecutive five-year average monthly earnings (base salary and annual incentive compensation, limited by Internal Revenue Code regulations) • Reduced by 0.43% of the executive's highest consecutive five-year average monthly earnings up to his or her monthly Social Security covered compensation, multiplied by the executive's years of service up to 35	• Same terms and conditions as the PERP-A as determined without regard to the Internal Revenue Code limitations on compensation and benefits • Offset by the actual benefit payable under the PERP-A	• Substantially the same as the formula under the PERP-A and the PEP, without the Social Security offset • Offset by retirement benefits paid under any Company plan or government mandated retirement program
Disability/Death Benefits	• All participants who become disabled after 10 years of service and remain disabled until retirement receive continued service for the length of their disability • If an employee dies, the spouse of an employee who is retirement eligible is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option. The surviving spouse or estate of an active participant is also entitled to a one-time payment equal to the lump sum benefit accrued at death, offset by the lump sum value of any surviving spouse's benefit that might be payable. This special death benefit is paid by the Company and not from the plan		If the participant dies, the spouse of an employee is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option
Deferred Vested Benefits	• For a participant with five or more years of service who terminates employment prior to attaining either age 55 with 10 years of service or age 65 with 5 years of service • Benefit is equal to the retirement benefit formula amount calculated using the potential years of credited service had the participant remained employed to age 65 pro-rated by a fraction, the numerator of which is the participant's credited years of service at termination and the denominator of which is the participant's potential years of credited service had the participant remained employed to age 65 • Deferred vested benefits under the PERP-A and PIRP-DB are payable in an annuity commencing at age 65, however, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. A participant who terminates from the PERP-A is eligible for a one-time lump sum benefit within 365 days of termination, provided that the participant does not have a PEP benefit that vested prior to 2005. A participant who terminates from the PIRP-DB is also eligible for a one-time lump sum benefit within 365 days of termination. Deferred vested benefits under PEP are payable in an annuity at the later of age 55 or termination (subject to a six month delay under Section 409A of the Internal Revenue Code)		

 

The Present Value of Accumulated Benefit reported in the 2017 Pension Benefits Table below represents the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the measurement date of December 30, 2017.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Indra K. Nooyi	PepsiCo Employees Retirement Plan A	23.8	1,294,305	—
	PepsiCo Pension Equalization Plan		31,827,081	—
Hugh F. Johnston	PepsiCo Employees Retirement Plan A	27.8	1,071,597	—
	PepsiCo Pension Equalization Plan		9,737,131	—
Albert P. Carey	PepsiCo Employees Retirement Plan A	36.6	1,531,585	—
	PepsiCo Pension Equalization Plan		14,034,847	—
Ramon Laguarta[2]	PepsiCo International Retirement Plan	21.0	3,366,300	—
	PepsiCo Employees Retirement Plan A	0.3	7,008	
	PepsiCo Pension Equalization Plan		2,092,344	—
Sanjeev Chadha	PepsiCo International Retirement Plan	24.1	6,640,502	—

(1) These amounts have been calculated using actuarial methods and assumptions shown below in the fiscal year-end valuation under the guidance on employers' accounting for pensions with the assumption, required by SEC disclosure rules, that each NEO remains in service until retirement at the earliest date when unreduced retirement benefits would be available (i.e., age 62 or older): discount rate of 3.75% for the PepsiCo Employees Retirement Plan A, 3.64% for the PepsiCo Pension Equalization Plan, and 3.73% for the PepsiCo International Retirement Plan; and benefits were converted to lump sums based on a 5.75% lump sum conversion rate at retirement.

(2) The amounts reported for Mr. Laguarta above reflect his transition to the U.S. on September 1, 2017. In 2017, Mr. Laguarta was credited service under the PepsiCo International Retirement Plan commencing on his hire date in lieu of end-of-service benefits under his prior Spanish employment terms that he ceased to be eligible for upon his relocation to the U.S.

2017 Non-Qualified Deferred Compensation

Executive Income Deferral Program

Eligible NEOs	• Indra K. Nooyi • Hugh F. Johnston • Albert P. Carey
Description	Non-qualified and unfunded program that allows certain U.S.-based eligible employees to defer a portion of their annual compensation to a later date. The participants' balances are unsecured, subject to the claims of PepsiCo's creditors and may be forfeited in the event of the Company's bankruptcy
Deferral Limits	Eligible PepsiCo executives may defer up to 75% of base salary and 100% of annual incentive cash compensation. The Company does not provide a matching contribution on any deferrals
Return on Plan Balance	Executives earn a return on their notional accounts based on investments in the phantom funds selected by the executives (listed in footnote (2) below) from a list of phantom funds made available by the Company. The EIDP does not guarantee a rate of return and none of the funds provide above market earnings
Distributions	• At the time of election to defer, executives are required to choose to receive future payments on either a specific date or upon separation from service • Notwithstanding a participant's payment election, deferrals made after 2000 are paid in a lump sum at the time of separation from service in cases in which separation (other than retirement) occurs prior to the elected payment date • Payments of deferrals made after 2004 to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Form of Payment	Made in cash and received as a lump sum or in installments (quarterly, semi-annually or annually) over a period of up to 20 years



For additional detail on PepsiCo's EIDP, refer to the "Executive Deferral" section of the Compensation Discussion and Analysis on page 55 of this Proxy Statement.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Indra K. Nooyi	—	—	1,179,662	—	13,280,868
Hugh F. Johnston	—	—	396,451	—	2,632,638
Albert P. Carey	—	—	—	—	—

(1) PepsiCo does not provide above-market or preferential rates and, as a result, the notional earnings are not included in the 2017 Summary Compensation Table.

(2) None of the amounts reported in this column are reflected in the 2017 Summary Compensation Table. Deferral balances of NEOs under the EIDP were notionally invested in the following phantom funds and earned the following rates of return in 2017: (i) PepsiCo Common Stock: 17.68% and (ii) Defined Applicable Federal Rate (AFR) Fund: 3.21%.

Potential Payments on Termination or Change in Control

Termination of Employment/Retirement

None of our NEOs have any arrangement that provides for severance payments or severance benefits.

In the event an NEO retires, terminates or resigns from PepsiCo for any reason as of fiscal year-end, he or she would be entitled to:

• the pension value disclosed in the 2017 Pension Benefits table on page 65 of this Proxy Statement; and

• the outstanding balance disclosed in the 2017 Non-Qualified Deferred Compensation table on page 67 of this Proxy Statement.

Our NEOs' unvested annual LTI awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, and fully vest upon death, disability or retirement on or after age 62. In order to be retirement eligible, an executive must be at least age 55 with 10 or more years of service. For special awards, no accelerated vesting occurs upon retirement. In the event of death or long-term disability, special awards fully vest. Even after vesting, PEPunits, PSUs and LTC Awards remain subject to achievement of pre-established performance targets.

The following table sets forth, for each NEO, the value of the unvested PEPunits, PSUs, RSUs and LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest or be forfeited if the NEO's employment terminated on December 30, 2017, the last day of the 2017 fiscal year, due to termination without cause, retirement, death or long-term disability:

Name	Termination/Retirement ($ in millions)[1]		Death/Long-Term Disability ($ in millions)[1]	
	Vest	Forfeit	Vest	Forfeit
Indra K. Nooyi	47.4	—	—	—
Hugh F. Johnston	10.9	15.3	15.3	—
Albert P. Carey	20.3	—	—	—
Ramon Laguarta	—	11.2	11.2	—
Sanjeev Chadha	7.2	8.6	8.6	—

(1) The PEPunits, PSUs and RSUs were valued at a price of $119.92, PepsiCo's closing stock price on December 29, 2017, the last trading day of the 2017 fiscal year. Death and Long-Term Disability vesting amounts do not include the value of vested stock options that have already been earned or unvested PEPunits, PSUs, RSUs and LTC Awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2017 fiscal year-end, Mr. Johnston and Mr. Chadha are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting of annual LTI awards. For a list of earned vested stock options, see the 2017 Outstanding Equity Awards at Fiscal Year-End table beginning on page 63 of this Proxy Statement.

 

Change in Control

PepsiCo has a long history of maintaining a "double trigger" vesting policy. This means that unvested stock options, PEPunits, PSUs, RSUs and LTC Awards only vest if the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo or if the acquirer fails to assume or replace the outstanding awards.

For each NEO, the following table illustrates:

- the value of PEPunits, PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon a change in control of PepsiCo without termination of employment; and
- the value of the PEPunits, PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon an NEO's termination without cause or resignation for good reason if the acquirer does not assume or replace the outstanding awards at the time of the change in control.

Name	Change in Control ($ in millions)	
	Total Benefit: Change in Control Only	Total Benefit: Qualifying Termination upon Change in Control[1]
Indra K. Nooyi	—	—
Hugh F. Johnston	—	15.3
Albert P. Carey	—	—
Ramon Laguarta	—	11.2
Sanjeev Chadha	—	8.6

(1) The amounts reported in this column assume that both the change in control and termination occurred on December 30, 2017, the last day of the 2017 fiscal year. The PEPunits, PSUs and RSUs were valued based on PepsiCo's $119.92 closing stock price on December 29, 2017, the last trading day of 2017. Amounts do not include vested options that have already been earned due to continued service or unvested PEPunits, PSUs, RSUs and LTC Awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2017 fiscal year-end, Mr. Johnston and Mr. Chadha are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting of annual LTI awards. For a list of earned vested stock options, see the 2017 Outstanding Equity Awards at Fiscal Year-End table beginning on page 63 of this Proxy Statement.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2017.

The Compensation Committee	
Shona L. Brown, Chair	David C. Page
Dina Dublon	Daniel Vasella

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act or the Exchange Act except to the extent the Company specifically incorporates such report by reference.



CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing disclosure regarding the ratio of the annual total compensation of Ms. Nooyi, our CEO, to that of our median employee. As a global organization, we have employees operating in 77 countries serving customers and consumers in more than 200 countries and territories. Our objective is to provide competitive compensation commensurate with an employee's position and geographic location, while also linking compensation to Company and individual performance.

To provide context for this disclosure, it is important to understand the scope of our operations.

- *Globally diverse workforce*. More than half of our employees are located outside the United States in locations where the cost of living is significantly below the U.S., including developing and emerging markets such as Mexico, Russia, Brazil, China and India. The compensation elements and pay levels of our employees can vary dramatically from country to country based on market trends, cost of living, and cost of labor. These factors, along with fluctuations in currency exchange rates, impact the median employee compensation and the resulting ratio.

- *Frontline is a strategic advantage*. PepsiCo has a large global frontline employee population driven by our direct store delivery model and in-house manufacturing and supply chain in many markets. We believe our frontline employees who make, merchandise, and sell our products represent a strategic advantage for PepsiCo. PepsiCo's integrated approach enables us to bring innovative products and packages to market faster, allows us to react more quickly to changes in the marketplace and builds unmatched customer relationships at the store level.

The Ratio

The following ratio of Ms. Nooyi's annual total compensation to the median employee's for our last completed fiscal year is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

- The median employee compensation, excluding our CEO, was $47,801.
- As reported in the Summary Compensation Table on page 60, our CEO's compensation was $31,082,648.

Based on this information, the ratio of Ms. Nooyi's annual total compensation to the median employee compensation for 2017 was estimated to be 650 to 1.

Calculating Methodology

To identify our median employee and calculate such employee's annual total compensation, we used the following methodologies, estimates and assumptions.

Gathering Data on our Worldwide Employee Population. Due to the complexity of collecting compensation information across all the countries in which we have employees and the limited employee headcount in some of those countries, we used the de minimis exemption allowed by applicable SEC rules to exclude approximately 4,600 employees from 38 countries as detailed below.

- AMENA - 1,300: Bahrain, Hong Kong, Indonesia, Japan, Lebanon, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan, Vietnam
- ESSA - 2,187: Azerbaijan, Belarus, Bosnia and Herzegovina, Cyprus, Denmark, Estonia, Finland, Georgia, Hungary, Italy, Kazakhstan, Kyrgyzstan, Lithuania, Luxembourg, Nigeria, Norway, Slovakia, Switzerland, Uzbekistan
- Latin America - 1,065: Bermuda, Bolivia, Costa Rica, El Salvador, Panama, Paraguay, Uruguay

The excluded employees represent less than 5% of our total global population of 272,398 as of October 1, 2017. In certain countries, our employment levels are subject to seasonal variations. After our use of the de minimis exemption, our employee population from which we determined our median employee consisted of 267,846 individuals from 39 countries.

We collected full-year 2016 compensation data for this October 1, 2017 employee population, relying on our internal payroll and tax records, rather than using statistical sampling.

 

Consistently Applied Compensation Measure. Our employees are compensated through multiple compensation elements that are highly dependent on the role, market practices, and statutory requirements within each country where our employees are located. Because of the differences in compensation elements globally, we identified all cash-based compensation plus equity-based compensation that was realized in the measurement period as an appropriate representation of the annual total compensation for our employees in accordance with SEC rules.

- Compensation was annualized on a straight-line basis for full-time and part-time new hire employees who did not work a full fiscal year.
- We used the 12-month average exchange rate to convert each non-U.S. employee's total compensation to U.S. dollars, enabling the median to be identified.
- We calculated the total compensation for the median employee in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.

At the conclusion of the 2017 fiscal year, we confirmed that the pay for the identified median employee still reasonably reflected the median of our overall employee population.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 30, 2017 with respect to the shares of PepsiCo Common Stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders[1]	26,237,336[2]	$75.39[3]	73,730,987[4]
Equity compensation plans not approved by security holders[5]	—	—	—
Total	26,237,336	$75.39[3]	73,730,987

(1) Includes the LTI Plan.

(2) This amount includes 247,946 PEPunits and 7,292,507 PSUs and RSUs that, if and when vested, will be settled in shares of PepsiCo Common Stock. This amount also includes 250,198 phantom units under the PepsiCo Director Deferral Program that will be settled in shares of Common Stock pursuant to the Plan at the end of the applicable deferral period. For PSUs for which the performance period has ended as of December 30, 2017, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period. The amounts reported in the table assume target level performance for PEPunits and PSUs for which the performance period has not ended as of December 30, 2017. If maximum earn-out levels are assumed for such PEPunits and PSUs, the total number of shares of PepsiCo Common Stock to be issued upon exercise and/or settlement of outstanding awards as of December 30, 2017 is 27,052,971.

(3) Weighted-average exercise price of outstanding options only.

(4) The shareholder-approved LTI Plan is the only equity compensation plan under which PepsiCo currently issues equity awards. As of May 2, 2007, the LTI Plan superseded the Company's prior plan, the shareholder-approved 2003 Long-Term Incentive Plan, and no further awards were made under the 2003 plan. The LTI Plan permits the award of stock options, stock appreciation rights, restricted and unrestricted shares, restricted stock units and performance shares and units. The LTI Plan authorizes a number of shares for issuance equal to 195,000,000 plus the number of shares underlying awards under the Company's prior equity compensation plans that are canceled or expired after May 2, 2007 without delivery of shares. Under the LTI Plan, any stock option granted reduces the available number of shares on a one-to-one basis, any RSU or other full value award granted before May 5, 2010 reduces the available number of shares on a one-to-one basis and any RSU or other full value award granted on or after May 5, 2010 reduces the available number of shares on a one-to-three basis.

(5) The table does not include information for equity compensation plans assumed by PepsiCo in connection with PepsiCo's acquisition of The Pepsi Bottling Group, Inc. ("**PBG**") in 2010. As of December 30, 2017, 566,362 shares of PepsiCo Common Stock were issuable upon the exercise of outstanding options granted under the PBG plans prior to the acquisition of PBG at a weighted-average exercise price of $36.48. No additional stock options or other awards may be granted under the PBG plans.



Shareholder Proposal (Proxy Item No. 4)

A shareholder has submitted the following proposal for the reasons stated within the proposal. The shareholder proposal will be voted on at our 2018 Annual Meeting if properly presented by the shareholder proponent or by a qualified representative on behalf of the shareholder proponent. We do not believe that certain assertions in this shareholder proposal about PepsiCo are correct. We have not attempted to refute all of these inaccuracies. However, our Board of Directors has recommended a vote against the proposal for the reasons set forth following the proposal.

Shareholder Proposal Regarding Special Shareowner Meeting Improvement (Proxy Item No. 4)

John Chevedden, on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY, 11021, who owns at least 500 shares of PepsiCo Common Stock, has submitted the following proposal:

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). In other words this proposal asks for adoption of the most shareholder-friendly version of the shareholder right to call a special meeting as permitted by state law. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison in 2013. A shareholder right to call a special meeting and to act by written consent and are [sic] 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle such as the election of directors.

The lax corporation laws of North Carolina do not allow shareholder action by written consent and PepsiCo shareholders do not have do not have [sic] the full right to call a special meeting that is available under state law. Hence the need to have the full shareholder right to call a special meeting of shareholders under North Carolina law.

Plus this proposal topic already won an impressive 49%-vote at a previous PepsiCo annual meeting. This 49%-vote would have been higher than 51% if small PepsiCo shareholders had the same access to corporate governance information as large shareholders.

If shareholders had a more complete right to call a special meeting, as called for in this proposal, shareholders would have a greater ability to engage our Board and management to improve the qualifications of our directors and make sure that the Board of Directors is continually refreshed with new diverse talent in order to maintain director independence - since a special meeting can be called in regard to the election of directors. Independence is a highly valuable attribute in a director.

This proposal would give shareholders greater standing to engage the Board and management to see if our company can benefit from an independent board chairman. Also shareholders would have a better standing to engage the Board concerning the directors who receive the most negative votes while running unopposed. Certain directors get up to 10-times as many negative votes as other directors.

Please vote to improve management accountability to shareholders:

Special Shareowner Meeting Improvement – Proposal No. 4

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal for the following reasons:**

 

After serious consideration of the shareholder proposal seeking to reduce the stock ownership threshold needed to call a special meeting, the Board has determined that the action requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or its shareholders for the following reasons:

- PepsiCo already permits shareholders holding in the aggregate 20% or more of our outstanding shares to call a special meeting.
- The current ownership threshold provides shareholders owning a reasonable minority of shares the right to call a special meeting while maintaining a threshold that prevents the potential unnecessary waste of corporate resources and disruption associated with shareholders owning a much smaller minority of shares calling a meeting on frivolous grounds. Our current threshold can be met by as few as four of our shareholders acting together.
- Shareholders have significant opportunities to engage with management and the Board throughout the year.
- PepsiCo has strong corporate governance policies and practices in place that protect shareholder rights.

PepsiCo shareholders already have a meaningful right to call a special meeting and other ways to engage with the Board on important topics.

PepsiCo has long supported and continues to support means for our shareholders to effectively communicate with the Board and senior management beyond the limited forum of a special meeting. We provide significant opportunity for shareholders to raise matters through the shareholder proposal process, at our annual meeting and outside of the annual meeting process as described in the "Communications with the Board" section beginning on page 35 of this Proxy Statement.

The Board considered statistical research across the S&P 500 and determined that PepsiCo's 20% ownership threshold is consistent with, and in most cases lower than, the thresholds of other S&P 500 companies that offer shareholders the right to call a special meeting. In fact, only approximately 15% of S&P 500 companies provide shareholders the right to call a special meeting at a threshold lower than 20% as of March 1, 2018.

By reducing the ownership threshold to 10%, a small minority of shareholders (currently as few as two) could use the special meeting platform solely to advance their own agenda, without regard to the interests of PepsiCo and its broader shareholder base. Maintaining the 20% ownership threshold preserves the reasonable and appropriate balance between providing shareholders the right to call a special meeting and protecting against unnecessary waste of corporate resources or disruption.

We value the views of our shareholders and strong corporate governance practices have been a long-standing priority at PepsiCo.

We value the views of our shareholders, and the input that we receive from them through regular engagement is a cornerstone of our corporate governance practices. Through shareholder engagement, we have received valuable feedback and important external viewpoints that inform our decisions and our strategy. For example, in part as a result of shareholder feedback, the Board implemented "proxy access" and the existing 20% ownership threshold on the right to call a special meeting, and created a new Public Policy and Sustainability Committee. Through our robust shareholder engagement process, we seek to ensure that corporate governance is not a formulaic exercise, but rather a dynamic framework that can both accommodate the demands of our rapidly changing business environment and remain responsive to the priorities of our shareholders. We believe that these efforts have resulted in the high level of support shareholders have given by voting in the manner recommended by the Board at our recent Annual Shareholders' Meetings, and perhaps more importantly, have strengthened the relationship between our directors, management, and long-term shareholders.

For more information on our shareholder engagement and corporate governance practices, see the "Corporate Governance at PepsiCo" section beginning on page 25 of this Proxy Statement.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.



Ownership of PepsiCo Common Stock

Stock Ownership of Officers and Directors

The following table shows, as of March 1, 2018, the number of shares of our Common Stock beneficially owned and the number of phantom units of our Common Stock held in the Company's income deferral programs by each director (including each nominee), by each of the NEOs identified in the 2017 Summary Compensation Table on page 60 of this Proxy Statement, and by all directors and executive officers as a group. Each phantom unit represents the economic equivalent of one share of our Common Stock. Except as otherwise noted, the directors and executive officers exercise sole voting and investment power over their shares shown in the table. None of the shares are subject to pledge.

As of March 1, 2018, the directors and executive officers as a group beneficially owned less than 1% of our outstanding Common Stock.

Name of Individual or Group	Number of Shares of PepsiCo Common Stock Beneficially Owned[1]	Number of Phantom Units of PepsiCo Common Stock Held in PepsiCo's Deferral Programs[2]	Total
Shona L. Brown	1,000	27,630	28,630
George W. Buckley	1,000	17,424	18,424
Albert P. Carey	281,804	—	281,804
Sanjeev Chadha	75,118	—	75,118
Cesar Conde	1,000	4,257	5,257
Ian M. Cook	3,569	25,549	29,118
Dina Dublon	2,455	26,722	29,177
Richard W. Fisher	1,000	6,041	7,041
William R. Johnson[3]	3,765	6,041	9,806
Hugh F. Johnston	41,170	22,124	63,294
Ramon Laguarta	82,085	—	82,085
Indra K. Nooyi	1,393,743	53,909	1,447,652
David C. Page	1,000	6,647	7,647
Robert C. Pohlad[4]	1,144,659	6,041	1,150,700
Daniel Vasella	14,011	44,860	58,871
Darren Walker	1,000	3,239	4,239
Alberto Weisser	1,000	15,343	16,343
All directors and executive officers as a group (26 persons)	3,501,404	265,827	3,767,231

(1) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days after March 1, 2018: (1) through the exercise of vested stock options: Mr. Carey, 95,690 shares; Mr. Laguarta, 36,750 shares; Ms. Nooyi, 753,059 shares; and all directors and executive officers as a group, 1,111,753 shares; and (2) pursuant to other equity awards: Mr. Carey, 27,448 shares; Mr. Chadha 36,375 shares; Mr. Johnston, 20,003 shares; Mr. Laguarta, 9,642 shares; Ms. Nooyi, 54,173 shares; and all directors and executive officers as a group, 227,013 shares. In addition, the amounts reported include Common Stock equivalent amounts attributed to the following executive officers based on their respective holdings in the PepsiCo Savings Plan: Mr. Carey, 109 shares; Mr. Johnston, 260 shares; Ms. Nooyi, 8,744 shares; and all executive officers as a group, 11,977 shares.

(2) Reflects phantom units of our Common Stock held in the PepsiCo Executive Income Deferral Program and the PepsiCo Director Deferral Program.

(3) The shares shown for William R. Johnson include (i) 2,102 shares held jointly with his spouse over which Mr. Johnson has shared voting and investment power, (ii) 187 shares held in a trust with his spouse over which Mr. Johnson has shared voting and investment power, and (iii) 476 shares held in trusts over which Mr. Johnson has sole voting and investment power.

(4) The shares shown for Robert C. Pohlad include 900,000 shares held in a limited liability company over which Mr. Pohlad has shared voting and investment power and 27 shares held indirectly by his spouse.

 

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class Outstanding[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	115,006,364[2]	8.1%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	88,070,732[3]	6.2%

(1) Based on the number of shares of Common Stock outstanding and entitled to vote at the 2018 Annual Meeting as of our record date, March 1, 2018.

(2) Based solely on the Schedule 13G/A filed by the Vanguard Group with the SEC on February 9, 2018 regarding its holdings as of December 31, 2017. The Vanguard Group also reported that, as of December 31, 2017, it had sole voting power for 2,032,363 shares of our Common Stock, sole dispositive power for 112,680,723 shares of our Common Stock, shared voting power for 341,456 shares of our Common Stock and shared dispositive power for 2,325,641 shares of our Common Stock.

(3) Based solely on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 8, 2018 regarding its holdings as of December 31, 2017. BlackRock, Inc. also reported that, as of December 31, 2017, it had sole voting power for 75,589,498 shares of our Common Stock, sole dispositive power for 88,070,732 shares of our Common Stock and shared voting power for and shared dispositive power for 0 shares of our Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our directors and executive officers and the beneficial owners of more than 10% of our Common Stock to file reports of ownership and changes in ownership of our Common Stock. We received written representations from each director and executive officer who did not file an annual statement with the SEC on Form 5 that no Form 5 was due. To the best of our knowledge, based on a review of those reports and written representations, we believe that all required reports were filed on time with the SEC for fiscal year 2017, except for one Form 4, which was filed on November 3, 2017, due to an administrative error in connection with a grant of performance-based restricted stock units for Silviu Popovici.



Information About the Annual Meeting

Voting Procedures

Who may vote at the Annual Meeting?

Only shareholders of record of our Common Stock as of the close of business on our record date, March 1, 2018, are entitled to receive notice of and to vote at the Annual Meeting and at any postponement or adjournment of the meeting. As of the record date, there were 1,419,445,275 shares of our Common Stock outstanding and entitled to vote at the Annual Meeting and each share of our Common Stock is entitled to one vote.

How do I vote?

Whether you are a **shareholder of record** (that is, **if your shares are registered in your own name** with our transfer agent) or a **beneficial owner of shares held in street name** (that is, if **you hold your shares through a broker, bank or other holder of record**), you can vote any one of four ways:

- **Via the Internet.** You may vote by visiting the website and entering the 16-digit control number found in the Notice of Internet Availability of Proxy Materials (the "**Notice of Internet Availability**"), proxy card or voting instruction form.
- **By Telephone.** You may vote by calling the toll-free number found in the proxy card or voting instruction form or provided on the website listed on the Notice of Internet Availability.
- **By Mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the envelope provided.
- **In Person.** If you are a shareholder of record and you plan to attend the Annual Meeting, you are encouraged to vote beforehand by Internet, telephone or mail. You also may vote in person at the Annual Meeting. Bring your printed proxy card if you received one by mail. Otherwise, the Company will give shareholders of record a ballot at the Annual Meeting. If you are a beneficial owner, you must obtain a legal proxy from the organization that holds your shares if you wish to attend the Annual Meeting and vote in person.

What happens if I do not give specific voting instructions when I deliver my proxy?

- **Shareholder of Record.** The persons named as proxies will vote your shares in accordance with your instructions. Except as noted below with respect to shares held in the PepsiCo Savings Plan, if your properly executed proxy does not contain voting instructions, the persons named as proxies will vote your shares in accordance with the voting recommendations of the Board.
- **Beneficial Owner of Shares Held in Street Name.** If you are the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, under stock exchange rules, it will nevertheless be entitled to vote your shares with respect to "routine" matters, but it will not be permitted to vote your shares with respect to "non-routine" matters. In the case of a non-routine matter, your shares will be considered "broker non-votes" on that proposal.

Proposal No. 2 (ratification of the appointment of the independent registered public accounting firm) is a matter the Company believes will be considered "routine."

Proposal No. 1 (election of directors), Proposal No. 3 (advisory approval of executive compensation), and Shareholder Proposal No. 4 are matters the Company believes will be considered "non-routine."

If you are a beneficial owner and do not give voting instructions to your bank or brokerage firm on certain matters, the Company believes your bank or broker may vote your shares with respect to Proposal No. 2, but not Proposal Nos. 1 or 3 or Shareholder Proposal No. 4.

 

Can employees who participate in PepsiCo's Savings Plan vote?

Yes. If you are an employee who participates in the PepsiCo Savings Plan (a portion of which constitutes an Employee Stock Ownership Plan), you can vote the shares (if any) that are deemed to be in your account in the PepsiCo Savings Plan as of the close of business on March 1, 2018.

To do so, you must sign and return the proxy card or vote by the Internet or telephone, as instructed in the proxy materials you received in connection with these shares in the PepsiCo Savings Plan. Voting instructions must be received no later than 11:59 p.m. Eastern Daylight Time on April 29, 2018, so that the trustee (who votes the shares on behalf of the participants of the PepsiCo Savings Plan) has adequate time to tabulate the voting instructions. The trustee will vote those shares you instruct. If you do not provide voting instructions, the trustee will vote your PepsiCo Savings Plan shares in the same proportion as the PepsiCo Savings Plan shares of other participants for which the trustee has received proper voting instructions.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes "for" and "against," "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. Once a share of the Company's Common Stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments of the meeting unless a new record date is or must be set for the adjourned meeting. If a quorum is not present at the opening of the meeting, the meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn.

What is the voting requirement to approve each of the proposals?

Assuming the existence of a quorum at the Annual Meeting:

• Each director nominated pursuant to Proposal No. 1 must receive a vote "for" their election from a majority of the votes cast; and
• For all other matters, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Abstentions and broker non-votes are not treated as cast either for or against a matter, and therefore will not affect the outcome of the vote.

Can I revoke my proxy or change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by voting again via the Internet or by telephone, by completing, signing, dating and returning a new proxy card or voting instruction form with a later date, or by attending the Annual Meeting and voting in person. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again.

Who will serve as the inspectors of election?

Representatives from Broadridge Investor Communication Solutions, Inc. will serve as the inspectors of election.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within the time period prescribed by SEC rules.

How are proxies solicited and what is the cost?

We are providing these proxy materials in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual Meeting. We bear all expenses incurred in connection with the solicitations of proxies. We have engaged Innisfree M&A Incorporated to solicit proxies for an estimated fee of $18,500, plus expenses.

In addition to the solicitation of proxies by mail and electronically, PepsiCo intends to ask brokers and bank nominees to solicit proxies from their principals and will pay the brokers and bank nominees their expenses for the solicitation. Our directors, officers and employees also may solicit proxies by mail, telephone, electronic or facsimile transmission or in person. They will not receive any additional compensation for these activities.

Attending the Annual Meeting

How can I attend the Annual Meeting in Person?

Attendance at the Annual Meeting is limited to shareholders as of the close of business on the record date, March 1, 2018. Each shareholder may appoint only one representative to attend the Annual Meeting on his, her or its behalf. Due to space constraints and other security measures, we are not able to admit the guests of either shareholders or their legal proxy holders. Admission to the Annual Meeting will be on a first-come, first-served basis and will require an admission ticket. Each shareholder will be asked to present valid government-issued picture identification such as a driver's license or passport. Security measures may include bag, metal detector or hand-wand searches. Cell phones, PDAs, tablets, pagers, recording and photographic equipment and/or computers will not be permitted in the meeting rooms at the Annual Meeting. These security procedures may require additional time, so please plan accordingly. The New Bern Riverfront Convention Center is accessible to disabled persons. Upon advance request, we will provide wireless headsets for hearing amplification.

How do I receive an admission ticket?

If you received your proxy materials by mail, your admission ticket will be your Notice of Internet Availability, proxy card (shareholders of record only) or voting instruction form (beneficial owners only). If you received your proxy materials by email, you will be given an opportunity to print an admission ticket after you vote online.

We encourage shareholders to pre-register in advance of the Annual Meeting by visiting *www.proxyvote.com*. You will need your 16-digit control number to access *www.proxyvote.com*, which you can find in the Notice of Internet Availability, proxy card or voting instruction form. You may also pre-register by contacting PepsiCo's Manager of Shareholder Relations at (914) 253-3055 or *investor@pepsico.com*. If you are a beneficial owner of shares, you must show proof of ownership, such as a recent bank or brokerage account statement reflecting your ownership of Common Stock as of March 1, 2018, in addition to valid government-issued picture identification. On May 2, 2018, registration will begin at 8:00 a.m. Eastern Daylight Time.

Can I listen to the Annual Meeting on the Internet?

Yes, our Annual Meeting will be webcast live on May 2, 2018 at 9:00 a.m. Eastern Daylight Time. You are invited to visit *www.pepsico.com* under *"Investors"—"Events and Presentations"* to listen to the live webcast of the Annual Meeting.

2018 Proxy Materials

Why am I receiving these proxy materials?

Our Board of Directors has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our Annual Meeting of Shareholders. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

 

What is included in these materials?

These proxy materials include:

- this Proxy Statement for the Annual Meeting; and
- our Annual Report for the fiscal year ended December 30, 2017.

If you received printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a Notice of Internet Availability in the mail instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to selected shareholders by providing access to these documents over the Internet. Accordingly, on or about March 16, 2018, we sent a Notice of Internet Availability to most of our shareholders.

These shareholders have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability or request to receive a printed set of the proxy materials by calling the toll-free number found on the Notice of Internet Availability. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help save natural resources and reduce the cost to print and distribute the proxy materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability provides you with instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- vote your shares after you have viewed our proxy materials;
- request a printed copy of the proxy materials; and
- instruct us to send our future proxy materials to you electronically by email.

> **PepsiCo will plant a tree for every shareholder that signs up for electronic delivery. Choosing to receive your future proxy materials by email will lower our costs of delivery and will help reduce the environmental impact of our Annual Meeting. Since 2016, we have planted over 30,000 trees based on the number of shareholders who have signed up for electronic delivery.**

Copies of the proxy materials are available for viewing at *www.pepsico.com/proxy18*.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. If you do so, you will receive an email next year with instructions containing a link to view those proxy materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.

What is "householding"?

If you are a beneficial owner, your bank or broker may deliver a single Proxy Statement and Annual Report, along with individual proxy cards, or individual Notices of Internet Availability to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or (914) 253-3055 or *investor@pepsico.com*.



Where can I find the Annual Report?

The 2017 Annual Report to Shareholders, including financial statements, was delivered or made available with this Proxy Statement.

A copy of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 30, 2017 (including the financial statements, schedules and a list of exhibits) will be sent without charge upon the request of any shareholder to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com*. You also may obtain our Annual Report on Form 10-K over the Internet on the SEC's website at *www.sec.gov*, or on our website at *www.pepsico.com* under "Investors" — "SEC Filings."

Other Matters

The Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting or any postponement or adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

2019 Shareholder Proposals and Director Nominations

Shareholder Proposals for Inclusion in the Proxy Statement for the 2019 Annual Meeting

PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wishes to have a proposal formally considered at the 2019 Annual Meeting of Shareholders and included in the Company's Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 16, 2018 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act.

Director Nominations for Inclusion in the Proxy Statement for the 2019 Annual Meeting

The Board has implemented a proxy access provision in our By-Laws, which allows a shareholder or group of up to 20 shareholders owning in aggregate three percent or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the By-Laws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the Company's Proxy Statement for the 2019 Annual Meeting of Shareholders pursuant to these proxy access provisions in Section 2.9 of our By-Laws, we must receive proper written notice of any such nomination no earlier than the close of business on October 17, 2018 and no later than the close of business on November 16, 2018, and the nomination must otherwise comply with our By-Laws. If, however, the 2019 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 150th day prior to such meeting and no later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date.

Other Proposals or Director Nominations for Presentation at the 2019 Annual Meeting

Under our By-Laws, if a shareholder wishes to present other business or nominate a director candidate at the 2019 Annual Meeting of Shareholders, we must receive proper written notice of any such business or nomination no earlier than the close of business on January 2, 2019 and no later than the close of business on February 1, 2019. If, however, the 2019 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in the By-Laws. If a shareholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the Annual Meeting.

All notices of proposals or nominations, as applicable, must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

 

Exhibit A—Reconciliation of GAAP and Non-GAAP Information

($ in millions, except per share amounts; unaudited)

Organic revenue, core constant currency EPS (with 2016 growth excluding the impact of the Venezuela deconsolidation), free cash flow excluding certain items, core net ROIC, core constant currency net income (refers to core constant currency net income attributable to PepsiCo, with 2016 growth excluding the impact of the Venezuela deconsolidation), core operating margin and core constant currency operating profit are non-GAAP financial measures. In addition to using these measures as compensation performance measures, we use these non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan and evaluation of our overall business performance. We believe presenting non-GAAP financial measures provides additional information to facilitate comparison of our historical operating results and trends in our underlying operating results, and provides additional transparency on how we evaluate our business. We also believe presenting these measures allows investors to view our performance using the same measures that we use in evaluating our financial and business performance and trends.

We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. The non-GAAP financial measures contained in the Proxy Statement exclude the impact of the following items:

- *Commodity Mark-to-Market Net Impact*: Mark-to-market net gains and losses on commodity derivatives in corporate unallocated expenses. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit.

- *Restructuring and Impairment Charges*: Expenses related to the 2014 and 2012 Multi-Year Productivity Plans.

- *Provisional Net Tax Expense Related to the TCJA*: In 2017, provisional net tax expense of $2.5 billion associated with the enactment of the TCJA. Included in the net tax expense of $2.5 billion is a provisional mandatory one-time transition tax of approximately $4 billion on undistributed international earnings. This mandatory one-time transition tax was partially offset by a provisional $1.5 billion benefit resulting from the required remeasurement of our deferred tax assets and liabilities to the new, lower U.S. corporate income tax rate.

- *Charges Related to the Transaction with Tingyi (Cayman Islands) Holding Corp. (Tingyi)*: In 2016, impairment charge of $373 million to reduce the value of our 5% indirect equity interest in Tingyi-Asahi Beverages Holding Co. Ltd. (TAB) to its estimated fair value. In 2015, charge of $73 million related to a write-off of the value of a call option to increase our holding in TAB to 20%.

- *Charge Related to Debt Redemption*: In 2016, interest expense primarily representing the premium paid in accordance with the "make-whole" redemption provisions to redeem all of our outstanding 7.900% senior notes due 2018 and 5.125% senior notes due 2019 for the principal amounts of $1.5 billion and $750 million, respectively.

- *Pension-Related Settlements*: In 2016, pension settlement charge of $242 million related to the purchase of a group annuity contract. In 2015, benefits of $67 million associated with the settlement of pension-related liabilities from previous acquisitions. In 2014, lump sum settlement charges of $141 million related to payments for pension liabilities to certain former employees who had vested benefits.

- *Venezuela Impairment Charges*: In 2015, charges of $1.4 billion related to the impairment of investments in our wholly-owned Venezuelan subsidiaries and beverage joint venture.

- *Tax Benefit*: In 2015, non-cash tax benefit of $230 million associated with our agreement with the Internal Revenue Service (IRS) resolving substantially all open matters related to the audits for taxable years 2010 through 2011, which reduced our reserve for uncertain tax positions for the tax years 2010 through 2011. In 2013, non-cash tax benefit of $209 million associated with our agreement with the IRS resolving all open matters related to the audits for taxable years 2003 through 2009, which reduced our reserve for uncertain tax positions for the tax years 2003 through 2012.

- *Venezuela Remeasurement Charge*: In 2014, a $105 million net charge related to our remeasurement of the bolivar for certain net monetary assets of our Venezuelan businesses. In 2013, net charge of $111 million related to the devaluation of the bolivar for our Venezuelan businesses.

- *Merger and Integration Charges*: In 2013, merger and integration charges of $10 million related to our acquisition of Wimm-Bill-Dann Foods OJSC.

Additionally, free cash flow excluding certain items is a measure management uses to monitor cash flow performance. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities. We also consider certain other items (included in the Net Cash Provided by Operating Activities Reconciliation table below) in evaluating free cash flow that we believe investors should consider in evaluating our free cash flow results.



For more information regarding these non-GAAP financial measures, including further information on the excluded items for years 2017, 2016 and 2015, see pages 53-58, 70 and 72 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 30, 2017.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies.

Net Revenue Growth Reconciliation

	Year Ended 12/30/2017
Reported Net Revenue Growth	1%
Foreign Exchange Translation	—
Acquisitions and Divestitures	—
53rd Reporting Week[a]	1
Organic Revenue Growth	2%

(a) Our fiscal 2016 results included a 53rd reporting week which increased 2016 net revenue by $657 million, including $294 million in our FLNA segment, $43 million in our QFNA segment, $300 million in our NAB segment and $20 million in our ESSA segment. Our 2017 organic revenue growth excludes the impact of the 53rd reporting week from our 2016 results.

Diluted EPS Growth Reconciliation

	Year Ended					Growth			
	12/30/2017	12/31/2016	12/26/2015	12/27/2014	12/28/2013	2017	2016	2015	2014
Reported Diluted EPS	$ 3.38	$ 4.36	$ 3.67	$4.27	$ 4.32	(23)%	19%	(14)%	(1)%
Commodity Mark-to-Market Net Impact	(0.01)	(0.08)	—	0.03	0.03				
Restructuring and Impairment Charges	0.16	0.09	0.12	0.21	0.08				
Provisional Net Tax Expense Related to the TCJA	1.70	—	—	—	—				
Charges Related to the Transaction with Tingyi	—	0.26	0.05	—	—				
Charge Related to Debt Redemption	—	0.11	—	—	—				
Pension-Related Settlements	—	0.11	(0.03)	0.06	—				
Venezuela Impairment Charges	—	—	0.91	—	—				
Tax Benefits	—	—	(0.15)	—	(0.13)				
Venezuela Remeasurement Charges	—	—	—	0.07	0.07				
Merger and Integration Charges	—	—	—	—	0.01				
Core Diluted EPS	$ 5.23	$ 4.85	$ 4.57	$4.63	$ 4.37	8%	6%	(1)%	6%
Impact of Foreign Exchange Translation						1	3	11	3
Core Constant Currency Diluted EPS Growth						9	9	10	9
Impact of Excluding Venezuela from 2015 Base[a]						n/a	2.5	n/a	n/a
Core Constant Currency Diluted EPS Growth Excluding the Impact of Venezuela from 2015 Base						9%	12%	10%	9%
2015-2017 Three-Year Growth Average						10%			

n/a - Adjustment was not applicable for purposes of calculating this target.

(a) Represents the impact of the exclusion of the 2015 results of our Venezuelan businesses, which were deconsolidated effective as of the end of the third quarter of 2015.

Net Cash Provided by Operating Activities Reconciliation

	Year Ended 12/30/2017
Net Cash Provided by Operating Activities	$ 9,994
Capital Spending	(2,969)
Sales of Property, Plant and Equipment	180
Free Cash Flow	7,205
Payments Related to Restructuring Charges	113
Net Cash Tax Benefit Related to Restructuring Charges	(30)
Discretionary Pension Contributions	6
Net Cash Tax Benefit Related to Discretionary Pension Contributions	(1)
Free Cash Flow Excluding Certain Items	$ 7,293

Note - Certain amounts above may not sum due to rounding.

ROIC

	Year Ended		
	12/30/2017	12/31/2016	12/27/2014
Net Income Attributable to PepsiCo	$ 4,857	$ 6,329	$ 6,513
Interest Expense	1,151	1,342	909
Tax on Interest Expense	(415)	(483)	(327)
	$ 5,593	$ 7,188	$ 7,095
Average Debt Obligations	$ 38,707	$ 35,308	$ 31,240
Average Common Shareholders' Equity	12,004	11,943	22,340
Average Invested Capital	$ 50,711	$ 47,251	$ 53,580
ROIC	11.0%	15.2%	13.2%

ROIC Growth Reconciliation

	Year Ended			2017 Growth versus	
	12/30/2017	12/31/2016	12/27/2014	2016	2014
ROIC	11.0%	15.2%	13.2%	(420) bps	(220) bps
Impact of:					
Average Cash, Cash Equivalents and Short-Term Investments	7.6	6.0	3.4		
Interest Income	(0.5)	(0.2)	(0.1)		
Tax on Interest Income	0.2	0.1	—		
Commodity Mark-to-Market Net Impact	—	(0.2)	0.1		
Restructuring and Impairment Charges	0.3	0.1	0.5		
Provisional Net Tax Expense Related to the TCJA	4.5	—	—		
Charge Related to the Transaction with Tingyi	(0.1)	0.6	—		
Pension-Related Settlements	—	0.3	0.1		
Venezuela Impairment Charges	(0.2)	(0.5)	—		
Tax Benefits	0.1	0.1	0.1		
Venezuela Remeasurement Charge	—	—	0.2		
Core Net ROIC	22.9%	21.5%	17.5%	140 bps	540 bps

Net Income Attributable to PepsiCo Reconciliation

	Year Ended		
	12/30/2017	12/31/2016	Growth
Net Income Attributable to PepsiCo	$ 4,857	$ 6,329	(23)%
Commodity Mark-to-Market Net Impact	(8)	(111)	
Restructuring and Impairment Charges	224	131	
Provisional Net Tax Expense Related to the TCJA	2,451	—	
Charge Related to the Transaction with Tingyi	—	373	
Charge Related to Debt Redemption	—	156	
Pension-Related Settlement Charge	—	162	
Core Net Income Attributable to PepsiCo	$ 7,524	$ 7,040	7%
Impact of Foreign Exchange Translation			1
Core Constant Currency Net Income Attributable to PepsiCo Growth			8%

Operating Margin Growth Reconciliation

	Year Ended
	12/30/2017
Reported Operating Margin Growth	96 bps
Commodity Mark-to-Market Net Impact	24
Restructuring and Impairment Charges	21
Pension-Related Settlement Charge	(39)
Charge Related to the Transaction with Tingyi	(59)
Core Operating Margin Growth	43 bps

Note - Certain amounts above may not sum due to rounding.



FLNA, NAB, ESSA and AMENA Net Revenue Growth Reconciliation

	Year Ended 12/30/2017			
	FLNA	NAB	ESSA	AMENA
Reported Net Revenue Growth	2%	(2)%	8%	(5)%
Foreign Exchange Translation	—	—	(3)	10
Acquisitions and Divestitures	—	(1)	—	—
53rd Reporting Week[a]	2	1	—	—
Organic Revenue Growth	3%	(2)%	6%	5%

(a) Our fiscal 2016 results included a 53rd reporting week which increased 2016 net revenue by $657 million, including $294 million in our FLNA segment, $43 million in our QFNA segment, $300 million in our NAB segment and $20 million in our ESSA segment. Our 2017 organic revenue growth excludes the impact of the 53rd reporting week from our 2016 results.

FLNA, NAB, ESSA and AMENA Operating Profit Growth Reconciliation

	Year Ended 12/30/2017			
	FLNA	NAB	ESSA	AMENA
Reported Operating Profit Growth	3.5%	(9)%	22%	73%
Restructuring and Impairment Charges	1	1	(2)	(3)
Charges Related to the Transaction with Tingyi	—	—	—	(64)
Core Operating Profit Growth	5%	(8)%	20%	6
Impact of Foreign Exchange Translation	—	—	—	8
Core Constant Currency Operating Profit Growth	4.5%	(8)%	20%	15%

North America Net Revenue Growth Reconciliation

	Year Ended			
	12/30/2017	12/31/2016	12/26/2015	3-Year Growth
Reported Net Revenue Growth	(0.5)%	4%	2%	2%
Foreign Exchange Translation	—	—	1	
Acquisitions and Divestitures	(1)	—	—	
53rd Reporting Week[a]	2	(2)	—	
Organic Revenue Growth	0%	2%	3%	2%

(a) Our fiscal 2016 results included a 53rd reporting week which increased 2016 net revenue by $657 million, including $294 million in our FLNA segment, $43 million in our QFNA segment, $300 million in our NAB segment and $20 million in our ESSA segment. Our 2017 organic revenue growth excludes the impact of the 53rd reporting week from our 2016 results.

North America Operating Profit Growth Reconciliation

	Year Ended			
	12/30/2017	12/31/2016	12/26/2015	3-Year Growth
Reported Operating Profit Growth	(1)%	8%	8%	5%
Restructuring and Impairment Charges	1	0	(3)	
Pension-Related Settlement Benefit	0	1	(1)	
Core Operating Profit Growth	0%	9%	4%	4%
Impact of Foreign Exchange Translation	0	0	1	
Core Constant Currency Operating Profit Growth	0%	9%	5%	5%

Note - Certain amounts above may not sum due to rounding.

 

PepsiCo Values

Our Commitment

To deliver sustained growth through empowered people acting with responsibility and building trust

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Guiding Principles

We must always strive to:

- Care for our customers, consumers and the world we live in

- Sell only products we can be proud of

- Speak with truth and candor

- Balance short term and long term

- Win with diversity and inclusion

- Respect others and succeed together



 **PEPSICO**